Exhibit 99.1

Melco Crown Entertainment

Annual Report 2011

Melco Crown Entertainment Limited

Listed on the Hong Kong Stock Exchange (Code:6883) and NASDAQ (Symbol: MPEL)

* For identification purposes only

VISION

The Future is Ours

MISSION

We shape the future of gaming and entertainment in Asia

This annual report is prepared in both English and Chinese and in the event of inconsistency, the English text of the annual report shall prevail over the Chinese text.

Contents

12 Financial Highlights

14 Market Overview and Key Highlights

16 Co-Chairman & Chief Executive Officer’s Statement

18 Business Overview

22 Corporate Citizenship and Responsible Gaming

24 Management Discussion and Analysis

50 Directors and Senior Management

57 Report of the Directors

79 Corporate Governance Report

89 Report of Independent Registered Public

Accounting Firm

91 Consolidated Balance Sheets

93 Consolidated Statements of Operations

95 Consolidated Statements of Shareholders’ Equity and Comprehensive Income (Loss)

97 Consolidated Statements of Cash Flows

99 Notes to Consolidated Financial Statements

169 Additional Information — Financial Statements Schedule 1 Financial Information of Parent Company

173 Financial Summary

175 Corporate Information

176 Definitions and Glossary

181 Appendix I — 2006 Share Incentive Plan and 2011 Share Incentive Plan

new

HORIZON

It has always been in our character to challenge the

status quo by creating unique inspirational entertainment experiences. With an enviable portfolio of entertainment assets established, we continuously look for good soil to further grow our imaginations.

The acquisition of Studio City, a unique entertainment-driven experience that captivates the mass market, significantly expands our coverage in Cotai. With our enhanced footprint in the fast-growing Cotai and the exciting possibilities that the Hengqin Island presents, the future potentials are immense.

OUTPERFORMANCE

Our visionary management and talented staff set high achievement targets and the results have, time and again, exceeded all expectations.

Apart from accomplishing new heights in financial terms, with our operations significantly ramped up, we have also been stacking up international recognitions with over a dozen awards for our outstanding facilities and services, including the “Best

Casino Operator of the Year in Asia” awarded to Melco Crown Entertainment for the third time at the International Gaming Awards, and the Forbes’ 5-Star Awards for Lodging and Spa garnered by Altira Macau for the third consecutive year. We strive to continue to raise our game.

WOW

entertainment

Breathtaking. Pulsating. Our first-class entertainment offerings aim to excite all senses of our visitors and simply leave them in awe.

The House of Dancing Water welcomed its 1,000,000th spectator on January 23, 2012 and the international piano maestro Yundi graced us with his performance in the first anniversary of the world’s largest water-based show in September 2011. Club Cubic opened in April 2011 has quickly become the most prestigious hotspot in Asia; the 11th Chinese Film Media Awards made its appearance in Macau for the first time at the iconic Dancing Water Theater in June 2011; and the first-ever Madonna exhibition in Asia opened at City of Dreams in the same month.

We never fail to bring new surprising experience.

seizing

OPPORTUNITIES

We are well-positioned in Macau, and in Cotai in particular, to fully capture the rich array of opportunities in the rapidly growing local gaming market.

Melco Crown Entertainment’s successful dual-listing on the Stock Exchange on December 7, 2011 created an additional growth driver for our Company. Adding to the joy of this momentous event, Melco Crown Entertainment was the first-ever company in the financial history of Hong Kong to hit the gong at its Listing ceremony in the Stock Exchange.

connecting

HEARTS

Our Company is a responsible corporate citizen fully committed to act in the interest of our Shareholders, employees and the wider community, by fostering the highest level of corporate governance and corporate social responsibility.

We care a great deal about creating a sustainable living environment for our future generations, and we are proud that our three hotels in City of Dreams, namely Crown Towers, Hard Rock Hotel and Grand Hyatt Macau, were recognized with the “2010 Macao Green Hotel Award” in June 2011.

We share our resources with the less fortunate in society and encourage our staff to engage in community services to spread laughter, love and care. Through a variety of community outreach programs, we truly touch the hearts of many.

Financial Highlights

Net revenues

US$3.83 billion

Net revenues for the year ended December 31, 2011 were US$3.83 billion, an increase of US$1.19 billion, or 45.0%, as compared with US$2.64 billion for the year ended December 31, 2010.

Net income

US$294.7 million

Net income attributable to Melco Crown Entertainment was US$294.7 million for the year ended December 31, 2011, as compared with net loss of US$10.5 million for the year ended December 31, 2010.

Basic net income per Share

US$0.184

Basic net income per Share attributable to Melco Crown Entertainment was US$0.184 for the year ended December 31, 2011 compared to basic net loss per Share of US$0.007 for the year ended December 31, 2010.

Adjusted EBITDA

US$809.4 million

Adjusted EBITDA for the year ended December 31, 2011 was US$809.4 million, representing an increase of US$379.0 million, or 88.1%, compared to US$430.4 million for the year ended December 31, 2010.

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Market Overview and Key Highlights

Macau Market

Gross gaming revenues in Macau grew by 42.2% in 2011 to US$33.4 billion, which follows growth of 57.8% in 2010. This growth was driven by all three main gaming segments. Rolling chip gaming revenues increased by 44.6%; representing 73% of all gaming revenues in Macau. Mass market table games revenues grew by 36.8% and electronic gaming revenues grew by 32.6%.

We believe the growth in gaming revenues in Macau is supported by, among other things, the continuing emergence of a wealthier demographic in China, a robust regulatory framework, and significant new infrastructure developments within Macau and China, as well as by the anticipated new supply of gaming and non-gaming facilities in Macau, which is predominantly focused on the Cotai region.

Visitation to Macau experienced strong growth in 2011, increasing by 12.2% to 28.0 million visitors. Mainland China continues to drive overall visitation growth, increasing by 22.2% in 2011 as compared to 0.9% for all other visitors and represented over 57.7% of all visitors to Macau. Hong Kong and Taiwan visitors represented 27.1% and 4.3% of all visitors to Macau in 2011, respectively.

Hong Kong Listing

On December 7, 2011, Melco Crown Entertainment successfully completed a dual primary listing on the Stock Exchange by way of introduction. This dual primary listing is expected to benefit our Company and ours Shareholders by, among other things, providing access to a broader range of investors, providing ready access to an additional source of equity capital if required, and enhancing our Company’s profile in Hong Kong, as well as improving access to the Hong Kong investment community, including research coverage and retail and institutional shareholders. We believe our Hong Kong Listing is important for our Company’s potential

14 Melco Crown Entertainment Limited Annual Report 2011

future growth and long-term development, particularly given that our operations are principally located in Macau.

Studio City

On July 27, 2011, we acquired a 60% equity interest in SCI, the developer of Studio City, at a total consideration of US$360 million. We envision Studio City as a large scale integrated entertainment, retail and gaming resort to be developed in Macau by our Company and New Cotai Holdings, an entity controlled by funds managed by Silver Point Capital, L.P. and Oaktree Capital Management, L.P.

In addition to its anticipated diverse range of gaming and non-gaming offerings, we believe Studio City’s location in the fast growing Cotai region of Macau, directly adjacent to the Lotus Bridge immigration checkpoint and a proposed light rail station, is a major competitive advantage, particularly as it relates to the increasingly important mass market segments.

Mocha Clubs Expansion

In September 2011, we opened our ninth Mocha Clubs venue at the Macau Tower, which offers 260 slot machines and electronic table games across approximately 21,500 square feet of floor area on the ground floor and the lower ground floor of Macau Tower.

In January 2012, we opened our tenth Mocha Clubs venue at the Hotel Golden Dragon, which offers 300 slot machines and electronic table games across approximately 20,500 square feet of floor area on the ground floor, first floor and second floor of Hotel Golden Dragon.

Other Recent Developments

• On May 9, 2011, we issued RMB2.3 billion aggregate principal amount of 3.75% bonds due 2013 and listed on the Official List of the SGX-ST.

• On June 30, 2011, we amended our City of Dreams Project Facility which, among other things, reduced the size of the facilities and lengthened the maturity profile, as well as reduced and removed certain restrictions on our business imposed by the original covenants.

• On November 29, 2011, we converted our outstanding shareholders’ loans due to Melco Leisure and Crown Asia Investments, with an aggregate balance of approximately US$115.6 million, into 40,211,930 Shares at a conversion price of US$2.87 per Share.

Annual Report 2011 Melco Crown Entertainment Limited 15

Co-Chairman & Chief Executive Officer’s Statement

2011 was a truly eventful year for our Company. We have delivered impressive operational improvements while at the same time successfully executing on a range of strategically important milestones for our Company, including the dual-listing of our Shares by way of introduction on the Main Board of the Stock Exchange and the completion of the acquisition of a 60% equity interest in SCI, the developer of Studio City.

In 2011, we delivered 88.1% year-over-year growth in Adjusted EBITDA and a 45.0% increase in net revenues. These substantial improvements in underlying profitability, driven by strong top line growth and meaningful operating leverage, are indicative of the success of our core focus on driving our mass market operations, which we believe will continue to underpin our future profitability and cash flows.

During the past year, we have expanded our rolling chip volume and mass market table games drop and improved our mass market table games hold percentages, while increasing the contribution from our unique entertainment offerings and other non-gaming amenities, such as our hotels, food and beverage and retail segments. As a result of our strong focus and commitment to the premium mass market business at City of Dreams, we have turned this important segment into one of our key competitive advantages, enabling us to capture and leverage a loyal and more profitable customer base. In addition to driving top line growth, we have maintained our strict Company-wide cost control focus, ensuring that we maximize cash flow and long-term profitability. Moreover, we have taken steps during the year to enhance our balance sheet to provide us with additional flexibility to pursue both organic and future development opportunities.

We are proud of our achievements in ramping up our operations and have continued to enrich our enviable portfolio of world-class entertainment offerings. In 2011, we opened one of the largest and most exciting clubbing facilities in Asia, Club Cubic at City of Dreams. We also recently opened Hard Rock Cafe at City of Dreams in February 2012 which, together with The House of Dancing Water and our Dragon’s Treasure show, solidifies our reputation as the leading provider of world-class entertainment in the region. We have also opened two new Mocha Clubs, Mocha Macau Tower and Mocha Golden Dragon, which further bolsters our significant presence in the slots club market. For the third consecutive year, Altira Macau has been honored with the Forbes five-star rating for its hotel and spa offerings.

We are optimistic about the outlook for Macau in 2012 given its robust regulatory framework, together with the ongoing structural demand for leisure and gaming in Macau, particularly from our core feeder markets in China and Hong Kong. We are particularly excited about the supportive infrastructure development plan for Macau, and specifically the Cotai region, which we believe is well on the way to becoming the epicenter of gaming, leisure and entertainment in Macau. Studio City, with its unique and diversified offerings, will complement our current portfolio of assets and enlarge our footprint in Macau, while reinforcing Macau’s position as the leading leisure and tourism destination in Asia.

Internally, we have recently implemented a streamlined management structure to unlock synergies between our gaming and non-gaming operations, which we believe will enhance our organizational efficiency and our competitiveness in this dynamic market.

Finally, we would like to express our heartfelt thanks to our Board of Directors, Shareholders, employees and business partners for their support during 2011, which empowered Melco Crown Entertainment to reach new heights across many areas. We will continue to focus on improving the efficiency of both our gaming and non-gaming operations and ensuring that we leverage our core assets to drive profitability and generate long-term value for all our Shareholders.

Ho, Lawrence Yau Lung

Co-Chairman and Chief Executive Officer

Annual Report 2011 Melco Crown Entertainment Limited 17

Business Overview

We are a developer, owner and, through our subsidiary Melco Crown Gaming, operator of casino gaming and entertainment resort facilities focused on the Macau market.

We currently have two major casino based operations, namely, City of Dreams and Altira Macau, and non-casino based operations at our Mocha Clubs. Our operations cater to a broad spectrum of gaming patrons, from high-stakes rolling chip gaming patrons to gaming patrons seeking a broader entertainment experience. We seek to attract patrons from throughout Asia and, in particular, from Greater China.

We focus on the Macau gaming market, which we believe will continue to be one of the largest gaming destinations in the world. In 2011, Macau generated approximately US$33.4 billion of gaming revenues, according to the DICJ, compared to US$6.0 billion and US$3.3 billion of gaming revenues (excluding sports book and race book) generated on the Las Vegas Strip, according to the Nevada Gaming Control Board and, in Atlantic City, according to the New Jersey Division of Gaming Enforcement for 2011, respectively. In addition,

18 Melco Crown Entertainment Limited Annual Report 2011

Macau is currently the only market in Greater China, and one of only several in Asia, to offer legalized casino gaming.

Our Company’s ADSs were listed on the NASDAQ Global Market in December 2006 and were upgraded to be traded on the NASDAQ Global Select Market in January 2009. Our Company was also successfully listed on the Stock Exchange in December 2011.

City of Dreams

City of Dreams is an integrated resort development in Cotai, Macau which opened in June 2009. City of Dreams targets premium mass market and rolling chip players from regional markets across Asia. City of Dreams currently features a casino area

Annual Report 2011 Melco Crown Entertainment Limited 19

of approximately 420,000 square feet with a total of approximately 430 gaming tables and approximately 1,300 gaming machines.

The Crown Towers hotel and the Hard Rock Hotel each offers approximately 300 guest rooms, and the Grand Hyatt Macau hotel offers approximately 800 guest rooms. City of Dreams includes over 20 restaurants and bars, approximately 70 retail outlets, an audio visual multimedia experience, recreation and leisure facilities, including health and fitness clubs, three swimming pools, spa and salons and banquet and meeting facilities. The Club Cubic nightclub, with approximately 26,210 square feet of live entertainment space, opened at City of Dreams in April 2011.

The Dancing Water Theater, a wet stage performance theater with approximately

2,000 seats, opened in September 2010 and features the internationally acclaimed and award winning “The House of Dancing Water” show.

Our Company continues to evaluate the next phase of our development plan at City of Dreams. We currently expect the next phase of development to include a hotel featuring either an apartment hotel or a general hotel and anticipate we will finance this phase separately from the rest of City of Dreams.

Altira Macau

Altira Macau (formerly known as Crown Macau) opened in May 2007 and is designed to provide a casino and hotel experience that caters to Asian rolling chip customers and players sourced primarily through gaming promoters.

Altira Macau currently features a casino area of approximately 173,000 square feet with a total of approximately 200 gaming tables. Our multi-floor layout comprises primarily designated gaming areas and private gaming rooms for rolling chip players, together with a general gaming area for the mass market that offers various table limits to cater to a wide range of mass market patrons.

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The 38-story hotel comprises approximately 200 guest rooms and has a number of non-gaming entertainment venues, including restaurants, several bars, a spa, gymnasium, outdoor garden podium and a sky terrace lounge.

Mocha Clubs

Our Mocha Clubs comprise the largest non-casino based operations of electronic gaming machines in Macau and are located in areas with strong pedestrian traffic, typically within three-star hotels. Mocha Clubs first opened in September 2003 and have grown to ten Mocha Clubs with gaming space ranging from approximately 3,000 square feet to 21,500 square feet. Mocha Clubs currently have more than 2,100 gaming machines in operation. Mocha Clubs focus on general mass market players, including day-trip customers, outside the conventional casino setting.

Studio City

Our design plans in relation to Studio City, in which we own 60% of the equity interest, are effectively complete and we are undergoing the necessary government processes to obtain the required approvals to commence construction. Other than utilizing internal cash flows, we are also evaluating financing plans in relation to Studio City including a bank loan and other debt financing. Currently, our Company envisions Studio City as a large scale integrated entertainment, retail and gaming resort with gaming areas, four-star and/or five-star hotel offerings, and various entertainment, retail and food and beverage outlets to attract a wide range of customers, with a particular focus on the mass market segment in Asia and, in particular, from Greater China.

In addition to its anticipated diverse range of gaming and non-gaming offerings, we believe Studio City’s location in the fast growing Cotai region of Macau, directly adjacent to the Lotus Bridge immigration checkpoint and a proposed light rail station, is a major competitive advantage, particularly as it relates to the increasingly important mass market segment.

Annual Report 2011 Melco Crown Entertainment Limited 21

Corporate Citizenship and Responsible Gaming

Melco Crown Entertainment’s corporate social responsibility strategy is to focus on the social issues in Macau and to be a long-term partner with local charity organizations to facilitate solutions through innovative programs and support. youth, education, women, culture, environment and responsible gaming are the key focus areas in addition to philanthropic support of various charity causes.

Development of people, especially local Macau employees, is a key contribution to the long-term sustainability of Macau, where labor issues are at the forefront. Melco Crown Entertainment’s Learning Academy, the first in-house learning facility in Macau, was launched in 2009 and through its “whole person” development approach, provides a wide variety of courses in management, finance, marketing and lifestyle courses. Its “50/2010 Action”, a commitment to have over 50% of its management positions to be held by local Macau people by the end of 2010, surpassed its goal from its inception in 2008. Melco Crown Entertainment has also enabled high school diplomas through a creative approach in partnership with the Department of Education, a first of its kind program created to support one of the key initiatives of the Macau government to encourage high school graduates.

As a socially-responsible company, Melco Crown Entertainment endeavors to be environmentally-responsible. In recognition of our Company’s effort in environmental protection and leadership in deploying environmental-friendly facilities and equipment in our operations, City of Dreams was the first-ever facility in Macau to attain Indoor Environmental Quality Certification, and at the same time, the three hotels in City of Dreams, namely Crown Towers, Hard Rock Hotel and Grand Hyatt Macau, were honored with the “2010 Macao Green Hotel Award” in June 2011.

Responsible Gaming is also a core program in which all employees receive training as part of social responsibility development, and Melco Crown Entertainment works closely with the Macau government and professional counseling services to promote responsible gaming practices to our employees, our customers and the public.

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Annual Report 2011 Melco Crown Entertainment Limited 23

Management Discussion and Analysis

Summary of Financial Results

For the year ended December 31, 2011, our total net revenues were US$3.83 billion, an increase of 45.0% from US$2.64 billion of net revenues in 2010. Net income attributable to Melco Crown Entertainment for the year ended December 31, 2011 was US$294.7 million, as compared to a net loss of US$10.5 million for the year ended December 31, 2010. Our significant improvement in profitability was predominantly a result of the substantial improvements in operating performance, particularly from our gaming operations.

Net revenues

Total operating costs and expenses Operating income (loss)

Net income (loss) attributable to Melco Crown Entertainment

Year Ended December 31,

2011 2010 2009

(in thousands of US$)

$ 3,830,847 $ 2,641,976 $ 1,332,873

(3,385,737) (2,549,464) (1,604,920)

445,110 92,512 (272,047)

$ 294,656 $ (10,525) $ (308,461)

24 Melco Crown Entertainment Limited Annual Report 2011

Our results of operations for the years presented are not comparable for the following reasons: On June 1, 2009, City of Dreams opened and progressively added to its operations following the completion of construction of Grand Hyatt Macau in December 2009 and the opening of The House of Dancing Water in the third quarter of 2010. On July 27, 2011, we acquired a 60% equity interest in SCI, the developer of Studio City.

Factors Affecting Our Current and Future Results

Our results of operations are and will be affected most signifi cantly by: The growth of the gaming and leisure market in Macau, which is facilitated by a number of key drivers and initiatives including, among others, favorable population demographics and economic growth in major Asian tourism markets, substantial private capital investment in Macau, particularly in developing diversifi ed destination resort properties, and the commitment and support of central and local governments to improve and develop infrastructure both within, and connecting to, Macau; The current economic and operating environment, including the impact of global and local economic conditions, changes in capital market conditions as well as the impact of visa and other regulatory policies of central and local governments; The competitive landscape in Macau, which is expected to evolve as more gaming and non-gaming facilities are developed in Macau, including the expected new supply of integrated resorts in the Cotai region of Macau, as well as the impact of recent or future expansion of gaming markets throughout Asia; Our casino mix in terms of the different mix of table and machine games and customer playing habits, such as the mix between rolling chip and mass market table game segments, as well as changes in the mix of rolling chip business sourced through gaming promoters or via our direct VIP relationships; and Our relationships with gaming promoters, which contribute a signifi cant portion of our casino revenues and the majority of which are provided with credit as part of the ordinary course of business, expose us to credit risks. For the years ended December 31, 2011, 2010 and 2009, approximately 61.0%, 62.3% and 71.8% of our casino revenues were derived from customers sourced through our gaming promoters, respectively. For the year ended December 31, 2011, our top fi ve customers and the largest customer were gaming promoters and accounted for approximately 23.9% and 6.9% of our casino revenues, respectively. We believe we have good relationships with believe we have good relationships with our gaming promoters and our commission levels broadly have remained stable throughout our operating history. Commissions paid to our gaming promoters (net of amounts indirectly rebated to customers) amounted to US$339.0 million, US$238.7 million and US$180.9 million for the years ended December 31, 2011, 2010 and 2009, respectively.

• Our exposure to interest rate risk is associated with our substantial indebtedness bearing interest based on floating rates. We have and may continue to hedge our exposure to floating interest rates. As of December 31, 2011, approximately 57% of our long-term debt was based on fixed rates due to the issuance of the RMB Bonds and the drawdown of the Deposit-Linked Loan in May 2011. As of December 31, 2010, approximately 32% of our long-term debt was based on fixed rates due to the issuance of our Senior Notes in May 2010. Based on December 31, 2011 and 2010 debt and interest rate swap levels, an assumed 100 basis point change in the Hong Kong Interbank Offered Rate (“HIBOR”) and London Interbank Offered Rate (“LIBOR”) would cause our annual interest cost to change by approximately US$8.9 million and US$7.6 million, respectively.

• Our exposure to foreign exchange rate risk is associated with the currency of our operations and our indebtedness and as a result of the presentation of our financial statements in U.S. dollars. The majority of our revenues are denominated in H.K. dollars, given the H.K. dollar is the predominant currency used in gaming transactions in Macau and is often used interchangeably with the Pataca in Macau, while our expenses are denominated predominantly in Patacas. In addition, a significant portion of our indebtedness, as a result of the Senior Notes, and certain expenses, are denominated in U.S. dollars, and the costs associated with servicing and repaying such debt will be denominated in U.S. dollars. We also have a significant portion of our assets and liabilities denominated in Renminbi, as a result of our RMB Bonds and the associated restricted cash balances. The costs incurred with servicing and repaying such debt will be denominated in Renminbi.

Any significant fluctuations in the exchange rates between H.K. dollars or Patacas to U.S. dollars may have a material adverse effect on our revenues and financial condition.

We accept foreign currencies from our customers and as at December 31, 2011, in addition to H.K. dollars and Patacas, we hold a nominal amount of other foreign currencies. However, any foreign exchange risk exposure associated with those currencies is minimal.

We have not engaged in hedging transactions with respect to foreign exchange exposure of our revenues and expenses in our day-to-day operations during the years ended December 31, 2011 and 2010. Instead, we maintain a certain amount of our operating funds in the same currencies in which we have obligations, thereby reducing our exposure to currency fluctuations. However, we occasionally enter into foreign exchange transactions as part of financing transactions and capital expenditure.

26 Melco Crown Entertainment Limited Annual Report 2011

See note 11 and note 13 to the consolidated financial statements included in this annual report for further details related to our indebtedness and foreign currency exposure, and for the fair value of the remaining forward exchange rate contract as of December 31, 2011.

Based on the balances of long-term debts and restricted cash predominated in currencies other than U.S. dollars as of December 31, 2011, an assumed 1% change in the exchange rates between H.K. dollars or Renminbi against the U.S. dollar would cause a foreign transaction gain or loss of approximately US$13.7 million.

Our historical financial results may not be characteristic of our potential future results as we continue to expand and refine our service offerings at our properties and develop and open new properties.

Key Performance Indicators (KPIs)

We use the following KPIs to evaluate our casino operations, including table games and gaming machines:

• Table games win: the amount of wagers won net of wagers lost that is retained and recorded as casino revenues.

• Drop: the amount of cash to purchase gaming chips and promotional vouchers that are deposited in a gaming table’s drop box, plus gaming chips purchased at the casino cage.

• Gaming machine handle (volume): the total amount wagered in gaming machines.

• Gaming machine win rate (previously known as “gaming machine hold percentage”): actual win expressed as a percentage of gaming machine handle.

In the rolling chip market segment, customers purchase identifiable chips known as non-negotiable chips, or rolling chips, from the casino cage, and there is no deposit into a gaming table’s drop box of rolling chips purchased from the cage. We also use additional indicators to monitor table games performance for rolling chip and mass market table games segments:

• Rolling chip volume: the amount of non-negotiable chips wagered and lost by the rolling chip market segment.

• Rolling chip win rate (previously known as “rolling chip hold percentage”): rolling chip table games win as a percentage of rolling chip volume.

• Mass market table games drop (previously known as “non-rolling chip volume”): the amount of table games drop in the mass market table games segment.

• Mass market table games hold percentage (previously known as “non-rolling chip hold percentage”): mass market table games win as a percentage of mass market table games drop.

Rolling chip volume and mass market table games drop are not equivalent. Rolling chip volume is a measure of amounts wagered and lost. Mass market table games drop measures buy in. Rolling chip volume is generally substantially higher than mass market table games drop. As these volumes are the denominator used in calculating win rate or hold percentage, with the same use of gaming win as the numerator, the win rate is generally lower in the rolling chip market segment than the hold percentage in the mass market table games segment.

Our combined expected rolling chip win rate (calculated before discounts and commissions) across our properties is in the range of 2.7% to 3.0%. Our combined expected mass market table games hold percentage is in the range of 18% to 22%, which is based on the mix of table games at our casino properties as each table game has its own theoretical hold percentage. Our combined expected gaming machine win rate is in the range of 5% to 6%.

We use the following KPIs to evaluate our hotel operations:

• Average daily rate: calculated by dividing total room revenues (less service charges, if any) by total rooms occupied, i.e., average price of occupied rooms per day.

Annual Report 2011 Melco Crown Entertainment Limited 27

• Occupancy rate: the average percentage of available hotel rooms occupied during a period.

• Revenue per available room, or REVPAR: calculated by dividing total room revenues (less service charges, if any) by total rooms available, thereby representing a combination of hotel average daily room rates and occupancy.

Complimentary rooms, for which rates are set at a discount from standard walk-in rates, are included in the calculation of these measures. As not all available rooms are occupied, average daily room rates are normally higher than revenue per available room.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010 Revenues

Our total net revenues for the year ended December 31, 2011 were US$3.83 billion, an increase of US$1.19 billion, or 45.0%, from US$2.64 billion for the year ended December 31, 2010. The increase in total net revenues was primarily driven by the significant improvements in operating performance at City of Dreams and Altira Macau, as well as contributions from The House of Dancing Water.

Our total net revenues for the year ended December 31, 2011 comprised US$3.68 billion of casino revenues, representing 96.0% of our total net revenues, and US$151.4 million of net non-casino revenues (total non-casino revenues after deduction of promotional allowances). Our total net revenues for the year ended December 31, 2010 comprised US$2.55 billion of casino revenues, representing 96.5% of our total net revenues, and US$91.4 million of net non-casino revenues.

Casino. Casino revenues for the year ended December 31, 2011 were US$3.68 billion, representing a US$1.13 billion, or 44.3%, increase from casino revenues of US$2.55 billion for the year ended December 31, 2010, primarily due to an increase in casino revenues at City of Dreams of US$794.0 million, or 50.8%, and at Altira Macau of US$313.6 million, or 37.0%. This increase was primarily driven by increased rolling chip volume and mass market table games drop at both City of Dreams and Altira Macau.

Altira Macau. Altira Macau’s rolling chip volume for the year ended December 31, 2011 was US$51.2 billion, representing an increase of US$10.9 billion, or 27.1%, from US$40.3 billion for the year ended December 31, 2010. Rolling chip win rate (calculated before discounts and commissions) was 3.03% for the year ended December 31, 2011, slightly higher than our expected level of 2.7% to 3.0%, and an increase from 2.91% for the year ended December 31, 2010. In the mass market table games segment, mass market table games drop was US$581.8 million for the year ended December 31, 2011, representing an increase of 54.3% from US$377.1 million for the year ended December 31, 2010. The mass market table games hold percentage was 16.6% for the year ended December 31, 2011, within our expected range for that year of 16.0% to 20.0% and a slight increase from 16.2% for the year ended December 31, 2010.

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City of Dreams. City of Dreams’ rolling chip volume for the year ended December 31, 2011 of US$78.8 billion represented an increase of US$27.1 billion, or 52.4%, from US$51.7 billion for the year ended December 31, 2010. Rolling chip win rate (calculated before discounts and commissions) was 2.89% for the year ended December 31, 2011, which is within our expected range of 2.7% to 3.0%, and a slight decrease from 2.92% for the year ended December 31, 2010. In the mass market table games segment, mass market table games drop was US$2.94 billion for the year ended December 31, 2011 which represented an increase of US$0.88 billion, or 42.7%, from US$2.06 billion for the year ended December 31, 2010. The mass market table games hold percentage was 24.4% in the year ended December 31, 2011, which is within our expected range for that period of 21.0% to 26.0% and increased from 21.5% for the year ended December 31, 2010. Average net win per gaming machine per day was US$268 for the year ended December 31, 2011, an increase of US$49, or 22.4%, from US$219 for the year ended December 31, 2010.

Mocha Clubs. Mocha Clubs’ average net win per gaming machine per day for the year ended December 31, 2011 was US$217, an increase of approximately US$25, or 13.0%, from US$192 for the year ended December 31, 2010.

Rooms. Room revenues for the year ended December 31, 2011 were US$103.0 million, representing a US$19.3 million, or 23.0%, increase from room revenues of US$83.7 million for the year ended December 31, 2010 primarily due to an increase in visitation and the positive impact of a full-year operation in 2011 of The House of Dancing Water, which opened in September 2010. Altira Macau’s average daily rate, occupancy rate and REVPAR were US$196, 98% and US$191, respectively, for the year ended December 31, 2011, as compared to US$166, 94% and US$156, respectively, for the year ended December 31, 2010. City of Dreams’ average daily rate, occupancy rate and REVPAR were US$172, 91% and US$156, respectively for the year ended December 31, 2011, as compared to US$157, 80% and US$126, respectively, for the year ended December 31, 2010.

Annual Report 2011 Melco Crown Entertainment Limited 29

Food, beverage and others. Other non-casino revenues for the year ended December 31, 2011 included food and beverage revenues of US$61.8 million, and entertainment, retail and other revenues of approximately US$86.2 million. Other non-casino revenues for the year ended December 31, 2010 included food and beverage revenues of US$56.7 million, and entertainment, retail and other revenues of approximately US$32.7 million. The increase of US$58.6 million in food, beverage and other revenues from the year ended December 31, 2010 to the year ended December 31, 2011 was primarily due to an increase in visitation and the positive impact of a full-year operation in 2011 of The House of Dancing Water, which opened in September 2010.

Operating costs and expenses

Total operating costs and expenses were US$3.39 billion for the year ended December 31, 2011, representing an increase of US$836.3 million, or 32.8%, from US$2.55 billion for the year ended December 31, 2010. The increase in operating costs was primarily due to an increase in operating costs at City of Dreams and Altira Macau, which is in line with increased gaming volume and the associated increase in revenues, as well as the increase in operating costs associated with increased visitation and the full-year operation of The House of Dancing Water since its opening in September 2010.

Casino. Casino expenses increased by US$750.0 million, or 38.5%, to US$2.70 billion for the year ended December 31, 2011 from US$1.95 billion for the year ended December 31, 2010 primarily due to additional gaming tax and other levies and commission expenses of US$586.6 million and US$100.3 million, respectively, as a result of increased casino revenues, as well as other operating costs, such as payroll and utility expenses of US$63.0 million.

Rooms. Room expenses, which represent the costs in operating the hotel facilities at Altira Macau and City of Dreams, increased by 13.1% to US$18.2 million for the year ended December 31, 2011 from US$16.1 million for the year ended December 31, 2010, primarily due to an increase in occupancy rates as a result of increased visitation.

Food, beverage and others. Food, beverage and others expenses increased by US$39.9 million, or 75.8%, to US$92.6 million for the year ended December 31, 2011 from US$52.7 million for the year ended December 31, 2010, primarily driven by increased visitation to our properties and particularly, The House of Dancing Water, which opened in September 2010.

30 Melco Crown Entertainment Limited Annual Report 2011

General and administrative. General and administrative expenses increased by US$20.4 million, or 10.2%, to US$220.2 million for the year ended December 31, 2011 from US$199.8 million for the year ended December 31, 2010, primarily due to an increase in payroll expenses, utilities and transportation costs, which resulted from improved operating performance at City of Dreams and Altira Macau.

Pre-opening costs. Pre-opening costs were US$2.7 million for the year ended December 31, 2011 as compared to US$18.6 million for the year ended December 31, 2010. Such costs relate primarily to personnel training, marketing, advertising and other administrative costs in connection with new or start-up operations. Pre-opening costs for the year ended December 31, 2011 related to the opening of Club Cubic at City of Dreams in April 2011 and the pre-opening costs for the year ended December 31, 2010 related primarily to the opening of The House of Dancing Water in September 2010.

Amortization of gaming subconcession. Amortization of our Subconcession continued to be recognized on a straight-line basis at an annual rate of US$57.2 million for each of the years ended December 31, 2011 and 2010.

Amortization of land use rights. Amortization of land use rights expenses increased by US$14.9 million, or 76.2%, to US$34.4 million for the year ended December 31, 2011 from US$19.5 million for the year ended December 31, 2010, primarily due to the inclusion of amortization of land use rights expenses associated with Studio City.

Depreciation and amortization. Depreciation and amortization expenses increased by US$22.9 million, or 9.7%, to US$259.2 million for the year ended December 31, 2011 from US$236.3 million for the year ended December 31, 2010, primarily due to depreciation of assets placed into service associated with a full-year operation in 2011 of The House of Dancing Water, which opened in September 2010.

Property charges and others. Property charges and others for the year ended December 31, 2011 were US$1.0 million, which related to a donation made to support the relief efforts for the Japan earthquake in 2011.

Non-operating expenses

Non-operating expenses consist of interest income, interest expenses, net of capitalized interest, amortization of deferred financing costs, loan commitment fees, foreign exchange gain (loss), net, costs associated with debt modification, loss on extinguishment of debt, reclassification of accumulated losses of interest rate swap agreements from accumulated other comprehensive losses, change in fair value of interest swap agreements, listing expenses as well as other non-operating income, net.

Annual Report 2011 Melco Crown Entertainment Limited 31

Interest income was US$4.1 million for the year ended December 31, 2011, as compared to US$0.4 million for the year ended December 31, 2010, primarily driven by increase in cash balances as a result of improvements in our operating cash flows.

Interest expenses were US$113.8 million, net of capitalized interest of US$3.2 million for the year ended December 31, 2011, compared to US$93.4 million, net of capitalized interest of US$11.8 million for the year ended December 31, 2010. The increase in net interest expenses (net of capitalization) of US$20.4 million was primarily due to US$23.4 million of higher interest expenses associated with the issuance of the Senior Notes in May 2010 as a full-year of fixed interest was recognized for the year ended December 31, 2011, an increase of US$14.9 million for interest charges on the RMB Bonds and the Deposit-Linked Loan issued in May 2011, together with a decrease in capitalized interest of US$8.6 million as such charges were not eligible for capitalization following the opening of The House of Dancing Water in September 2010, offset in part by a decrease of US$26.9 million of interest charges on the City of Dreams Project Facility, net of interest on interest rate swap agreements, primarily due to a lower outstanding balance as a result of repayments made in accordance to the amortization schedule.

Other finance costs for the year ended December 31, 2011 of US$15.6 million, included US$14.2 million of amortization of deferred financing costs and loan commitment fees of US$1.4 million. Other finance costs for the year ended December 31, 2010 included US$14.3 million of amortization of deferred financing costs and a credit amount of US$3.8 million of loan commitment fees related to the City of Dreams Project Facility.

Costs associated with debt modification of US$3.3 million for the year ended December 31, 2010 related to the amendment of the City of Dreams Project Facility in May 2010, which included a write off on the balance of unamortized deferred

32 Melco Crown Entertainment Limited Annual Report 2011

financing costs relating to the reduced borrowing capacity of the Revolving Credit Facility granted under the City of Dreams Project Facility. There were no costs associated with debt modification for the year ended December 31, 2011.

The amendment of the City of Dreams Project Facility completed on June 30, 2011 was primarily accounted for as an extinguishment of debt resulting in a loss on extinguishment of US$25.2 million for the year ended December 31, 2011. There was no loss on extinguishment of debt for the year ended December 31, 2010.

The reclassification of US$4.3 million relating to the accumulated losses of interest rate swap agreements from accumulated other comprehensive losses to consolidated statements of operations for the year ended December 31, 2011 was required as such swap agreements no longer qualified for hedge accounting immediately after the amendment of the City of Dreams Project Facility on June 30, 2011.

Listing expenses of US$9.0 million for the year ended December 31, 2011 related to the listing of our Shares on the Stock Exchange in December 2011.

Income tax credit (expense)

The effective tax rate for the year ended December 31, 2011 was a negative rate of 0.6%, as compared to a negative rate of 9.6% for the year ended December 31, 2010. Such rates for the years ended December 31, 2011 and 2010 differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of change in valuation allowance on the net deferred tax assets for the years ended December 31, 2011 and 2010, with the effect of a tax holiday of US$69.7 million and US$28.1 million on the net income of our Macau gaming operations during the year ended December 31, 2011 and 2010, respectively, due to our income tax exemption in Macau, which is set to expire in 2016. Our management does not anticipate recording an income tax benefit related to deferred tax assets generated by our Macau operations; however, to the extent that the financial results of our Macau operations improve and it becomes more likely than not that the deferred tax assets are realizable, we will be able to reduce the valuation allowance through earnings.

Net loss attributable to noncontrolling interests

Our net loss attributable to noncontrolling interest of US$5.8 million for the year ended December 31, 2011 was primarily due to the share of the Studio City expenses by New Cotai Holdings, which owns a 40% interest in SCI, upon the completion of our acquisition of a 60% equity interest in SCI on July 27, 2011.

Net income (loss) attributable to Melco Crown Entertainment

As a result of the foregoing, we had net income of US$294.7 million for the year ended December 31, 2011, compared to a net loss of US$10.5 million for the year ended December 31, 2010.

Annual Report 2011 Melco Crown Entertainment Limited 33

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Revenues

Our total net revenues for the year ended December 31, 2010 were US$2.64 billion, an increase of US$1.31 billion, or 98.2%, from US$1.33 billion for the year ended December 31, 2009. The increase in total net revenues was primarily driven by the improvement in operating results and a full year operation in 2010 of City of Dreams, which opened in June 2009 and generated US$1.09 billion more in net revenues as compared to the year ended December 31, 2009, as well as an increase in rolling chip volume and win rate at Altira Macau.

Our total net revenues for the year ended December 31, 2010 comprised US$2.55 billion of casino revenues, representing 96.5% of our total net revenues, and US$91.4 million of net non-casino revenues (total non-casino revenues after deduction of promotional allowances). Our total net revenues for the year ended December 31, 2009 comprised US$1.30 billion of casino revenues, representing 97.9% of our total net revenues, and US$28.2 million of net non-casino revenues.

Casino. Casino revenues for the year ended December 31, 2010 were US$2.55 billion, representing a US$1.25 billion, or 95.5%, increase in casino revenues of US$1.30 billion for the year ended December 31, 2009, primarily due to casino revenues of US$1.03 billion attributable to a full-year operation and improvement in results of City of Dreams which opened in June 2009, and an increase in casino revenues generated by Altira Macau from US$653.0 million to US$846.9 million which was primarily driven by an increase in rolling chip volume and a higher rolling chip win rate.

34 Melco Crown Entertainment Limited Annual Report 2011

Altira Macau. Altira Macau’s rolling chip volume for the year ended December 31, 2010 was US$40.3 billion, representing an increase of US$2.8 billion from US$37.5 billion for the year ended December 31, 2009. Rolling chip win rate (calculated before discounts and commissions) was 2.91% for the year ended December 31, 2010, within our expected level of 2.7% to 3.0% and an increase from 2.55% for the year ended December 31, 2009. In the mass market table games segment, mass market table games drop was US$377.1 million for the year ended December 31, 2010, representing an increase of 38.2% from US$273.0 million for the year ended December 31, 2009. The mass market table games hold percentage was 16.2% for the year ended December 31, 2010, within our expected range of 16.0% to 20.0% and an increase from 16.0% for the year ended December 31, 2009.

City of Dreams. City of Dreams’ rolling chip volume for the year ended December 31, 2010 of US$51.7 billion represented an increase of US$31.5 billion from US$20.3 billion for the year ended December 31, 2009. Rolling chip win rate (calculated before discounts and commissions) was 2.92% for the year ended December 31, 2010, within our expected level of 2.7% to 3.0% and an increase from 2.65% for the year ended December 31, 2009. In the mass market table games segment, mass market table games drop was US$2.06 billion for the year ended December 31, 2010 which increased by 126% from US$912.6 million for the year ended December 31, 2009. The mass market table games hold percentage was 21.5% for the year ended December 31, 2010, which was within our expected range of 18.0% to 22.0% and significantly increased from 16.3% for the year ended December 31, 2009. The mass market table games hold percentage of 16.3% for the year ended December 31, 2009 at City of Dreams was within the range expected for the first six months of a new property. The expected range of mass market table games hold percentage is different for Altira Macau and City of Dreams due to, among other factors, the difference in the mix of table games, each of which has its own theoretical hold percentage, as well as from differences in the expected length of play per customer and average spend per bet. Average net win per gaming machine per day at City of Dreams was US$219 for the year ended December 31, 2010, an increase of US$82 from the year ended December 31, 2009.

Mocha Clubs. Mocha Clubs’ average net win per gaming machine per day for the year ended December 31, 2010 was US$192, an increase of approximately US$11 in net win per gaming machine per day over the year ended December 31, 2009.

Rooms. Room revenues for the year ended December 31, 2010 were US$83.7 million, representing a US$42.5 million, or 103.1%, increase from room revenues of US$41.2 million for the year ended December 31, 2009, primarily due to the opening of City of Dreams in June 2009, increasing the number of hotel rooms available across both properties to approximately 1,650 in 2010. Altira Macau’s average daily rate, occupancy and REVPAR were US$166, 94% and US$156, respectively, for 2010, as compared to US$219, 92% and US$201, respectively, for the year ended December 31, 2009. The decrease in Altira Macau’s average daily rate for the year ended December 31, 2010 was attributable to a greater proportion of rooms being allocated to gaming customers, to whom we typically provide additional discounts and promotional services, in line with our casino revenues growth. City of Dreams’ average daily rate, occupancy and REVPAR were US$157, 80% and US$126, respectively, for the year ended December 31, 2010 as compared to US$159, 84% and US$133, respectively, for the year ended December 31, 2009.

Food, beverage and others. Other non-casino revenues for the year ended December 31, 2010 included food and beverage revenues of US$56.7 million, and entertainment, retail and other revenues of approximately US$32.7 million. Other non-casino revenues for the year ended December 31, 2009 included food and beverage revenues of US$28.2 million, and entertainment, retail and other revenues of approximately US$11.9 million. The increase of US$49.3 million in non-casino

Annual Report 2011 Melco Crown Entertainment Limited 35

revenues was primarily due to a full-year of operation of City of Dreams in 2010, increased retail leased space at City of Dreams and the opening of The House of Dancing Water in September 2010.

Operating costs and expenses

Total operating costs and expenses were US$2.55 billion for the year ended December 31, 2010, representing an increase of US$944.5 million, or 58.9%, from US$1.60 billion for the year ended December 31, 2009. The increase in operating costs of US$944.5 million was primarily due to the commencement of operations at City of Dreams in June 2009, followed by the opening of Grand Hyatt in the fourth quarter of 2009 and The House of Dancing Water in September 2010, and an increase in operating costs at Altira Macau associated with the increase in revenues as described above.

Casino. Casino expenses increased by US$818.7 million, or 72.4%, to US$1.95 billion for the year ended December 31, 2010 from US$1.13 billion for the year ended December 31, 2009, primarily due to an increase in casino revenues as a result of the full-year operation of City of Dreams in 2010, as well as additional gaming tax and other levies of US$624.5 million.

Rooms. Room expenses, which represent the costs in operating the hotel facilities at Altira Macau and City of Dreams, increased by 153.8% to US$16.1 million for the year ended December 31, 2010 from US$6.4 million for the year ended December 31, 2009, primarily due to the full-year operation of City of Dreams in 2010.

Food, beverage and others. Food, beverage and other expenses increased by US$31.8 million, or 152.5%, to US$52.7 million for the year ended December 31, 2010 from US$20.9 million for the year ended December 31, 2009, primarily due to the full-year operation of City of Dreams in 2010 and the opening of The House of Dancing Water in September 2010.

General and administrative. General and administrative expenses increased by US$68.8 million, or 52.6%, to US$199.8 million for the year ended December 31, 2010 from US$131.0 million for the year ended December 31, 2009, primarily due to an increase of US$56.9 million for the full-year operation of City of Dreams in 2010 and US$14.1 million of increased corporate payroll and other costs. The increase primarily related to payroll expenses, utilities, transportation costs and bank charges. Corporate payroll and other costs increased in line with our planned growth.

Pre-opening costs. Pre-opening costs were US$18.6 million for the year ended December 31, 2010 as compared to US$91.9 million for the year ended December 31, 2009. Such costs relate primarily to personnel training, marketing, advertising and other administrative costs in connection with new or start-up operations. Pre-opening costs for the year ended December 31, 2010 related to the opening of The House of Dancing Water in September 2010 and the pre-opening costs for the year ended December 31, 2009 related to the opening of City of Dreams in June 2009.

Amortization of gaming subconcession. Amortization of our Subconcession continued to be recognized on a straight-line basis at an annual rate of US$57.2 million for both the year ended December 31, 2009 and the year ended December 31, 2010.

Amortization of land use rights. The increase in amortization of land use rights expenses to US$19.5 million for the year ended December 31, 2010 from US$18.4 million for the year ended December 31, 2009 was due to the increase in land premium associated with the increase of the developed gross floor area by approximately 1.6 million square feet of Cotai Land in Macau where the City of Dreams site is located, commencing in November 2009, when we accepted in principle the initial terms for such revision of the land lease agreement.

36 Melco Crown Entertainment Limited Annual Report 2011

Depreciation and amortization. Depreciation and amortization expense increased by US$94.4 million, or 66.6%, to US$236.3 million for the year ended December 31, 2010 from US$141.9 million for the year ended December 31, 2009, primarily due to depreciation of assets placed into service associated with the opening of City of Dreams in June 2009 and Grand Hyatt Macau and The House of Dancing Water which were progressively added to City of Dreams operations in the fourth quarter of 2009 and September 2010, respectively.

Property charges and others. Property charges and others generally include costs related to the remodeling and rebranding of a property which might include the retirement, disposal or write-off of assets. Property charges and other for the year ended December 31, 2010 were less than US$0.1 million. Property charges and others for the year ended December 31, 2009 were US$7.0 million which primarily included US$4.1 million related to the re-branding of Altira Macau and US$2.9 million related to asset write-offs as a result of our termination of the Macau Peninsula project.

Non-operating expenses

Non-operating expenses consists of interest income, interest expenses, net of capitalized interest, amortization of deferred financing costs, loan commitment fees, foreign exchange gain, net, costs associated with debt modification, as well as other non-operating income, net.

Interest income was US$0.4 million for the year ended December 31, 2010, as compared to US$0.5 million for the year ended December 31, 2009.

Interest expenses were US$93.4 million, net of capitalized interest of US$11.8 million, for the year ended December 31, 2010, compared to US$31.8 million,

Annual Report 2011 Melco Crown Entertainment Limited 37

net of capitalized interest of US$50.5 million for the year ended December 31, 2009. The increase in interest expenses of US$61.5 million was primarily due to a US$38.9 million interest related to the Senior Notes issued in May 2010 together with a decrease in capitalized interest of US$38.7 million due to the decrease in interest eligible for capitalization following the opening of City of Dreams, Grand Hyatt and The House of Dancing Water in June 2009, the fourth quarter of 2009 and September 2010, respectively, offset in part by a decrease of US$13.1 million of interest charges on the City of Dreams Project Facility, net of interest rate swap agreements, primarily as a result of reducing indebtedness by US$444.1 million by applying a portion of the net proceeds from the sale of the Senior Notes.

Other finance costs for the year ended December 31, 2010 included US$14.3 million of amortization of deferred financing costs net of capitalization, which primarily increased from the year ended December 31, 2009 due to the ineligibility for further capitalization following the completion and opening of City of Dreams in June 2009, and a credit of US$3.8 million of loan commitment fees related to the City of Dreams Project Facility. Other finance costs for 2009 included US$6.0 million of amortization of deferred financing costs net of capitalization and US$2.3 million of loan commitment fees related to the City of Dreams Project Facility.

Costs associated with debt modification of US$3.3 million for the year ended December 31, 2010 related to the amendment of City of Dreams Project Facility which includes a write off on the balance of unamortized deferred financing costs relating to the reduced borrowing capacity of the Revolving Credit Facility. There were no costs associated with debt modification for the year ended December 31, 2009.

Income tax credit (expense)

The effective tax rate for the year ended December 31, 2010 was a negative rate of 9.6%, as compared to a positive rate of 0.04% for the year ended December 31, 2009. Such rates differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of change in valuation allowance on the net deferred tax assets for the year ended December 31, 2009 and the year ended December 31, 2010, the impact of a net loss of Macau gaming operations during the year ended December 31, 2009 and the effect of tax holiday of US$28.1 million for the year ended December 31, 2010 due to our income tax exemption in Macau. Our management does not anticipate recording an income tax benefit related to deferred tax assets generated by our Macau operations; however, to the extent that the financial results of our Macau operations improve and it becomes more likely than not that the deferred tax assets are realizable, we will be able to reduce the valuation allowance through earnings.

Net loss

As a result of the foregoing, there was a net loss of US$10.5 million for the year ended December 31, 2010, compared to a net loss of US$308.5 million for the year ended December 31, 2009.

Adjusted Property EBITDA and Adjusted EBITDA

Our Adjusted property EBITDA were US$880.9 million and US$489.8 million for the years ended December 31, 2011 and 2010, respectively. Adjusted property EBITDA of Altira Macau, City of Dreams and Mocha Clubs were US$246.3 million, US$594.4 million and US$40.5 million, respectively, for the year ended December 31, 2011 and US$133.7 million, US$326.3 million and US$29.8 million, respectively, for the year ended December 31, 2010. Our Adjusted EBITDA were US$809.4 million and US$430.4 million for the years ended December 31, 2011 and 2010, respectively. Our management uses Adjusted property EBITDA to measure the operating performance of our Altira Macau, City of Dreams and Mocha Clubs businesses, and to compare the operating performance of our properties with those of our competitors. Adjusted EBITDA and Adjusted property EBITDA are also presented as supplemental disclosures because management believes they are widely used to measure performance and as a basis for valuation of

38 Melco Crown Entertainment Limited Annual Report 2011

gaming companies. Our management also uses Adjusted property EBITDA and Adjusted EBITDA because they are used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures and meet working capital requirements. Gaming companies have historically reported similar measures as a supplement to financial measures in accordance with generally accepted accounting principles, in particular, U.S. GAAP or IFRS.

However, Adjusted property EBITDA or Adjusted EBITDA should not be considered in isolation, construed as an alternative to profit or operating profit, treated as an indicator of our U.S. GAAP operating performance, other operating operations or cash flow data, or interpreted as an alternative to cash flow as a measure of liquidity. Adjusted property EBITDA and Adjusted EBITDA presented in this annual report may not be comparable to other similarly titled measures of other companies’ operating in the gaming or other business sectors. While our management believes these figures may provide useful additional information to investors when considered in conjunction with our U.S. GAAP financial statements and other information in this annual report, less reliance should be placed on Adjusted property EBITDA or Adjusted EBITDA as a measure in assessing our overall financial performance.

Liquidity And Capital Resources

We have relied and intend to rely on our cash generated from our operations and our debt and equity financings to meet our financing needs and repay our indebtedness, as the case may be.

As of December 31, 2011, we held unrestricted and restricted cash and cash equivalents of approximately US$1,158.0 million and US$364.8 million, respectively, and HK$1.47 billion (approximately US$188.6 million) of the 2011 Credit Facilities remained available for future drawdown. The non-current portion of restricted cash of RMB2.3 billion (approximately US$364.8 million) represents the RMB Bonds proceeds deposited into a bank account for securing the Deposit-Linked Loan. The current portion of restricted cash as of December 31, 2010 was released upon approval obtained from the lenders in July 2011. See note 11 to the consolidated financial statements included in this annual report for more information.

We have been able to meet our working capital needs, and we believe that our operating cash flow, existing cash balances, funds available under the 2011 Credit Facilities and additional equity or debt financings will be adequate to satisfy our current and anticipated operating, debt and capital commitments, including our development project plans, as described in “—Other Financing and Liquidity Matters” below, for a period of 12 months following the date of this annual report. For any additional financing requirements, we cannot provide assurance that future borrowings will be available. We have significant indebtedness and we will continue to evaluate our capital structure and opportunities to enhance it in the normal course of our activities.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

Year Ended December 31,

2011 2010 2009

(In thousands of US$)

Net cash provided by (used in) operating activities $ 744,660 $ 401,955 $ (112,257)

Net cash used in investing activities (585,388) (190,310) (1,143,639)

Net cash provided by financing activities 557,910 17,680 653,350

Effect of foreign exchange on cash and cash equivalents (1,081) — —

Net increase (decrease) in cash and cash equivalents 716,101 229,325 (602,546)

Cash and cash equivalents at beginning of year 441,923 212,598 815,144

Cash and cash equivalents at end of year $ 1,158,024 $ 441,923 $ 212,598

Annual Report 2011 Melco Crown Entertainment Limited 39

Operating Activities

Operating cash flows are generally affected by changes in operating income and accounts receivable with VIP table games play and hotel operations conducted on a cash and credit basis and the remainder of the business, including mass table games play, slot machine play, food and beverage, and entertainment, conducted primarily on a cash basis.

Net cash provided by operating activities was US$744.7 million for the year ended December 31, 2011, compared to US$402.0 million for the year ended December 31, 2010. The increase in net cash provided in operating activities was mainly attributable to significant improvement in casino revenues, as well as a full year of operation of The House of Dancing Water, which opened in September 2010. Net cash provided by operating activities was US$402.0 million for the year ended December 31, 2010, compared to net cash used in operating activities of US$112.3 million for the year ended December 31, 2009. From 2009 to 2010, there was an increase in operating cash flow mainly attributable to the improvement in results and a full year of operation of City of Dreams, which opened in June 2009.

Investing Activities

Net cash used in investing activities was US$585.4 million for the year ended December 31, 2011, compared to US$190.3 million for the year ended December 31, 2010, primarily due to an increase in restricted cash and a payment of US$290.0 million for the acquisition of a 60% equity interest in SCI (net of cash and cash equivalents acquired of US$35.8 million), offset in part by a reduction in payments for construction and development activities relating to The House of Dancing Water.

For the year ended December 31, 2011, there was a net increase of US$186.0 million in the amount of restricted cash, primarily due to the deposit of proceeds from issuance of the RMB Bonds of US$353.3 million pledged for the Deposit-Linked Loan, offset in part by settlement of US$10.3 million of City of Dreams project costs, settlement of interest and principal repayments of US$133.7 million in accordance with the City of Dreams Project Facility, and release of US$23.3 million to unrestricted cash after the completion of amendment of the City of Dreams Project Facility on June 30, 2011.

Our total capital expenditure payments for the year ended December 31, 2011 were US$90.3 million. We also paid US$15.3 million for the scheduled instalment of City of Dreams’ land premium payment during the year ended December 31, 2011.

Net cash used in investing activities was US$190.3 million for the year ended December 31, 2010, compared to US$1,143.6 million for the year ended December 31, 2009. The decrease is primarily due to a reduction in construction and development activities relating to City of Dreams, which opened in June 2009.

Our total capital expenditure payments for the year ended December 31, 2010 were US$197.4 million. We also paid US$29.8 million for City of Dreams’ land use rights and US$27.1 million for entertainment production costs for The House of Dancing Water for the year ended December 31, 2010.

For the year ended December 31, 2010, there was a net decrease of US$69.1 million in the amount of restricted cash, primarily due to the settlement of US$210.3 million of City of Dreams costs in accordance with the City of Dreams Project Facility, offset in part by a net increase of US$97.5 million in the balance associated with the issuance of the Senior Notes as described below and an increase of US$47.0 million of cash set aside in accordance with the City of Dreams Project Facility, both of which were for future repayments of the City of Dreams Project Facility.

We expect to incur significant capital expenditures for Studio City in the future. We are also re-evaluating the next phase of our development plan at City of Dreams.

40 Melco Crown Entertainment Limited Annual Report 2011

The following table sets forth our capital expenditures by segment for the years ended December 31, 2011, 2010 and 2009.

	Year Ended December 31,		
	2011	2010	2009
	(in thousands of US$)		
Mocha Clubs	23,558	13,140	11,448
Altira Macau	6,662	7,784	6,712
City of Dreams	39,774	94,279	808,424
Studio City	713,253	—	—
Corporate and Others	2,387	4,457	2,152
Total capital expenditures	785,634	119,660	828,736

Our capital expenditures for the year ended December 31, 2011 increased significantly primarily due to the acquisition and development of Studio City. The decrease for the year ended December 31, 2010 from the year ended December 31, 2009 was primarily due to the completion of construction and opening of City of Dreams in 2009.

Financing Activities

Net cash provided by financing activities amounted to US$557.9 million for the year ended December 31, 2011, primarily from the proceeds of the issuance of the RMB Bonds and drawdown of the Deposit-Linked Loan totaling US$706.6 million in May 2011 and proceeds from the exercise of share options totaling US$4.6 million, offset in part by the repayment of the City of Dreams Project Facility of US$117.1 million and payment of debt issuance costs primarily associated with the RMB Bonds, the Deposit-Linked Loan and the 2011 Credit Facilities of US$36.1 million.

Net cash provided by financing activities amounted to US$17.7 million for the year ended December 31, 2010, primarily due to proceeds from the issuance of the Senior Notes amounting to US$592.0 million, offset in part by the repayment of long term debt of US$551.4 million, of which US$444.1 million was used to repay the City of Dreams Project Facility, and payment of deferred financing costs primarily associated with the Senior Notes of US$22.9 million.

Net cash provided by financing activities amounted to US$653.4 million for the year ended December 31, 2009, primarily due to drawdown proceeds of US$270.7 million from the City of Dreams Project Facility and proceeds from our follow-on public offerings in May 2009 and August 2009 totaling US$383.5 million after deducting offering expenses.

Indebtedness

The following table presents a summary of our indebtedness as of December 31, 2011:

	As of December 31, 2011
	(in thousands of US$)
2011 Credit Facilities	1,014,729
Senior Notes, net[(1)]	593,166
RMB Bonds	364,807
Deposit-Linked Loan	353,278
	2,325,980

Note:

(1) Net of unamortized issue discount.

Annual Report 2011 Melco Crown Entertainment Limited 41

Major changes in our indebtedness during the year ended December 31, 2011 are summarized below.

In May 2010, our subsidiary, MCE Finance issued US$600 million aggregate principal amount of Senior Notes with an interest rate of 10.25% per annum and a maturity date of May 15, 2018. The net proceeds were used to reduce our indebtedness under the City of Dreams Project Facility.

In May 2011, we issued RMB2.3 billion (equivalent to US$353.3 million based on exchange rate on transaction date) aggregate principal amount of 3.75% bonds due 2013 and listed on the Official List of SGX-ST. On May 20, 2011, we entered into the Deposit-Linked Loan for HK$2.7 billion (equivalent to US$353.3 million based on exchange rate on transaction date), which is secured by a deposit of RMB2.3 billion (equivalent to US$353.3 million based on exchange rate on transaction date) principally funded by the net proceeds of the RMB Bonds to hedge our exchange rate exposure. We intend to use the Deposit-Linked Loan (i) to fund potential future growth and expansion opportunities, which may include acquisitions, (ii) to repay existing debt, (iii) to partially pre-fund certain scheduled interest payments on the RMB Bonds, (iv) for working capital requirements; and (v) for general corporate purposes. As of December 31, 2011, US$325 million of the Deposit-Linked Loan had been used to make payments related to the acquisition of a 60% equity interest in SCI.

In June 2011, we completed an amendment to the City of Dreams Project Facility, known as the 2011 Credit Facilities, which reduced and removed certain restrictions on our business that were imposed by the covenants of the City of Dreams Project Facility and extended the repayment maturity date, thereby increasing our financial flexibility. The 2011 Credit Facilities include a revolving credit facility that we have presented as a long-term liability, as we have both the intent and the ability to refinance these borrowings on a long-term basis.

On November 29, 2011, the outstanding shareholders’ loans with an aggregate balance of approximately US$115.6 million were converted into 40,211,930 Shares of our Company at a conversion price of US$2.87 per Share.

Changes in our Share ownership, including a change of control of our Shares owned collectively by Melco and Crown, could result in our inability to draw loans or cause events of default under our indebtedness, or could require MCE Finance to make an offer to repurchase the Senior Notes or require us to make an offer to repurchase the RMB Bonds. The 2011 Credit Facilities include provisions under which we may suffer an event of default or incur an obligation to prepay the facility in full upon the occurrence of a change of control with respect to Melco Crown Gaming, or a decline in the aggregate indirect holdings of Melco Crown Gaming shares by Melco and Crown, below certain thresholds which is accompanied by a ratings decline. Under the terms of the Senior Notes, a change of control in connection with a decrease of the indirect holdings of Melco Crown Gaming shares by Melco and Crown below certain thresholds accompanied by a ratings decline will trigger a change of control, which would require MCE Finance to offer to repurchase the Senior Notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest, additional amounts and liquidated damages, if any, to the date of redemption. Under the terms of the RMB Bonds, we must offer to redeem the RMB Bonds, upon the occurrence of a change of control in connection with a decrease of the indirect holdings of Melco Crown Gaming shares by Melco and Crown below certain thresholds, at a price equal to 101% of their principal amount, plus accrued interest up to, but excluding, the Put Settlement Date (as defined in the trust deed). Any occurrence of these events could be outside our control and could result in defaults and cross-defaults which cause the termination and acceleration of up to all of our credit facilities, the Senior Notes or the RMB Bonds and potential enforcement of remedies by our lenders, which would have a material adverse effect on our financial condition and results of operations.

42 Melco Crown Entertainment Limited Annual Report 2011

For further details of the above indebtedness, please refer to note 11 to the consolidated financial statements included in this annual report which includes information regarding the type of debt and equity facilities used, the maturity profile of debt, the currency and interest rate structure and the nature and extent of any restrictions on the ability of our subsidiaries to transfer funds to our Company in the form of cash dividends, loans or advances. Please refer to the section headed “Description of Material Indebtedness” in the Financial Information section of the listing document of the Company dated November 30, 2011, for detailed terms of the above indebtedness.

Other Financing and Liquidity Matters

We may obtain financing in the form of, among other things, equity or debt, including additional bank loans or high yield, mezzanine or other debt, or rely on our operating cash flow to fund the development of our projects.

We are a growing company with significant financial needs. We expect to have significant capital expenditures in the future as we continue to develop our Macau properties, in particular, Studio City and potentially the next phase of City of Dreams.

We have relied and intend in the future to rely on our operating cash flow and different form of financing to meet our funding needs and repay our indebtedness, as the case may be.

The timing of any future debt and equity financing activities will be dependent on our funding needs, our development and construction schedule, the availability of funds on acceptable terms to us, and prevailing market conditions. We may carry out activities from time to time to strengthen our financial position and ability to better fund our business expansion. Such activities may include refinancing existing debt, monetizing assets, sale-and-leaseback transactions or other similar activities.

On December 7, 2011, we successfully completed a dual primary listing on the Stock Exchange by way of introduction. This dual primary listing is expected to provide access to a broader range of investors and provide access to additional sources of equity capital if required.

On July 27, 2011, we acquired a 60% equity interest in SCI. We currently estimate on a preliminary basis that the construction cost for Studio City will be approximately US$1.9 billion. However, this preliminary cost estimate may be revised depending on a number of variables, including receipt of all necessary government approvals, the final design and development plan, funding costs, the availability of financing on terms acceptable to us, and prevailing market conditions.

We continue to evaluate the next phase of our development plan at City of Dreams, which we currently expect to include a hotel featuring either an apartment hotel or a general hotel.

Both Studio City and the next phase of City of Dreams are subject to further financing. Our investment plans are preliminary and subject to change based upon the execution of our business plan, the progress of our capital projections, market conditions and outlook on future business.

As of December 31, 2011, we had capital commitments contracted for but not provided mainly for the construction and acquisition of property and equipment for City of Dreams and Studio City totaling US$60.6 million. In addition, we have contingent liabilities arising in the ordinary course of business. For further details for our commitments and contingencies, please refer to note 19 to the consolidated financial statements included in this annual report.

Annual Report 2011 Melco Crown Entertainment Limited 43

As of December 31, 2011 and 2010, our gearing ratios (total debts divided by total assets) were 37.1% and 37.7%, respectively. Our gearing ratio decreased slightly as of December 31, 2011, primarily as a result of increased cash and cash equivalents due to the growth of our business and enhancements in our capital structure and also the conversion of shareholders' loans, offset by the increased indebtedness from the issuance of the RMB Bonds and drawdown of the Deposit-Linked Loan.

Melco Crown Gaming has a rating of "BB-" by Standard & Poor's and a rating of "Ba3" by Moody's Investors Service. For future borrowings, any decrease in our corporate rating could result in an increase in borrowing costs.

The Gaming Subconcession

Our subsidiary Melco Crown Gaming is one of six companies licensed, through concessions or subconcessions, to operate casinos in Macau. Melco Crown Gaming executed a subconcession contract with Wynn Macau on September 8, 2006. Wynn Macau will continue to develop and run hotel operations and casino projects independent of ours. Melco Crown Gaming paid a consideration of US$900 million to Wynn Macau. In return, upon September 8, 2006, Melco Crown Gaming was granted the right to operate games of fortune and chance or other games in casinos in Macau, for a period of 16 years until the expiration of the subconcession on June 26, 2022. No further payments need to be made in future operations. The operation of gaming-related activities is also permitted, subject to the prior approval from the Macau government. Details of the deemed cost and amortization of the gaming subconcession are set out in note 5 to the consolidated financial statements included in this annual report.

Human Resources

We had 11,071 and 10,913 employees as of December 31, 2011 and 2010 respectively. The following table sets forth the number of employees categorized by the areas of operations and as a percentage of our workforce as of December 31, 2011 and 2010. Staff remuneration packages are determined taken into account of market conditions and the performance of the individuals concerned, and are subject to review from time to time.

	December 31,			
	2011		2010	
	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total
Mocha Clubs	777	7.0%	777	7.1%
Altira Macau	2,351	21.3%	2,609	23.9%
City of Dreams[1]	7,532	68.0%	6,941	63.6%
Corporate and centralized services[1]	411	3.7%	586	5.4%
Total	11,071	100.0%	10,913	100.0%

(1) Includes project management staff for Studio City

We are not party to any collective bargaining or similar agreement with our employees. We believe that our relationship with our employees is good. We recruited a significant number of employees in 2009 to cater for the opening of City of Dreams in June 2009 for which we developed human resources outreach programs in Macau and hosted several recruitment events in cities throughout China.

We have implemented a number of human resource initiatives over recent years for the benefit of our employees and their families. These initiatives include unique in-house learning academy, an on-site high school diploma program, scholarship awards, corporate management trainee programs as well as fast track promotion training initiatives jointly coordinated with the School of Continuing Study of Macau University of Science & Technology and Macao Technology Committee.

Properties and Development Projects

We operate our gaming business in accordance with the terms and conditions of our Subconcession. In addition, our City of Dreams, Altira Macau and Studio City properties and development projects are subject to the terms and conditions of land concession contracts.

44 Melco Crown Entertainment Limited Annual Report 2011

Each contract has a term of 25 years and is renewable for further consecutive periods of 10 years, subject to any additional premiums the Macau government may require for renewal, and imposes, among other conditions, a development period, an upfront land premium payment, a nominal annual government land use fee, which may be adjusted every five years, and a guarantee deposit upon acceptance of the land lease terms, which are subject to adjustments from time to time in line with the amounts paid as annual land use fees.

The land concession contract is similar to a lease and is published in the Macau official gazette, at which time official title to the land use right is obtained. The land is initially granted on a provisional basis and registered as such with the Macau Property Registry, subject to completion of the proposed development and only upon completion of the development is the land concession converted into definitive status and so registered with the Macau Property Registry.

City of Dreams

The City of Dreams site is located on two adjacent land parcels in Cotai, Macau with a combined area of 113,325 square meters (approximately 1.2 million square feet). In August 2008, the Macau government granted the land on which City of Dreams is located to Melco Crown (COD) Developments and Melco Crown Gaming. The initial land premium was approximately US$105.1 million, of which approximately US$80.9 million was paid as of December 31, 2011 and the remaining amount of approximately US$24.2 million, accruing with 5% interest per annum, is due to be paid in three biannual installments, and a guarantee deposit of approximately US$424,000 was also paid upon acceptance of the land lease right terms in February 2008. Melco Crown (COD) Developments and Melco Crown Gaming applied for an amendment to the land concession contract in 2009 to increase the total developable gross floor area and amend the purpose of such area, which required an additional land premium of approximately US$32.1 million, which was fully paid in March 2010, and government land use fees were revised to approximately US$1.2 million per annum. This amendment process was completed on September 15, 2010 and increased the developable gross floor area at the site to 668,574 square meters (approximately 7.2 million square feet).

During the construction period, we paid the Macau government land use fees at an annual rate of MOP30.0 (US$3.74) per square meter of land, or an aggregate annual amount of approximately MOP3.4 million (US$424,000). According to the terms of the revised land concession, the annual government land use fees payable are approximately MOP9.5 million (US$1.2 million). The government land use fee amounts may be adjusted every five years.

See note 19 to the consolidated financial statements included in this annual report for information about our future commitments as to government land use fees for the City of Dreams site.

Under the City of Dreams land concession contract, Melco Crown (COD) Developments is authorized to build an additional four-star apartment hotel at the City of Dreams. Although there are no legal impediments for us to obtain the relevant approvals and consents for the development of a four-star apartment hotel or a five-star hotel, if we decide to pursue the option of building a five-star hotel we would have to seek an amendment to the City of Dreams land grant. In such case, we may have to pay an additional land premium, the amount of which may not be estimated at this stage.

We continue to evaluate the next phase of our development plan at City of Dreams. We currently expect the next phase of development to include a hotel featuring either an apartment hotel or a general hotel and anticipate we will finance this phase separately from the rest of the City of Dreams. Before we finalize our development plan, we are assessing our hotel room requirements, government policies and general market conditions. The development of the hotel would be

Annual Report 2011 Melco Crown Entertainment Limited 45

subject to the availability of additional financing and Macau government approval and may require the approval of our financiers under our existing and any future debt facilities.

As of the date of this annual report, the next phase of development of City of Dreams is at a preliminary stage without any definitive plans regarding design, capital commitment, construction schedule or budget.

The equipment utilized by City of Dreams in the casinos and hotels is owned by us and held for use on the City of Dreams site, and includes the main gaming equipment and software to support table games and gaming machine operations, cage equipment, security and surveillance equipment and furniture, fittings and equipment in the casinos and hotels.

Altira Macau

The Altira Macau site is located on a plot of land in Taipa, Macau of approximately 5,230 square meters (56,295 square feet). In March 2006, the Macau government granted the land on which Altira Macau is located to Altira Developments Limited, an indirect subsidiary of our Company. The land premium of approximately US$18.7 million was fully paid in July 2006, a guarantee deposit of approximately US$20,000 was paid upon acceptance of the land lease terms in 2006 and government land use fees of approximately US$171,000 per annum are payable. The amounts may be adjusted every five years as agreed between the Macau government and us using applicable market rates in effect at the time of the adjustment. See note 19 to the consolidated financial statements included in this annual report for information about our future commitments as to government land use fees for the Altira Macau site.

The Macau government approved total gross floor area for development for the Altira Macau site of approximately 95,000 square meters (approximately 1.0 million square feet).

The equipment utilized by Altira Macau in the casino and hotel is owned by us and held for use on the Altira Macau site and includes the main gaming equipment and software to support its table games operations, cage equipment, security and surveillance equipment and casino and hotel furniture, fittings and equipment.

Mocha Clubs

Mocha Clubs operate at premises with a total floor area of approximately 94,500 square feet at the following locations:

Mocha Club	Opening Date	Location	Gaming Area
			(In square feet)
Golden Dragon	January 2012	G/F, 1/F and 2/F of Hotel Golden Dragon	20,500
Macau Tower	September 2011	LG/F and G/F of Macau Tower	21,500
Mocha Altira	December 2008	Level 1 of Altira Macau	2,950
Mocha Square	October 2007	1/F, 2/F and 3/F of Mocha Square	3,400
Marina Plaza	December 2006	1/F and 2/F of Marina Plaza	10,800
Hotel Taipa	January 2006	G/F of Hotel Taipa	6,000
Sintra	November 2005	G/F and 1/F of Hotel Sintra	5,000
Taipa Square	January 2005	G/F, 1/F and 2/F of Hotel Taipa Square	9,200
Lan Kwai Fong	April 2004	G/F of Hotel Lan Kwai Fong (formerly known as Kingsway Commercial Centre)	6,700
Royal	September 2003	G/F and 1/F of Hotel Royal	8,450
Total			94,500

For locations operating at leased or sub-leased premises, the lease and sub-lease terms are pursuant to lease agreements that expire at various dates through June 2022, which are renewable upon our giving notice prior to expiration and subject to incremental increases in monthly rentals.

46 Melco Crown Entertainment Limited Annual Report 2011

In addition to leasehold improvements to Mocha Clubs premises, the on-site equipment utilized at the Mocha Clubs is owned and held for use to support the gaming machines operations.

Studio City

The Studio City site is located on a plot of land in Cotai, Macau of 140,789 square meters (approximately 1.5 million square feet). In October 2001, the Macau government officially granted the land on which Studio City is located to Studio City Developments Limited (formerly known as MSC Desenvolvimentos, Limitada and East Asia Satellite Television Limited) (“Studio City Developments”), an indirect subsidiary of our Company. In accordance with the terms of the land concession contract, a land premium of approximately US$2.9 million was fully paid in 2005, a guarantee deposit of approximately US$105,000 was provided and government land use fees of approximately US$105,000 per annum are payable. Since 2005, the land concession contract has been in the process of being amended.

In November 2006, the Macau government issued a proposed amendment to the Studio City land concession contract which contemplated a developable gross floor area, of 444,370 square meters (approximately 4.8 million square feet), required an additional land premium of approximately US$70.6 million and would have revised the government land use fees to approximately US$326,000 per annum during the development period of Studio City, and approximately US$527,000 per annum after the development period. An additional guarantee deposit of approximately US$326,000 was paid upon acceptance by Studio City Developments of the proposed land lease terms and conditions. Approximately US$23.6 million of the additional land premium due was paid in 2006, and the remaining amount of approximately US$47.0 million would be due in five biannual instalments, accrued with 5% interest per annum, with the first instalment to be paid within six months from the date the amended contract would be published in the Macau official gazette.

The November 2006 proposed amendment was not published and since that date other amendments have been requested and are in progress with the Macau government. Under the 2006 amendment letter, Studio City Developments may build a complex of one five-star hotel, three three-star apartment-like hotels, one cinema production center, and supporting facilities for entertainment and tourism. On September 26, 2008, the Macau government issued a draft amendment to the Studio City land concession contract, pursuant to which, among other changes, the developable gross floor area would be increased to approximately 707,078 square meters (approximately 7.6 million square feet). Among other conditions, Studio City Developments would have to pay an additional premium, with further payment due upon final acceptance of the amendment terms and the balance to be paid in biannual instalments bearing interest at 5% per annum. However, the procedure to amend the Studio City land concession is ongoing and none of these amendment terms have been finalized. The Macau government may change any terms and conditions, including the amount of additional land premium that may be due by Studio City Developments.

See note 19 to the consolidated financial statements included in this annual report for information about our future commitments as to government land use fees for the Studio City site.

As of December 31, 2011, we had paid approximately US$13.2 million (excluding the cost of land) for the development of Studio City, primarily for site preparation costs and design and consultation fees.

Site preparation for Studio City has been substantially completed, and the construction period is estimated to be 36 months from commencement of construction, which we currently expect to commence by the end of the second quarter of 2012, subject to receipt of all necessary government approvals and financing. We currently estimate on a preliminary basis that the construction cost

Annual Report 2011 Melco Crown Entertainment Limited 47

for Studio City will be approximately US$1.9 billion. However, this preliminary cost estimate may be revised depending on a number of variables, including receipt of all necessary government approvals, the final design and development plan, funding costs, the availability of financing on terms acceptable to us, and prevailing market conditions.

We will operate the gaming areas of Studio City pursuant to a services agreement we entered into in May 2007 with Studio City Entertainment Limited (formerly known as New Cotai Entertainment (Macau) Limited) and New Cotai Entertainment LLC, entities in which we acquired control of 60% of the shares in July 2011. Our subsidiary Melco Crown Gaming will retain a portion of the gross gaming revenues from the casino operations of Studio City. Notwithstanding such agreement, it is the intention of the shareholders of Studio City that each will participate in the economic interest in Studio City in a manner that will reflect each shareholder’s respective equity interest in SCI, the developer of Studio City.

Other Premises

Taipa Square Casino premises, including the fit-out and gaming related equipment, are located on the ground floor and level one of Hotel Taipa Square and have a total floor area of approximately 1,760 square meters (18,950 square feet). We operate Taipa Square Casino under a right-to-use agreement signed on June 12, 2008 with the owner, Hotel Taipa Square (Macao) Company Limited. The term of the agreement is one year from the date of execution and is automatically renewable, subject to certain contractual provisions, for successive periods of one year with the same terms and conditions, until June 26, 2022.

Apart from the property sites for Altira Macau and City of Dreams, we maintain various offices and storage locations in Macau and Hong Kong. We lease all of our office and storage premises, except for five units located at Golden Dragon Centre (formerly known as Zhu Kuan Building) whose property rights belong to us. The five units have a total area of 839 square meters (approximately 9,029 square feet) and we operate a recruitment center there. The five units were purchased by MPEL Properties (Macau) Limited, our indirect wholly owned subsidiary, for approximately HK$79.7 million (US$10.2 million) on August 15, 2008. The Golden Dragon Centre is erected on a plot of land under a land lease grant that expires on July 27, 2015. Such land lease grant is renewable for successive periods of up to 10 years, subject to obtaining certain approvals from the Macau government.

Achievements and Awards

In recognition of our Company’s outstanding business performance as well as continuous commitment to putting social responsibility into action, Melco Crown Entertainment and our member companies, have been awarded a number of accolades during the year ended December 31, 2011.

Outstanding Business Practice

In recognition of our Company’s vision, originality and vitality that sets it apart from its gaming peer group, Melco Crown Entertainment was awarded the “Best Casino Operator of the Year in Asia” award for the third time at the International Gaming Awards in 2011.

Excellence in Lodging

Equipped with a distinctive interior with outstanding services and amenities, Altira Macau was honored with the “Forbes 5-Star Award for Lodging” and “Forbes 5-Star Award for Spa” for the third consecutive year as selected by Forbes Travel Guide. Furthermore, it was cited as the “5-Star Best Hotel Macau”, “5-Star Best Spa Macau” and “Best Spa Hotel Asia Pacific” at the International Hotel Awards in association with Bloomberg Television. Grand Hyatt Macau at City of Dreams was also named the “Best Luxury Hotel in Macau” at the TTG China Travel Awards 2011, as well as the “Best Business Hotel in Macau” at Business Traveller Asia Pacific Awards 2011.

48 Melco Crown Entertainment Limited Annual Report 2011

Best Gaming Experience

City of Dreams, a well-known landmark in Macau and our Company’s flagship integrated resort, received the “Best Casino VIP Room” and “Best Casino Interior Design” awards at the International Gaming Awards in 2011. The award citation praised Melco Crown Entertainment’s understanding and commitment to the Macau gaming landscape and highlighted our role in the transformation of Macau into an international gaming and leisure destination for the most discerning guests.

World-class Entertainment

The House of Dancing Water, the iconic entertainment centerpiece at City of Dreams, received the “Gold Prize” and “MassMutual Citation for Innovation” at the HKMA/TVB Awards for Marketing Excellence 2011 organized by the Hong Kong Management Association, which fully recognized the extravaganza’s solid contribution to redefining Macau’s entertainment landscape.

Designed by Pei Partnership Architects, Dancing Water Theater, one of the world’s largest water-based theaters which houses the world’s largest commercial pool featuring cutting-edge theater technology, is the only project in Macau that received the DFA (The Design for Asia) Merit Recognition Award for its design excellence.

Care for the Community

In recognition of our Company’s effort in environmental protection and leadership in deploying environmental-friendly facilities and equipment in its operations, City of Dreams was the first-ever facility in Macau to attain Indoor Environmental Quality Certification, and at the same time, the three hotels in City of Dreams, namely Crown Towers, Hard Rock Hotel and Grand Hyatt Macau, were honored with the “2010 Macao Green Hotel Award” in June 2011.

Deeply rooted in Macau, Melco Crown Entertainment has always been a keen supporter of local community events, and our Company’s consistent efforts to benefit the community have been recognized by society. Our Company was designated as “The 4th Recognition Program on Hiring Handicapped Employees” by the Macau Labor Affairs Bureau in 2011. Altira Macau also captured the first runner-up and “Energy Saving Concept Award” at the “Energy Saving Contest” organized by the Office for Development of Energy (GDSE) and the Companhia de Electricidade de Macau (CEM) in 2011.

All these awards acknowledged our Company’s extraordinary business performance, high management standards, and strong corporate social responsibility. These accolades represent the recognition of the community and industry, and encourage our Company to strive to maintain the highest quality of services to our customers and the best business performance for our Shareholders, and to bring hope and happiness to people in need within the community.

Annual Report 2011 Melco Crown Entertainment Limited 49

Directors and Senior Management

Directors

Mr. Ho, Lawrence Yau Lung (aged 35)

Executive Director (Co-Chairman and Chief Executive Officer)

Mr. Lawrence Yau Lung Ho was appointed as our executive Director on December 20, 2004 and has served as a Co-Chairman of our Board and Chief Executive Officer since December 2004. Since November 2001, Mr. Ho has also served as the managing Director and, since March 2006, the chairman and chief executive officer of Melco. Mr. Ho serves on numerous boards and committees of privately held companies in Hong Kong, Macau and mainland China. He was previously the chairman and non-executive director of Value Convergence Holdings Limited (resigned in September 2009), a company listed on the Stock Exchange and the chairman and director of Mountain China Resorts (Holding) Limited (formerly known as Melco China Resorts (Holding) Limited) (resigned in April 2010), a company listed on the TSX Venture Exchange of Canada. In recognition of Mr. Ho’s excellent directorship and entrepreneurial spirit, Institutional Investor honored him as the “Best CEO” in 2005. He was also granted the “5th China Enterprise Award for Creative Businessmen” by the China Marketing Association and China Enterprise News, “Leader of Tomorrow” by Hong Kong Tatler and one of the “Directors of the Year” awards by the Hong Kong Institute of Directors in 2005. As a socially responsible young entrepreneur in Hong Kong, Mr. Ho was elected as one of the “Ten Outstanding Young Persons Selection 2006,” organized by the Junior Chamber International Hong Kong. In 2007, he was elected as a finalist in the “Best Chairman” category in the “Stevie International Business Awards” and one of the “100 Most Influential People across Asia Pacific” by Asiamoney magazine, and in 2008, he was granted the “China Charity Award” by the Ministry of Civil Affairs of the People’s Republic of China. In 2009, Mr. Ho was selected by FinanceAsia as one of the “Best CEOs” in Hong Kong, “China Top Ten Financial and Intelligent Persons” judged by a panel led by the Beijing Cultural Development Study Centre, and was named “Young Entrepreneur of the Year” at Hong Kong’s first Asia Pacific Entrepreneurship Awards. Mr. Ho was selected again as one of the “Best CEOs”

50 Melco Crown Entertainment Limited Annual Report 2011

in Hong Kong by FinanceAsia in 2010 and 2011. He was also awarded “Asia’s Best CEO (Investor Relations)” at the Asian Excellence Awards by Corporate Governance Asia magazine in 2011. Mr. Ho graduated with a bachelor of arts degree in commerce from the University of Toronto, Canada in June 1999 and was awarded the Honorary Doctor of Business Administration degree by Edinburgh Napier University, Scotland in July 2009 for his contribution to business, education and the community in Hong Kong, Macau and China.

Mr. James Douglas Packer (aged 44)

Non-executive Director (Co-Chairman)

Mr. Packer was appointed as our non-executive Director on March 8, 2005 and has served as our Co-Chairman of our Board since March 2005. Mr. Packer is the executive chairman of Crown, an operator of casinos and integrated resorts, having been appointed on its formation in 2007, and a member of the Crown Investment Committee since February 2008. Mr. Packer is also the chairman of Consolidated Press Holdings Limited (the largest shareholder of Crown), having been appointed in January 2006, and the deputy chairman of Consolidated Media Holdings Limited, having been appointed in December 2007. Mr. Packer is a director of Crown Melbourne Limited, a casino and integrated resort operator, having been appointed in July 1999, and Burswood Limited, a casino and integrated resort operator, having been appointed in September 2004. His previous directorships include Challenger Limited from November 2003 to September 2009, SEEK Limited from October 2003 to August 2009, Ellerston Capital Limited from August 2004 to August 2011, Sunland Group Limited from July 2006 to August 2009, and Ten Network Holdings Limited from December 2010 to March 2011.

Mr. John Peter Ben Wang (aged 51)

Non-executive Director

Mr. Wang was appointed as our non-executive Director on November 21, 2006. Since November 2009, Mr. Wang has served as a non-executive director of MelcoLot Limited, a company listed on the Stock Exchange. The principal activities of MelcoLot Limited include the management of lottery business, manufacturing and sales of lottery terminals and POS machines, and provision of management services for distribution of lottery products. Mr. Wang is also a non-executive director of China Precious Metal Resources Holdings Co., Ltd, a company listed on the Stock Exchange and is the chairman and executive director of Summit Ascent Holdings Limited, also listed on the Stock Exchange. Mr. Wang was the chief fi nancial offi cer of Melco (one of our controlling shareholders) from 2004 to September 2009. Prior to joining Melco in 2004, Mr. Wang had over 18 years of professional experience in the securities and investment banking industry. He was a non-executive director of Oriental Ginza Holdings Limited, which is listed on the Stock Exchange, until March 1, 2012. He was the managing director of JS Cresvale Securities International Limited (HK) from 1998 to 2004 and prior to 1998, he worked for Deutsche Morgan Grenfell (HK), CLSA (HK), Barclays (Singapore), SG Warburg (London), Salomon Brothers (London), the London Stock Exchange and Deloitte Haskins & Sells (London). Mr. Wang qualifi ed as a chartered accountant with the Institute of Chartered Accountants in England and Wales in 1985. He graduated from the University of Kent at Canterbury in the United Kingdom with a bachelor degree in accounting in July 1982.

Mr. Yuk Man Chung (aged 49)

Non-executive Director

Mr. Chung was appointed as our non-executive Director on November 21, 2006. Mr. Chung has also been an executive director of Melco since May 2006. Mr. Chung joined Melco in December 2003 and assumed the role of chief fi nancial offi cer. Before joining Melco, he was the chief fi nancial offi cer at Megavillage

Annual Report 2011 Melco Crown Entertainment Limited 51

Group from September 2000 to November 2003, a vice-president at Lazard Asia Investment Management (H.K.) Ltd from June 1998 to September 2000, a vice-president at Pacific Century Group, and a qualified accountant with Arthur Andersen from July 1987 to June 1992. Mr. Chung has also been serving as the chairman and chief executive officer of Entertainment Gaming Asia Inc. (formerly known as Elixir Gaming Technologies, Inc.), a company listed on the New York Stock Exchange (NYSE-Amex), since August 2008 and October 2008, respectively. Mr. Chung obtained a master’s degree in business administration from the Kellogg School of Management at Northwestern University and The Hong Kong University of Science and Technology in 2008 and is a member of the Hong Kong Institute of Certified Public Accountants (formerly known as the Hong Kong Society of Accountants) and the Institute of Chartered Accountants in England and Wales.

Mr. William Todd Nisbet (aged 44)

Non-executive Director

Mr. Nisbet was appointed as our non-executive Director on October 14, 2009. Mr. Nisbet joined Crown, an operator of casinos and integrated resorts, in 2007. In his role as executive vice president — strategy and development at Crown, Mr. Nisbet is responsible for all project development and construction operations of Crown. From August 2000 through July 2007, Mr. Nisbet held the position of executive vice president — project director for Wynn Design and Development, a development subsidiary of Wynn Resorts Limited (“Wynn”), an operator of casinos and integrated resorts. Serving this role with Wynn, Mr. Nisbet was responsible for all project development and construction operations undertaken by Wynn. Prior to joining Wynn, Mr. Nisbet was the vice president of operations for Marnell Corrao Associates. During Mr. Nisbet’s 14 years at Marnell Corrao from 1986 to 2000, he was responsible for managing various aspects of the construction of some of Las Vegas’ most elaborate and industry defining properties. Mr. Nisbet obtained a bachelor of science degree in Finance from the University of Nevada, Las Vegas in 1993.

Mr. Rowen Bruce Craigie (aged 56)

Non-executive Director

Mr. Craigie was appointed as our non-executive Director on March 8, 2005. Mr. Craigie is the chief executive officer and director of Crown, an operator of casinos and integrated resorts, having been appointed on its formation in 2007. Mr. Craigie is also a director of Crown Melbourne Limited, a casino and integrated resort operator, having been appointed in January 2001, and Burswood Limited, a casino and integrated resort operator, having been appointed in September 2004. Mr. Craigie previously served as the chief executive officer of PBL Gaming from 2006 to 2007 and as the chief executive officer of Crown Melbourne Limited from 2002 to 2007. Mr. Craigie was a director of Consolidated Media Holdings Limited from January 2002 to April 2009. Mr. Craigie joined Crown Melbourne Limited in 1993, was appointed as the executive general manager of its Gaming Machines department in 1996, and was promoted to chief operating officer in 2000. Prior to joining Crown Melbourne Limited, Mr. Craigie was the group general manager for gaming at the TAB in Victoria from 1990 to 1993, and held senior economic policy positions in Treasury and the Department of Industry in Victoria from 1984 to 1990. He obtained a bachelor of economics (honors) degree from Monash University, Melbourne, Australia in 1976.

Mr. James Andrew Charles MacKenzie (aged 58)

Independent Non-executive Director

Mr. MacKenzie was appointed as an independent non-executive Director on April 24, 2008. Mr. MacKenzie has also served as chairman of Mirvac Group since 2005, Pacific Brands Ltd. since 2008, and Gloucester Coal Limited since 2009. He led the transformation of the Victorian Government’s Personal Injury Schemes from 2000 to 2007 and prior to 2005 he held senior executive positions with ANZ Banking Group, Standard Chartered Bank and Norwich Union plc. A chartered accountant by profession since 1977, Mr. MacKenzie was, prior to 2005, a partner in both the Melbourne and Hong Kong offices of an international accounting firm now part of

52 Melco Crown Entertainment Limited Annual Report 2011

Deloitte. In 2001, Mr. MacKenzie was awarded the Australian Centenary Medal for services to public administration. He obtained a bachelor of business (accounting and quantitative methods) degree from the Swinburne University of Technology in 1974. Mr. MacKenzie has been a Fellow of both the Institute of Chartered Accountants in Australia and the Australian Institute of Company Directors since 1974 and 1994, respectively. He is the chairman of our audit committee.

Mr. Thomas Jefferson Wu (aged 39)

Independent Non-executive Director

Mr. Wu was appointed as an independent non-executive Director on December 18, 2006. Mr. Wu has been the managing director of Hopewell Holdings Limited, a business conglomerate listed on the Stock Exchange, since October 2009. He has served in various roles with the Hopewell Holdings group since 1999, including group controller from March 2000 to June 2001, executive director since June 2001, chief operating officer from January 2002 to August 2002, deputy managing director from August 2003 to June 2007 and co-managing director from July 2007 to September 2009. He has served as the managing director of Hopewell Highway Infrastructure Limited since July 2003.

In 2006, the World Economic Forum selected Mr. Wu as a “Young Global Leader”. He was also awarded a “Directors of the Year” award by the Hong Kong Institute of Directors in November 2010 and an “Asian Corporate Director Recognition” award by Corporate Governance Asia in June 2011. Among other memberships in various trade, political and community organizations, Mr. Wu has been a member of the Advisory Committee of the SFC since June 2007 and a member of the Hong Kong- Japan Business Co-operation Committee of the Hong Kong Trade Development Council since January 2010, a council member of The Hong Kong Polytechnic University since April 2009, and a member of the Court of The Hong Kong University of Science and Technology since July 2009. He has also acted as the honorary consultant of the Institute of Accountants Exchange since May 2006, the honorary president of the Association of Property Agents and Realty Developers of Macau since June 2005, and was the vice chairman of The Chamber of Hong Kong Listed Companies from October 2003 to August 2010.

Mr. Wu obtained a master’s degree in business administration from Stanford University in 1999 and a bachelor’s degree in mechanical and aerospace engineering from Princeton University in 1994. He is the chairman of our compensation committee, a member of our audit committee and a member of our nominating and corporate governance committee.

Mr. Yiu Wa Alec Tsui (aged 62)

Independent Non-executive Director

Mr. Tsui was appointed as an independent non-executive Director on December 18, 2006. Mr. Tsui has extensive experience in finance and administration, corporate and strategic planning, information technology and human resources management, having served at various international companies. He held key positions at the SFC from 1989 to 1993, joined the Stock Exchange in 1994 as an executive director of the finance and operations services division and was its chief executive from 1997 to July 2000. He was also the chief operating officer of Hong Kong Exchanges and Clearing Limited from March to August 2000. He was the chairman of the Hong Kong Securities Institute from 2001 to 2004. He was a consultant of the Shenzhen Stock Exchange from July 2001 to June 2002. Mr. Tsui was an independent non-executive director of each of National Arts Holdings Limited (formerly known as “Vertex Group Limited”) from March 2002 to April 2009, Synergis Holdings Limited from January 2005 to September 2008, Greentown China Holdings Limited from June 2006 to June 2010 and China Huiyuan Juice Group Limited from September 2006 to July 2010, all of which are companies listed on the Stock Exchange. Mr. Tsui has been the chairman of WAG Worldsec Corporate Finance Limited since

Annual Report 2011 Melco Crown Entertainment Limited 53

2006 and an independent non-executive director of a number of companies listed on the Stock Exchange, NASDAQ and the Shanghai Stock Exchange, including Industrial and Commercial Bank of China (Asia) Limited since August 2000, China Chengtong Development Group Limited since 2003, COSCO International Holdings Limited since 2004, China Power International Development Limited since 2004, China Blue Chemical Limited since 2006, Pacific Online Ltd. since 2007, ATA Inc. since 2008, China Oilfield Services Limited since 2009, and Summit Ascent Holdings Limited since March 2011. Mr. Tsui graduated from the University of Tennessee with a bachelor’s degree in industrial engineering in 1975 and a master of engineering degree in 1976. He completed a program for senior managers in government at the John F. Kennedy School of Government at Harvard University in 1993. He is the chairman of our nominating and corporate governance committee, a member of our audit committee and a member of our compensation committee.

Mr. Robert Wason Mactier (aged 47)

Independent Non-executive Director

Mr. Mactier was appointed as an independent non-executive Director on December 18, 2006. Mr. Mactier joined the board of directors of STW Communications Group Limited, a publicly listed Australian communications and advertising company, in December 2006 and became its independent non-executive chairman in July 2008. He has also been a non-executive director of Aurora Community Television Limited since 2005. Since 1990, Mr. Mactier has held a variety of executive roles across the Australian investment banking and securities markets. He has been a consultant to UBS AG in Australia since June 2007. From March 1997 to January 2006, Mr. Mactier worked with Citigroup Pty Limited and its predecessor firms in Australia, and prior to this he worked with E.L. & C. Baillieu Limited from November 1994 to February 1997 and Ord Minnett Securities Limited from May 1990 to October 1994.

During this time, he has gained broad advisory and capital markets transaction experience and specific industry expertise within the telecommunications, media, gaming, entertainment and technology sectors and across the private equity sectors. Prior to joining the investment banking industry, Mr. Mactier qualified as a chartered accountant in 1987, working with KPMG from January 1986 to April 1990 across their audit, management consulting and corporate finance practices. He obtained a bachelor’s degree in economics from the University of Sydney, Australia in 1986 and has been a Member of the Australian Institute of Company Directors since 2007. Mr. Mactier is a member of our compensation committee and nominating and corporate governance committee.

Senior Management Mr. Geoffrey Stuart Davis (aged 43)

Chief Financial Officer

Mr. Davis is our chief financial officer and he was appointed to his current role in April 2011. Prior to that, he served as our deputy chief financial officer from August

2010 to March 2011 and our senior vice president, corporate finance from 2007, when he joined our Company. Prior to joining us, Mr. Davis was a research analyst for Citigroup Investment Research, where he covered the U.S. gaming industry from 2001 to 2007. From 1996 to 2000, he was the vice president of corporate communications for Park Place Entertainment, the largest gaming company in the world at the time. Park Place was spun off from Hilton Hotels Corporation and subsequently renamed Caesars Entertainment. Mr. Davis has been a CFA charter holder since 2000 and obtained a bachelor of arts from Brown University in 1991.

54 Melco Crown Entertainment Limited Annual Report 2011

Ms. Stephanie Cheung (aged 49)

Executive Vice President and Chief Legal Officer

Ms. Cheung is our executive vice president and chief legal officer and she was appointed to her current role in December 2008. Prior to that, she held the title general counsel from November 2006, when she joined our Company. She also acts as the secretary to our Board since she joined our Company. Prior to joining us, Ms. Cheung was an of counsel at Troutman Sanders from 2004 to 2006 and prior to that she practiced law with various international law firms in Hong Kong, Singapore and Toronto. Ms. Cheung graduated with a bachelor of laws degree from Osgoode Hall Law School in 1986, and a master’s degree in business administration from York University in 1994. Ms. Cheung is admitted as a solicitor in both Ontario, Canada, England and Wales, and Hong Kong.

Mr. Nigel Alan Dean (aged 58)

Executive Vice President and Chief Internal Audit Officer

Mr. Dean is our executive vice president and chief internal audit officer and he was appointed to his current role in December 2008. Prior to that, he held the title director of internal audit from December 2006, when he joined our Company. Prior to joining us, Mr. Dean was general manager-compliance F&A at Coles Myer Ltd from 2003 to 2006, where he was responsible for the implementation of the Sarbanes-Oxley Act of 2002 and other corporate governance compliance programs. Other positions held at Coles Myer included the chief internal auditor from 1995 to 2003 and general manager-internal audit of the Supermarkets Division from 1990 to 1993. Previous experience in external and internal audit included positions with Peat Marwick Mitchell & Co (now KPMG) from 1973 to 1975, Australian Federal Government Auditor-General’s Office from 1975 to 1976, Ford Asia-Pacific from 1976 to 1982, CRA (now RioTinto) from 1982 to 1986, and Elders IXL Group from 1986 to 1990. Mr. Dean has been a Fellow of CPA

Australia (formerly known as the Australian Society of Accountants) since 1984 and a Certified Internal Auditor since 2005. He obtained a bachelor of laws degree under a long distance learning course from Deakin University in 2005, a diploma of business studies (accounting) from Swinburne University of Technology (formerly known as Swinburne College of Technology) in 1973 and a master’s degree in business administration from Monash University in 1993.

Ms. Akiko Takahashi (aged 58)

Executive Vice President and Chief Human Resources/Corporate Social Responsibility Officer

Ms. Takahashi is our executive vice president and chief human resources/corporate social responsibility officer and she was appointed to her current role in December 2008. Prior to joining us, Ms. Takahashi worked as a consultant in her own consultancy company from 2003 to 2006, where she conducted “C-level” executive searches for clients and assisted with brand/service culture alignment for a luxury hotel in New York City, and where her last assignment prior to joining our company was to lead the human resources integration for the international hospitality joint venture in Japan between InterContinential Hotels Group and ANA Hotels. She was the global group director of human resources for Shangri-la Hotels and Resorts, an international luxury hotel group headquartered in Hong Kong, from 1995 to 2003. Between 1993 and 1995, she was the senior vice president of human resources and SVC Quality for Bank of America, Hawaii, FSB. She served as regional human resources manager for Sheraton Hotels Hawaii / Japan from 1985 to 1993. She started her hospitality career as a training manager for Halekulani Hotel. She began her career in the fashion luxury retail industry in merchandising, operations, training and human resources. Ms. Takahashi attended the University of Hawaii.

Annual Report 2011 Melco Crown Entertainment Limited 55

Mr. Ying Tat Chan (aged 40)

Chief Operating Officer

Mr. Chan is our chief operating officer and he was appointed to his current role in February 2012. With the elimination of the co-chief operating officer positions in February 2012, Mr. Chan now oversees both gaming and non-gaming activities across City of Dreams, Altira Macau and Mocha Clubs. Previously, since September 2010, he was our co-chief operating officer, gaming. Prior to that, he served as president of Altira Macau from November 2008. Prior to his appointment as president of Altira Macau, Mr. Chan was the chief executive officer of Amax Entertainment Holdings Limited from December 2007 until November 2008. Before joining Amax, Mr. Chan worked with our chief executive officer on special projects from September 2007 to November 2007 and was the general manager of Mocha Clubs from 2004 to 2007. From June 2002 to October 2006, Mr. Chan was the assistant to the Group Managing Director at Melco, and he was involved in the overall strategic development and management of our Company. Mr. Chan served in various roles at First Shanghai Financial Holding Limited from 1998 to May 2002, with his last position as assistant to the managing director. He graduated with a bachelor’s degree in business administration from the Chinese University of Hong Kong in 1995 and with a master’s degree in financial management under a long distance learning course from the University of London, the United Kingdom in 1998.

Ms. Ching Hui Hsu (aged 38)

President of Mocha Clubs

Ms. Hsu is our president of Mocha Clubs, and she was appointed to her current role in December 2008. Ms. Hsu has worked for Mocha Clubs since September 2003. She was Mocha’s former financial controller from September 2003 to September 2006 and its chief operating officer from December 2006 to November 2008, overseeing finance, treasury, audit, legal compliance, procurement and administration and human resources functions. Ms. Hsu obtained her bachelor of arts degree in business administration with major in accounting in 1997 from Seattle University and a master’s degree in business administration (with concentration on financial services) from The Hong Kong University of Science and Technology in 2002. Ms. Hsu was qualified as a Certified Public Accountant in the state of Washington, United States in 1998; a member of the American Institute of Certified Public Accountants in 1999; and an associate member of the Hong Kong Institute of Certified Public Accountants (formerly known as the Hong Kong Society of Accountants) in 2001.

Melco Crown Entertainment Limited Annual Report 2011 56

Report of the Directors

The Directors are pleased to present their report with the audited consolidated financial statements of our Company and our Group for the year ended December 31, 2011.

Hong Kong Listing

Our Shares were successfully listed on the Main Board of the Stock Exchange on December 7, 2011 by way of introduction. Our ADSs are listed on the NASDAQ Global Select Market under the symbol “MPEL”.

Principal Activities

Our Company and our Group are a developer, owner and, through our subsidiary Melco Crown Gaming, operator of casino gaming and entertainment resort facilities focused on the Macau market. Our Company is a holding company and through our principal subsidiaries owns and operates City of Dreams, Altira Macau and Mocha Clubs and is in the process of developing Studio City, a large scale integrated resort comprising entertainment, retail and gaming facilities to be developed in Macau. The principal activities of our subsidiaries are set out in note 27 to the consolidated financial statements included in this annual report.

Financial Results

The results of our Group for the year ended December 31, 2011 are set out in the consolidated statements of operations on pages 93 and 94 of this annual report.

Dividends

The Board does not recommend the payment of a final dividend for the year ended December 31, 2011 (2010: Nil). Our Company currently intends to retain most, if not all, of our available funds and any future earnings to finance the construction and development of our projects, to service debt and to operate and expand our business.

Properties and Development Projects

Details of our properties and development projects are set out in the “Management Discussion and Analysis — Properties and Development Projects” section and notes 4, 8 and 22 to the consolidated financial statements included in this annual report.

According to the listing document of our Company dated November 30, 2011, the land use rights and buildings of our Group were valued at approximately US$5.24 billion (HK$40.76 billion) on September 30, 2011. Had our Group’s land use rights and buildings been included in the consolidated financial statements at such valuation throughout the year ended December 31, 2011, an additional depreciation and amortization charge of US$56.6 million would have been charged to the consolidated statements of operations for the year ended December 31, 2011.

Share Capital and Share Options

Details of movements in the share capital of our Company during the year are set out in the consolidated statements of shareholders’ equity and comprehensive income (loss) on pages 95 and 96 of this annual report. Details of movements in share options of our Company during the year are set out in note 16 to the consolidated financial statements included in this annual report.

Summary Financial Information

A summary of the published results and assets, liabilities and noncontrolling interests of our Group for the last five financial years, as extracted from the audited consolidated financial statements and reclassified as appropriate, is set out on pages 173 and 174 of this annual report. This summary does not form part of the audited consolidated financial statements.

Reserves

Section 34(2) of the Companies Law (as amended) of the Cayman Islands provides that, subject to the provisions of our amended and restated memorandum and Articles of Association, the share premium account of our Company may be

Annual Report 2011 Melco Crown Entertainment Limited 57

Report of the Directors

applied to pay distributions or dividends to Shareholders provided that immediately following the date the distribution or dividend is proposed to be paid, our Company is able to pay our debts as they fall due in the ordinary course of business. The share premium included in the additional paid-in capital of our Company as of December 31, 2011 amounted to approximately US$2,609.9 million (2010: US$2,491.0 million). Our Company recorded accumulated losses as of December 31, 2011 and 2010.

For the discussion on the ability of our subsidiaries to transfer funds to our Company in the form of cash dividends, loans or advances and the impact of such restrictions on our ability to meet our cash obligations, see note 18 to the consolidated financial statements included in this annual report.

Donations

The donation made by our Group during the year amounted to US$1.7 million. Indebtedness

Particulars of bank loans and other borrowings of our Group as at December 31, 2011 are set out in note 11 to the consolidated financial statements included in this annual report.

Major Customers and Suppliers

Gaming promoters are responsible for a substantial portion of our casino revenues. For the year ended December 31, 2011, our top five customers and the largest customer were gaming promoters and accounted for approximately 23.9% and 6.9% of our casino revenues, respectively. We believe that we have strong relationships with some of the top gaming promoters in Macau and have a solid network of gaming promoters who help us market our properties and source and assist in managing rolling chip patrons at our properties. We typically enter into gaming promoter agreements for a one-year term that are automatically renewed for periods of up to one year unless otherwise terminated. Our gaming promoters are compensated through commission arrangements which are either calculated with reference to revenue share or monthly rolling chip volume. We also extend interest-free credit to a significant portion of our gaming promoters which are subject to monthly review and regular settlement procedures.

During the year ended December 31, 2011, our five largest suppliers accounted for less than 30% of our total products and services purchased.

Directors

The Directors during the year and up to the date of this report were:

Co-Chairman, Chief Executive Officer and Executive Director

Mr. Lawrence Yau Lung Ho

Co-Chairman and Non-executive Director

Mr. James Douglas Packer

Non-executive Directors

Mr. John Peter Ben Wang Mr. Yuk Man Chung Mr. William Todd Nisbet Mr. Rowen Bruce Craigie

Independent Non-executive Directors

Mr. James Andrew Charles MacKenzie

Mr. Thomas Jefferson Wu

Mr. Yiu Wa Alec Tsui

Mr. Robert Wason Mactier

Pursuant to Article 104 of our Company’s Articles of Association, any Director appointed during the year shall hold office only until the next following annual general meeting of our Company and shall then be eligible for re-election at that meeting. In addition, pursuant to code provision A.4.2 of the Corporate Governance Code and Corporate Governance Report as set out in Appendix 14 to the Listing Rules, all directors appointed to fill a casual vacancy should be subject to election by shareholders at the first general meeting after their appointment.

Melco Crown Entertainment Limited Annual Report 2011 58

At each annual general meeting, one-third of the Directors for the time being shall retire from office by rotation provided that every Director shall be subject to retirement at least once every three years. All Directors will retire and they are eligible to offer themselves for re-election at the forthcoming annual general meeting.

Our Company has received annual confirmation from each of the independent non-executive Directors concerning their independence to our Company and considers that each of the independent non-executive Directors is independent to our Company.

Biographical Details of Directors and Senior Management

Biographical details of Directors and senior management are set out on pages 50 to 56 of this annual report.

Directors' Services Contracts

Each of the independent non-executive Directors has entered into a director service contract with our Company on December 18, 2006, except for Mr. James Andrew Charles MacKenzie, who has entered into a director service contract with our Company on April 24, 2008. These director service contracts will continue from the date of the contracts until the date on which the relevant independent non-executive Director ceases to be a member of the Board for any reason. Under the service contracts, each independent non-executive Director will receive a fixed quarterly income.

Save as disclosed above, none of the Directors has entered into a director service contract with our Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation other than statutory compensation). Mr. Ho entered into an employment contract with the Company for his role as our Chief Executive Officer.

Directors' Interests in Shares, Underlying Shares and Debentures

As at December 31, 2011, the interests and short positions of each Director and chief executive of our Company in the Shares, underlying Shares, debentures and convertible loan notes of our Company or any of its associated corporations (within the meaning of Part XV of the SFO) which (a) were required to be notified to our Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which the Director is taken or deemed to have under such provisions of the SFO); or (b) were required, pursuant to section 352 of the SFO, to be entered in the register maintained by our Company referred to therein; or (c) were required, pursuant to the Model Code to be notified to our Company and the Stock Exchange were as follows:

(I) Directors' long and short positions in the Shares of our Company

(a) Directors' long and short positions in the Shares of our Company

Name of Director	Name of corporation	Nature of interest	Total number of Shares as at December 31, 2011	Approximate percentage of shareholding as at December 31, 2011
Lawrence Yau Lung Ho[1][8]	Melco Melco Leisure[2][8]	Long position: Beneficial owner and interest of controlled corporation	1,127,262,857	68.19%
		Short position:	198,372,120	12.00%[8]
James Douglas Packer[3][8]	Crown Crown Entertainment Group Holdings[4] Crown Asia Investments[5][8]	Long position: Interest of controlled corporation	1,118,458,086	67.65%
		Short position:	198,372,120	12.00%[8]
William Todd Nisbet[7]	–	Founder of a discretionary trust	45,000	0.0027%

Annual Report 2011 Melco Crown Entertainment Limited 59

Report of the Directors

Notes:

(1) As at December 31, 2011, Mr. Lawrence Ho personally holds 10,499,612 shares of Melco, representing approximately 0.85% of Melco's shares. In addition, 115,509,024 shares of Melco are held by Lasting Legend Ltd., 288,532,606 shares of Melco are held by Better Joy Overseas Ltd., 18,587,447 shares of Melco are held by Mighty Dragon Developments Limited and 7,294,000 shares of Melco are held by The L3G Capital Trust, representing approximately 9.38%, 23.43%, 1.51% and 0.59% of Melco's shares, all of which companies are owned by persons and/or trusts affiliated with Mr. Lawrence Ho. Mr. Lawrence Ho also has interest in Great Respect Limited, a company controlled by a discretionary trust, the beneficiaries of which include Mr. Lawrence Ho and his immediate family members. Under the amended convertible loan notes issued by Melco held by Great Respect Limited, a total number of 298,982,188 new shares may be issued by Melco, representing approximately 24.28% of the existing issued share capital and approximately 19.54% of the enlarged issued share capital of Melco as a result of any future exercise in full of the conversion rights attaching to the amended convertible loan notes by Great Respect Limited. Melco Leisure is a wholly-owned subsidiary of Melco and accordingly, Mr. Lawrence Ho is deemed or taken to be interested in 1,118,458,086 Shares in which Melco Leisure is interested in or is deemed or taken to be interested in. Mr. Lawrence Ho is also interested in 8,804,771 Shares subject to the options and restricted Shares granted as at December 31, 2011.

(2) Melco Leisure is a direct wholly-owned subsidiary of Melco and is interested in or is deemed or taken to be interested in 1,118,458,086 Shares.

(3) Mr. James Douglas Packer and his controlled corporations are interested in 46.00% of the issued share capital of Crown, which in turn is interested in the entire issued share capital of Crown Entertainment Group Holdings and which in turn is interested in the entire issued share capital of Crown Asia Investments. Accordingly, Mr. James Douglas Packer is deemed or taken to be interested in 1,118,458,086 Shares in which Crown Asia Investments is interested in or is deemed or taken to be interested in.

(4) Crown Entertainment Group Holdings is a direct wholly-owned subsidiary of Crown and is deemed or taken to be interested in 1,118,458,086 Shares.

(5) Crown Asia Investments is a direct wholly-owned subsidiary of Crown Entertainment Group Holdings and is interested in or is deemed or taken to be interested in 1,118,458,086 Shares.

(6) SPV is owned as to 50% by Melco Leisure and 50% by Crown Asia Investments and 2,004,360 ADSs are held by SPV. Pursuant to the terms of the Exchangeable Bonds issued by SPV, holders of the Exchangeable Bonds are entitled to exchange such bonds for ADSs. Based on approximately 1,653,101,002 Shares in issue as at December 31, 2011, if at that date, all the outstanding Exchangeable Bonds were exchanged into ADSs at 100% of their principal amount, this would amount to 2,006,980 ADSs, representing 6,020,940 Shares and approximately 0.36% of the existing share capital of our Company.

(7) Founder of a discretionary trust and is deemed or taken to be interested in 15,000 ADSs, representing 45,000 Shares.

(8) Melco Leisure and Crown Asia Investments (the "**Stock Lenders**") have entered into a Securities Lending Agreement with Credit Suisse (Hong Kong) Limited and Deutsche Bank AG, Hong Kong Branch (together, the "**Joint Sponsors**") on November 28, 2011, for the purpose of providing liquidity of trading upon the Listing. The short position represented the Stock Lenders' obligation to make available to the Joint Sponsors stock lending facilities under the Securities Lending Agreement as at December 31, 2011. The Stock Lenders' short position terminated on the expiry of the liquidity period on January 5, 2012.

(b) Directors' long position in the underlying Shares of our Company

Name of Director	Name of corporation	Nature of interest	Total number of Shares subject to the options granted and restricted Shares granted as at December 31, 2011[1]	Approximate percentage of shareholding[2]
Lawrence Yau Lung Ho	Company	Long Position	8,804,771	0.533%
John Peter Ben Wang	Company	Long Position	303,055	0.018%
Yuk Man Chung	Company	Long Position	303,055	0.018%
Rowen Bruce Craigie	Company	Long Position	15,800	0.001%
Thomas Jefferson Wu	Company	Long Position	347,102	0.021%
Yiu Wa Alec Tsui	Company	Long Position	347,102	0.021%
Robert Wason Mactier	Company	Long Position	347,102	0.021%
James Andrew Charles MacKenzie	Company	Long Position	261,410	0.016%

Notes:

(1) These are restricted Shares and share options granted under the 2006 Share Incentive Plan.

(2) The percentages are calculated on the basis of 1,653,101,002 Shares in issue as at December 31, 2011.

60 Melco Crown Entertainment Limited Annual Report 2011

(II) Interests in other members of our Group

Number of Percentage of

Name of subsidiary Name of Shareholder shares interest

Melco Crown Gaming Lawrence Yau Lung Ho 1,000,000 10%(1)

Note:

(1) The 1,000,000 class A shares carry 10% of the total voting rights in Melco Crown Gaming.

2006 Share Incentive Plan and 2011 Share Incentive Plan

(a) 2006 Share Incentive Plan

Please refer to Appendix I and note 16 to the consolidated financial statements included in this annual report for details of the 2006 Share Incentive Plan.

A summary of the outstanding awards granted under the 2006 Share Incentive Plan as at December 31, 2011 is presented below:

Exercise price/grant date fair value per ADS (US$)

Number of unvested share options/restricted Shares

Vesting period

Share Options

2008 Long Term Incentive Plan 12.04 – 14.08 88,157 4 years

2009 Cancel and Re-issue Program 4.28 1,174,629 4 years

2009 Long Term Incentive Plan 3.04 – 3.26 2,258,238 4 years

2010 Long Term Incentive Plan 3.75 – 3.98 1,450,212 3 to 4 years

2011 Long Term Incentive Plan 7.57 4,937,685 3 years

9,908,921

Restricted Shares

2008 Long Term Incentive Plan 3.99 – 12.95 148,199 4 years

2009 Long Term Incentive Plan 3.26 310,596 4 years

2010 Long Term Incentive Plan 3.75 – 4.66 789,516 2 to 4 years

2011 Long Term Incentive Plan 7.57 2,754,192 3 years

4,002,503

Annual Report 2011 Melco Crown Entertainment Limited 61

Report of the Directors

Details of the movement in share options granted under the 2006 Share Incentive Plan during the year ended December 31, 2011 are as follows:

					Number of share options						
Name or category of participants	Date of grant of share options	Exercisable period	Exercise price of share options (per Share) US$	Share price at date of grant of share options US$	Outstanding as at January 1, 2011	Granted during the year	Reclassified during the year	Exercised during the year[2]	Cancelled during the year	Lapsed during the year	Outstanding as at December 31, 2011
Directors:											
Lawrence Yau Lung Ho	March 17, 2009	March 17, 2010 to March 16, 2019	1.09	1.09	724,692	–	–	–	–	–	724,692
	March 17, 2009	March 17, 2011 to March 16, 2019	1.09	1.09	724,692	–	–	–	–	–	724,692
	March 17, 2009	March 17, 2012 to March 16, 2019	1.09	1.09	724,692	–	–	–	–	–	724,692
	March 17, 2009	March 17, 2013 to March 16, 2019	1.09	1.09	724,698	–	–	–	–	–	724,698
	November 25, 2009	November 25, 2010 to March 17, 2018	1.43	1.43	188,763	–	–	–	–	–	188,763
	November 25, 2009	November 25, 2011 to March 17, 2018	1.43	1.43	188,763	–	–	–	–	–	188,763
	November 25, 2009	November 25, 2012 to March 17, 2018	1.43	1.43	188,763	–	–	–	–	–	188,763
	November 25, 2009	November 25, 2013 to March 17, 2018	1.43	1.43	188,769	–	–	–	–	–	188,769
	March 23, 2011	March 23, 2012 to March 22, 2021	2.52	2.52	–	482,115	–	–	–	–	482,115
	March 23, 2011	March 23, 2013 to March 22, 2021	2.52	2.52	–	482,115	–	–	–	–	482,115
	March 23, 2011	March 23, 2014 to March 22, 2021	2.52	2.52	–	482,268	–	–	–	–	482,268
Sub-total:					3,653,832	1,446,498	–	–	–	–	5,100,330

62 Melco Crown Entertainment Limited Annual Report 2011

Name or category of participants	Date of grant of share options	Exercisable period	Exercise price of share options (per Share) US$	Share price at date of grant of share options US$	Number of share options: Outstanding as at January 1, 2011	Granted during the year	Reclassified during the year	Exercised during the year[2]	Cancelled during the year	Lapsed during the year	Outstanding as at December 31, 2011
Yuk Man Chung	March 18, 2008	March 18, 2009 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	–	14,157
	March 18, 2008	March 18, 2010 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	–	14,157
	March 18, 2008	March 18, 2011 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	–	14,157
	March 18, 2008	March 18, 2012 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	–	14,157
	March 17, 2009	March 17, 2010 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509
	March 17, 2009	March 17, 2011 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509
	March 17, 2009	March 17, 2012 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509
	March 17, 2009	March 17, 2013 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509
Sub-total:					194,664	–	–	–	–	–	194,664
Yiu Wa Alec Tsui	September 10, 2007	September 10, 2008 to September 9, 2017	5.06	4.42	5,982	–	–	–	–	–	5,982
	September 10, 2007	September 10, 2009 to September 9, 2017	5.06	4.42	11,967	–	–	–	–	–	11,967
	September 10, 2007	September 10, 2010 to September 9, 2017	5.06	4.42	17,952	–	–	–	–	–	17,952
	September 10, 2007	September 10, 2011 to September 9, 2017	5.06	4.42	23,946	–	–	–	–	–	23,946
	March 18, 2008	March 18, 2009 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	–	14,157
	March 18, 2008	March 18, 2010 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	–	14,157
	March 18, 2008	March 18, 2011 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	–	14,157

Annual Report 2011 Melco Crown Entertainment Limited 63

Report of the Directors

Name or category of participants	Date of grant of share options	Exercisable period	Exercise price of share options (per Share) US$	Share price at date of grant of share options US$	Number of share options: Outstanding as at January 1, 2011	Granted during the year	Reclassified during the year	Exercised during the year[2]	Cancelled during the year	Lapsed during the year	Outstanding as at December 31, 2011
	March 18, 2008	March 18, 2012 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	–	14,157
	March 17, 2009	March 17, 2010 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509
	March 17, 2009	March 17, 2011 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509
	March 17, 2009	March 17, 2012 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509
	March 17, 2009	March 17, 2013 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509
Sub-total:					254,511	–	–	–	–	–	254,511
John Peter Ben Wang	March 18, 2008	March 18, 2009 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	–	14,157
	March 18, 2008	March 18, 2010 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	–	14,157
	March 18, 2008	March 18, 2011 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	–	14,157
	March 18, 2008	March 18, 2012 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	–	14,157
	March 17, 2009	March 17, 2010 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509
	March 17, 2009	March 17, 2011 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509
	March 17, 2009	March 17, 2012 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509

64 Melco Crown Entertainment Limited Annual Report 2011

Name or category of participants	Date of grant of share options	Exercisable period	Exercise price of share options (per Share) US$	Share price at date of grant of share options US$	Number of share options: Outstanding as at January 1, 2011	Granted during the year	Reclassified during the year	Exercised during the year[2]	Cancelled during the year	Lapsed during the year	Outstanding as at December 31, 2011
	March 17, 2009	March 17, 2013 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509
Sub-total:					194,664	–	–	–	–	–	194,664
Robert Wason Mactier	September 10, 2007	September 10, 2008 to September 9, 2017	5.06	4.42	5,982	–	–	–	–	–	5,982
	September 10, 2007	September 10, 2009 to September 9, 2017	5.06	4.42	11,967	–	–	–	–	–	11,967
	September 10, 2007	September 10, 2010 to September 9, 2017	5.06	4.42	17,952	–	–	–	–	–	17,952
	September 10, 2007	September 10, 2011 to September 9, 2017	5.06	4.42	23,946	–	–	–	–	–	23,946
	March 18, 2008	March 18, 2009 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	–	14,157
	March 18, 2008	March 18, 2010 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	–	14,157
	March 18, 2008	March 18, 2011 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	–	14,157
	March 18, 2008	March 18, 2012 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	–	14,157
	March 17, 2009	March 17, 2010 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509
	March 17, 2009	March 17, 2011 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509

Annual Report 2011 Melco Crown Entertainment Limited 65

Report of the Directors

Name or category of participants	Date of grant of share options	Exercisable period	Exercise price of share options (per Share) US$	Share price at date of grant of share options US$	Number of share options: Outstanding as at January 1, 2011	Granted during the year	Reclassified during the year	Exercised during the year[2]	Cancelled during the year	Lapsed during the year	Outstanding as at December 31, 2011
	March 17, 2009	March 17, 2012 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509
	March 17, 2009	March 17, 2013 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509
Sub-total:					254,511	–	–	–	–	–	254,511
Thomas Jefferson Wu	September 10, 2007	September 10, 2008 to September 9, 2017	5.06	4.42	5,982	–	–	–	–	–	5,982
	September 10, 2007	September 10, 2009 to September 9, 2017	5.06	4.42	11,967	–	–	–	–	–	11,967
	September 10, 2007	September 10, 2010 to September 9, 2017	5.06	4.42	17,952	–	–	–	–	–	17,952
	September 10, 2007	September 10, 2011 to September 9, 2017	5.06	4.42	23,946	–	–	–	–	–	23,946
	March 18, 2008	March 18, 2009 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	–	14,157
	March 18, 2008	March 18, 2010 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	–	14,157
	March 18, 2008	March 18, 2011 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	–	14,157
	March 18, 2008	March 18, 2012 to March 17, 2018	4.01	4.01	14,157	–	–	–	–	–	14,157
	March 17, 2009	March 17, 2010 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509

66 Melco Crown Entertainment Limited **Annual Report 2011**

Name or category of participants	Date of grant of share options	Exercisable period	Exercise price of share options (per Share) US$	Share price at date of grant of share options US$	Number of share options: Outstanding as at January 1, 2011	Granted during the year	Reclassified during the year	Exercised during the year[2]	Cancelled during the year	Lapsed during the year	Outstanding as at December 31, 2011
	March 17, 2009	March 17, 2011 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509
	March 17, 2009	March 17, 2012 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509
	March 17, 2009	March 17, 2013 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509
Sub-total:					254,511	–	–	–	–	–	254,511
James Andrew Charles MacKenzie	September 30, 2008	April 24, 2009 to September 29, 2018	4.69	1.33	8,334	–	–	–	–	–	8,334
	September 30, 2008	April 24, 2010 to September 29, 2018	4.69	1.33	8,336	–	–	–	–	–	8,336
	September 30, 2008	April 24, 2011 to September 29, 2018	4.69	1.33	8,336	–	–	–	–	–	8,336
	September 30, 2008	April 24, 2012 to September 29, 2018	4.69	1.33	8,336	–	–	–	–	–	8,336
	March 17, 2009	March 17, 2010 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509
	March 17, 2009	March 17, 2011 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509
	March 17, 2009	March 17, 2012 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509
	March 17, 2009	March 17, 2013 to March 16, 2019	1.09	1.09	34,509	–	–	–	–	–	34,509
Sub-total:					171,378	–	–	–	–	–	171,378
Sub-total:					4,978,071	1,446,498	–	–	–	–	6,424,569
Employees[3]	September 10, 2007	September 10, 2008 to September 9, 2017	5.06	4.42	140,241	–	(63,030)	–	–	–	77,211
Employees[4]	March 18, 2008	March 18, 2009 to March 17, 2018	4.01	4.01	12,750	–	–	–	–	23,367[16]	36,117

Annual Report 2011 Melco Crown Entertainment Limited 67

Report of the Directors

Name or category of participants	Date of grant of share options	Exercisable period	Exercise price of share options (per Share) US$	Share price at date of grant of share options US$	Number of share options: Outstanding as at January 1, 2011	Granted during the year	Reclassified during the year	Exercised during the year[2]	Cancelled during the year	Lapsed during the year	Outstanding as at December 31, 2011
Employees[5]	November 25, 2008	November 25, 2010 to November 24, 2018	1.01	1.01	8,765,613	–	(867,957)	(1,182,531)	–	–	6,715,125
Employees[6]	January 20, 2009	January 20, 2010 to January 19, 2019	1.01	1.01	789,474	–	–	–	–	–	789,474
Employees[7]	November 25, 2009	November 25, 2010 to September 9, 2017	1.43	1.43	895,731	–	(91,773)	(30,915)	–	–	773,043
Employees[8]	November 25, 2009	November 25, 2010 to March 17, 2018	1.43	1.43	767,256	–	(71,817)	(20,961)	–	–	674,478
Employees[9]	November 25, 2009	November 25, 2010 to April 10, 2018	1.43	1.43	140,400	–	–	–	–	–	140,400
Employees[10]	May 26, 2010	May 26, 2013 to May 25, 2020	1.25	1.25	156,624	–	–	–	–	–	156,624
Employees[11]	May 26, 2010	May 26, 2012 to May 25, 2020	1.25	1.25	319,266	–	–	–	–	(14,976)	304,290
Employees[12]	July 28, 2010	July 28, 2011 to July 27, 2020	1.28	1.28	1,033,944	–	–	–	–	–	1,033,944
Employees	August 2, 2010	August 2, 2012 to August 1, 2020	1.33	1.32	182,871	–	(182,871)	–	–	–	–
Employees[13]	August 16, 2010	August 16, 2012 to August 15, 2020	1.33	1.25	300,000	–	–	–	–	–	300,000
Employees[14]	March 23, 2011	March 23, 2012 to March 22, 2021	2.52	2.52	–	3,704,448	(77,346)	–	–	(135,915)	3,491,187
Sub-total:					13,504,170	3,704,448	(1,354,794)	(1,234,407)	–	(127,524)	14,491,893
Others[15]	September 10, 2007	September 10, 2008 to September 9, 2017	5.06	4.42	–	–	63,030	–	–	(63,030)	–
Others[15]	November 25, 2008	November 25, 2010 to November 24, 2018	1.01	1.01	1,887,918	–	867,957	(2,496,420)	–	(259,455)	–
Others[15]	November 25, 2009	November 25, 2010 to September 9, 2017	1.43	1.43	–	–	91,773	(14,961)	–	(76,812)	–

68 Melco Crown Entertainment Limited Annual Report 2011

Name or category of participants	Date of grant of share options	Exercisable period	Exercise price of share options (per Share) US$	Share price at date of grant of share options US$	Number of share options: Outstanding as at January 1, 2011	Granted during the year	Reclassified during the year	Exercised during the year[2]	Cancelled during the year	Lapsed during the year	Outstanding as at December 31, 2011
Others[15]	November 25, 2009	November 25, 2010 to November 14, 2017	1.43	1.43	83,334	–	–	(83,334)	–	–	–
Others[15]	November 25, 2009	November 25, 2010 to March 17, 2018	1.43	1.43	–	–	71,817	(6,474)	–	(65,343)	–
Others[15]	August 2, 2010	August 2, 2012 to August 1, 2020	1.33	1.32	–	–	182,871	–	–	(182,871)	–
Others[15]	March 23, 2011	March 23, 2012 to March 22, 2021	2.52	2.52	–	–	77,346	–	–	(77,346)	–
Sub-total:					1,971,252	–	1,354,794	(2,601,189)	–	(724,857)	–
Total					**20,453,493**	**5,150,946**	**–**	**(3,835,596)**	**–**	**(852,381)**	**20,916,462**

Notes:

(1) The vesting period of the share options is from the date of grant until the commencement of exercisable period.

(2) In respect of the share options exercised during the year, the weighted average closing price of the Shares immediately before and at the dates on which the options were exercised was US$2.59.

(3) Among the 77,211 share options, 7,185 share options may be exercised during the period from September 10, 2008 to September 9, 2017, 15,561 share options may be exercised during the period from September 10, 2009 to September 9, 2017, 23,340 share options may be exercised during the period from September 10, 2010 to September 9, 2017 and 31,125 share options may be exercised during the period from September 10, 2011 to September 9, 2017.

(4) Among the 36,117 share options, 9,027 share options may be exercised during the period from March 18, 2009 to March 17, 2018, 9,027 share options may be exercised during the period from March 18, 2010 to March 17, 2018, 9,027 share options may be exercised during the period from March 18, 2011 to March 17, 2018 and 9,036 share options may be exercised during the period from March 18, 2012 to March 17, 2018.

(5) Among the 6,715,125 share options, 2,813,961 share options may be exercised during the period from November 25, 2010 to November 24, 2018 and 3,901,164 share options may be exercised during the period from November 25, 2011 to November 24, 2018.

(6) Among the 789,474 share options, 197,367 share options may be exercised during the period from January 20, 2010 to January 19, 2019, 197,367 share options may be exercised during the period from January 20, 2011 to January 19, 2019, 197,367 share options may be exercised during the period from January 20, 2012 to January 19, 2019 and 197,373 share options may be exercised during the period from January 20, 2013 to January 19, 2019.

(7) Among the 773,043 share options, 166,050 share options may be exercised during the period from November 25, 2010 to September 9, 2017, 177,033 share options may be exercised during the period from November 25, 2011 to September 9, 2017, 214,929 share options may be exercised during the period from November 25, 2012 to September 9, 2017 and 215,031 share options may be exercised during the period from November 25, 2013 to September 9, 2017.

Annual Report 2011 Melco Crown Entertainment Limited 69

Report of the Directors

(8) Among the 674,478 share options, 144,279 share options may be exercised during the period from November 25, 2010 to March 17, 2018, 159,630 share options may be exercised during the period from November 25, 2011 to March 17, 2018, 185,244 share options may be exercised during the period from November 25, 2012 to March 17, 2018 and 185,325 share options may be exercised during the period from November 25, 2013 to March 17, 2018.

(9) Among the 140,400 share options, 35,100 share options may be exercised during the period from November 25, 2010 to April 10, 2018, 35,100 share options may be exercised during the period from November 25, 2011 to 10 April 10, 2018, 35,100 share options may be exercised during the period from November 25, 2012 to April 10, 2018 and 35,100 share options may be exercised during the period from November 25, 2013 to April 10, 2018.

(10) The 156,624 share options may be exercised during the period from May 26, 2013 to May 25, 2020.

(11) Among the 304,290 share options, 152,136 share options may be exercised during the period from May 26, 2012 to May 25, 2020 and 152,154 share options may be exercised during the period from May 26, 2013 to May 25, 2020.

(12) Among the 1,033,944 share options, 344,646 share options may be exercised during the period from July 28, 2011 to July 27, 2020, 344,646 share options may be exercised during the period from July 28, 2012 to July 27, 2020 and 344,652 share options may be exercised during the period from July 28, 2013 to July 27, 2020.

(13) Among the 300,000 share options, 150,000 share options may be exercised during the period from August 16, 2012 to August 15, 2020 and 150,000 share options may be exercised during the period from August 16, 2014 to August 15, 2020.

(14) Among the 3,491,187 share options, 1,163,559 share options may be exercised during the period from March 23, 2012 to March 22, 2021, 1,163,559 share options may be exercised during the period from March 23, 2013 to March 22, 2021 and 1,164,069 share options may be exercised during the period from March 23, 2014 to March 22, 2021.

(15) The category "Others" represents the former employees or consultants of our Group.

(16) Reversal of lapsed share options in 2010.

Details of the movement in restricted Shares granted under the 2006 Share Incentive Plan during the year ended December 31, 2011 are as follows:

				Number of restricted Shares					
Name or category of participants	Date of grant of restricted Shares	Vesting date	Share price at date of grant of restricted Shares US$	Outstanding as at January 1, 2011	Granted during the year	Reclassified during the year	Vested during the year	Cancelled during the year	Outstanding as at December 31, 2011
Directors:									
Lawrence Yau Lung Ho	December 19, 2006	December 19, 2009	6.33	–	–	–	(2)	2[2]	–
	March 18, 2008	March 18, 2012	4.01	62,292	–	–	–	–	62,292
	March 17, 2009	March 17, 2011	1.09	241,563	–	–	(241,563)	–	–
	March 17, 2009	March 17, 2013	1.09	241,566	–	–	–	–	241,566
	March 23, 2011	March 23, 2012	2.52	–	241,056	–	–	–	241,056
	March 23, 2011	March 23, 2013	2.52	–	241,056	–	–	–	241,056
	March 23, 2011	March 23, 2014	2.52	–	241,137	–	–	–	241,137
Sub-total:				545,421	723,249	–	(241,565)	2	1,027,107

70 Melco Crown Entertainment Limited Annual Report 2011

Name or category of participants	Date of grant of restricted Shares	Vesting date	Share price at date of grant of restricted Shares US$	Number of restricted Shares: Outstanding as at January 1, 2011	Granted during the year	Reclassified during the year	Vested during the year	Cancelled during the year	Outstanding as at December 31, 2011
Yuk Man Chung	March 18, 2008	March 18, 2012	4.01	3,114	–	–	–	–	3,114
	March 17, 2009	March 17, 2011	1.09	11,502	–	–	(11,502)	–	–
	March 17, 2009	March 17, 2013	1.09	11,505	–	–	–	–	11,505
	March 23, 2011	March 23, 2012	2.52	–	15,849	–	–	–	15,849
	March 23, 2011	March 23, 2013	2.52	–	15,849	–	–	–	15,849
	March 23, 2011	March 23, 2014	2.52	–	15,858	–	–	–	15,858
Sub-total:				26,121	47,556	–	(11,502)	–	62,175
Yiu Wa Alec Tsui	March 18, 2008	March 18, 2012	4.01	3,114	–	–	–	–	3,114
	March 17, 2009	March 17, 2011	1.09	11,502	–	–	(11,502)	–	–
	March 17, 2009	March 17, 2013	1.09	11,505	–	–	–	–	11,505
	March 23, 2011	March 23, 2012	2.52	–	15,849	–	–	–	15,849
	March 23, 2011	March 23, 2013	2.52	–	15,849	–	–	–	15,849
	March 23, 2011	March 23, 2014	2.52	–	15,858	–	–	–	15,858
Sub-total:				26,121	47,556	–	(11,502)	–	62,175
John Peter Ben Wang	March 18, 2008	March 18, 2012	4.01	3,114	–	–	–	–	3,114
	March 17, 2009	March 17, 2011	1.09	11,502	–	–	(11,502)	–	–
	March 17, 2009	March 17, 2013	1.09	11,505	–	–	–	–	11,505
	March 23, 2011	March 23, 2012	2.52	–	15,849	–	–	–	15,849
	March 23, 2011	March 23, 2013	2.52	–	15,849	–	–	–	15,849
	March 23, 2011	March 23, 2014	2.52	–	15,858	–	–	–	15,858
Sub-total:				26,121	47,556	–	(11,502)	–	62,175
Robert Wason Mactier	March 18, 2008	March 18, 2012	4.01	3,114	–	–	–	–	3,114
	March 17, 2009	March 17, 2011	1.09	11,502	–	–	(11,502)	–	–
	March 17, 2009	March 17, 2013	1.09	11,505	–	–	–	–	11,505
	March 23, 2011	March 23, 2012	2.52	–	15,849	–	–	–	15,849
	March 23, 2011	March 23, 2013	2.52	–	15,849	–	–	–	15,849
	March 23, 2011	March 23, 2014	2.52	–	15,858	–	–	–	15,858
Sub-total:				26,121	47,556	–	(11,502)	–	62,175

Annual Report 2011 Melco Crown Entertainment Limited 71

Report of the Directors

Name or category of participants	Date of grant of restricted Shares	Vesting date	Share price at date of grant of restricted Shares US$	Number of restricted Shares: Outstanding as at January 1, 2011	Granted during the year	Reclassified during the year	Vested during the year	Cancelled during the year	Outstanding as at December 31, 2011
Thomas Jefferson Wu	March 18, 2008	March 18, 2012	4.01	3,114	–	–	–	–	3,114
	March 17, 2009	March 17, 2011	1.09	11,502	–	–	(11,502)	–	–
	March 17, 2009	March 17, 2013	1.09	11,505	–	–	–	–	11,505
	March 23, 2011	March 23, 2012	2.52	–	15,849	–	–	–	15,849
	March 23, 2011	March 23, 2013	2.52	–	15,849	–	–	–	15,849
	March 23, 2011	March 23, 2014	2.52	–	15,858	–	–	–	15,858
Sub-total:				26,121	47,556	–	(11,502)	–	62,175
James Andrew Charles MacKenzie	September 30, 2008	April 24, 2012	1.33	1,835	–	–	–	–	1,835
	September 30, 2008	April 24, 2011	1.33	5,268	–	–	(5,268)	–	–
	March 17, 2009	March 17, 2011	1.09	11,502	–	–	(11,502)	–	–
	March 17, 2009	March 17, 2013	1.09	11,505	–	–	–	–	11,505
	March 23, 2011	March 23, 2012	2.52	–	15,849	–	–	–	15,849
	March 23, 2011	March 23, 2013	2.52	–	15,849	–	–	–	15,849
	March 23, 2011	March 23, 2014	2.52	–	15,858	–	–	–	15,858
Sub-total:				30,110	47,556	–	(16,770)	–	60,896
William Todd Nisbet	March 23, 2011	March 23, 2012	2.52	–	15,849	–	–	(15,849)	–
	March 23, 2011	March 23, 2013	2.52	–	15,849	–	–	(15,849)	–
	March 23, 2011	March 23, 2014	2.52	–	15,858	–	–	(15,858)	–
Sub-total:				–	47,556	–	–	(47,556)	–
Sub-total:				706,136	1,056,141	–	(315,845)	(47,554)	1,398,878
Employees	December 19, 2006	December 19, 2009	6.33	–	–	–	(24)	24[2]	–
Employees	March 18, 2008	March 18, 2012	4.01	66,186	–	(9,267)	–	–	56,919
Employees	April 11, 2008	April 11, 2012	4.32	11,583	–	–	–	–	11,583
Employees	November 25, 2008	November 25, 2010	1.01	73,977	–	(73,977)	–	–	–
Employees	November 25, 2008	November 25, 2011	1.01	730,413	–	(40,359)	(690,054)	–	–
Employees	April 1, 2010	April 1, 2012	1.55	64,410	–	–	–	–	64,410
Employees	May 26, 2010	May 26, 2013	1.25	78,315	–	–	–	–	78,315
Employees	May 26, 2010	May 26, 2012	1.25	79,803	–	–	–	(3,744)	76,059
Employees	May 26, 2010	May 26, 2013	1.25	79,827	–	–	–	(3,744)	76,083

72 Melco Crown Entertainment Limited Annual Report 2011

Name or category of participants	Date of grant of restricted Shares	Vesting date	Share price at date of grant of restricted Shares US$	Number of restricted Shares: Outstanding as at January 1, 2011	Granted during the year	Reclassified during the year	Vested during the year	Cancelled during the year	Outstanding as at December 31, 2011
Employees	July 28, 2010	July 28, 2011	1.28	172,324	–	(1)	(172,323)	–	–
Employees	July 28, 2010	July 28, 2012	1.28	172,324	–	(1)	–	–	172,323
Employees	July 28, 2010	July 28, 2013	1.28	172,324	–	2	–	–	172,326
Employees	August 2, 2010	August 2, 2012	1.32	45,717	–	(45,717)	–	–	–
Employees	August 2, 2010	August 2, 2014	1.32	45,720	–	(45,720)	–	–	–
Employees	August 16, 2010	August 16, 2012	1.25	75,000	–	–	–	–	75,000
Employees	August 16, 2010	August 16, 2014	1.25	75,000	–	–	–	–	75,000
Employees	March 23, 2011	March 23, 2012	2.52	–	617,337	(12,888)	–	(22,650)	581,799
Employees	March 23, 2011	March 23, 2013	2.52	–	617,337	(12,888)	–	(22,650)	581,799
Employees	March 23, 2011	March 23, 2014	2.52	–	617,568	(12,900)	–	(22,659)	582,009
Sub-total:				1,942,923	1,852,242	(253,716)	(862,401)	(75,423)	2,603,625
Others[1]	March 18, 2008	March 18, 2012	4.01	–	–	9,267	–	(9,267)	–
Others[1]	November 25, 2008	November 25, 2010	1.01	–	–	73,977	(73,977)	–	–
Others[1]	November 25, 2008	November 25, 2011	1.01	–	–	40,359	–	(40,359)	–
Others[1]	August 2, 2010	August 2, 2012	1.32	–	–	45,717	–	(45,717)	–
Others[1]	August 2, 2010	August 2, 2014	1.32	–	–	45,720	–	(45,720)	–
Others[1]	March 23, 2011	March 23, 2012	2.52	–	–	12,888	–	(12,888)	–
Others[1]	March 23, 2011	March 23, 2013	2.52	–	–	12,888	–	(12,888)	–
Others[1]	March 23, 2011	March 23, 2014	2.52	–	–	12,900	–	(12,900)	–
Sub-total:				–	–	253,716	(73,977)	(179,739)	–
Total				**2,649,059**	**2,908,383**	**–**	**(1,252,223)**	**(302,716)**	**4,002,503**

Notes:

(1) The category "Others" represents the former employees or consultants of our Group.

(2) Reversal of cancelled restricted shares in 2009 which was vested to Director and employees in 2011.

Annual Report 2011 Melco Crown Entertainment Limited 73

Report of the Directors

(b) *2011 Share Incentive Plan*

Please refer to Appendix I and note 16 to the consolidated financial statements included in this annual report for details of the 2011 Share Incentive Plan.

No award has been granted under the 2011 Share Incentive Plan during the year ended December 31, 2011.

Directors' Interests in Competing Business

As at December 31, 2011, none of the Directors or their respective associates had any competing interests in any business, which competes or may compete, either directly or indirectly with the businesses of our Company pursuant to the Listing Rules.

Substantial Interests in the Share Capital of our Company

As at December 31, 2011, the following persons/corporations had interests in five per cent or more of the issued share capital of our Company as recorded in the register required to be kept under Section 336 of the SFO. Details of the interests in the Shares or underlying Shares of our Company as notified to our Company are set out below:

Name	Capacity/ nature of interest	Number of Shares	Approximate percentage of issued share capital
Melco Leisure[1]	Long position: Beneficial owner, interest of controlled corporation and deemed interest	1,118,458,086	67.65%
	Short position:	198,372,120	12.00%[6]
Crown Asia Investments[2]	Long position: Beneficial owner, interest of controlled corporation and deemed interest	1,118,458,086	67.65%
	Short position:	198,372,120	12.00%[6]
Crown Entertainment Group Holdings[3]	Long position: Interest of controlled corporation	1,118,458,086	67.65%
	Short position:	198,372,120	12.00%[6]
Melco[4]	Long position: Interest of controlled corporation	1,118,458,086	67.65%
	Short position:	198,372,120	12.00%[6]
Crown[5]	Long position: Interest of controlled corporation	1,118,458,086	67.65%
	Short position:	198,372,120	12.00%[6]

Notes:

(1) Melco Leisure is the beneficial owner of 556,222,503 Shares and is deemed or taken to be interested in 556,222,503 Shares owned by Crown Asia Investments pursuant to rights of first refusal over such Shares granted by Crown Asia Investments in favor of Melco Leisure under the new Shareholders' deed, which became effective in December 2007 ("New Shareholders' Deed"), entered into between Melco and Crown. SPV is owned as to 50% by Melco Leisure and 50% by Crown Asia Investments and 2,004,360 ADSs (6,013,080 Shares) are held by SPV.

(2) Crown Asia Investments is the beneficial owner of 556,222,503 Shares and is deemed or taken to be interested in 556,222,503 Shares owned by Melco Leisure pursuant to rights of first refusal over such Shares granted by Melco Leisure in favor of Crown Asia Investments under the New Shareholders' Deed. SPV is owned as to 50% by Melco Leisure and 50% by Crown Asia Investments and 2,004,360 ADSs (6,013,080 Shares) are held by SPV.

(3) Crown Asia Investments is a direct wholly-owned subsidiary of Crown Entertainment Group Holdings and Crown Entertainment Group Holdings is deemed or taken to be interested in 1,118,458,086 Shares in which Crown Asia Investments is interested in as referred to in note (2) above.

(4) Melco Leisure is a direct wholly-owned subsidiary of Melco and Melco is deemed or taken to be interested in 1,118,458,086 Shares in which Melco Leisure is interested in as referred to in note (1) above.

74 Melco Crown Entertainment Limited Annual Report 2011

(5) Crown Entertainment Group Limited is a direct wholly-owned subsidiary of Crown and Crown is deemed or taken to be interested in 1,118,458,086 Shares in which Crown Asia Investments is interested in as referred to in note (2) above.

(6) Melco Leisure and Crown Asia Investments (the “Stock Lenders”) have entered into a Securities Lending Agreement with Credit Suisse (Hong Kong) Limited and Deutsche Bank AG, Hong Kong Branch (together, the “Joint Sponsors”) on November 28, 2011, for the purpose of providing liquidity of trading upon our Listing. The short position represented the Stock Lenders’ obligation to make available to the Joint Sponsors stock lending facilities under the Securities Lending Agreement as at December 31, 2011. The Stock Lenders’ short position terminated on the expiry of the liquidity period on January 5, 2012.

(7) Ms. Lo Sau Yan, Sharen is the spouse of Mr. Lawrence Yau Lung Ho and is deemed or taken to be interested in the Shares held by Mr. Lawrence Yau Lung Ho as shown on page 59 of the annual report.

(8) Ms. Erica Louise Packer is the spouse of Mr. James Douglas Packer and is deemed or taken to be interested in the Shares held by Mr. James Douglas Packer as shown on page 59 of this annual report.

Directors’ Rights to Acquire Shares or Debentures

Save as disclosed in note 16 to the consolidated financial statements included in this annual report, at no time during the year was our Company, or any of its holding companies, subsidiaries or fellow subsidiaries, a party to any arrangements to enable the Directors to acquire benefits by means of the acquisition of Shares in, or debentures of, our Company or any other body corporate.

Directors’ Interests in Contracts of Significance

Save as disclosed below and in note 20 to the consolidated financial statements included in this annual report, no contract of significance in relation to our Group’s business to which our Company, or any of its holding companies, subsidiaries, or fellow subsidiaries, was a party and in which a Director had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Continuing Connected Transactions

During the year, our Group had the following continuing connected transactions which are required to be disclosed in the annual report of our Company under Chapter 14A of the Listing Rules:

(a) Ferry Ticket Sales Agreement

Our Company entered into an agreement for sale of ferry tickets (“Ferry Ticket Sales Agreement”) in April 2007 with Shun Tak-China Travel Ship Management Limited (“STCTS”), a subsidiary of Shun Tak Holdings Limited

(“Shun Tak”), which is a connected person as defined under the Listing Rules, by virtue of being a company in which the associates of our executive Director are able to exercise or control the exercise of more than 50% of the voting power at general meetings or control of its board of directors, and its subsidiaries. Pursuant to the Ferry Ticket Sales Agreement, our Company purchased round-trip ferry tickets to/from Macau (“Ferry Ticket Transactions”) for our customers. As a bulk purchaser of ferry tickets, our Company was granted a 5% discount (“Discount”) on the net selling price of each ferry ticket we purchased. The Discount was determined on an arms’ length negotiation and by reference to prevailing market price and was given in accordance with market practice of granting discounts on bulk purchases of ferry tickets to promote STCTS’s ferry services. The above transactions are entered into and the Discount is given within the ordinary and usual course of our business and are on normal commercial terms. Our Company entered into a Ferry Ticket Sales Agreement with STCTS on November 24, 2011 in relation to the Ferry Ticket Transactions for an initial term commencing from December 7, 2011 to December 31, 2013. Unless early terminated by each of the parties by giving 30 days prior written notice, the Ferry Ticket Sales Agreement entered into in 2011 is renewable for periods of three years subject to annual price review.

Annual Report 2011 Melco Crown Entertainment Limited 75

Report of the Directors

The aggregate value of Ferry Ticket Transaction which took place during the year ended December 31, 2011 is within the annual cap for 2011 (which was disclosed in the listing document of our Company dated November 30, 2011), details of which are shown below:

Category

Approximate aggregate value for the year ended December 31, 2011 US$

Annual cap for the financial year ended December 31, 2011 US$

Annual cap for the financial year ended December 31, 2012 US$

Annual cap for the financial year ended December 31, 2013 US$

Ferry Ticket Sales Agreement

2,794,000 2,941,000 3,845,000 4,652,000

(b) Annual Review of the Continuing Connected Transactions

Pursuant to Rule 14A.38 of the Listing Rules, our Company has engaged the auditor of our Company, Messrs. Deloitte Touche Tohmatsu, to conduct a review of the above continuing connected transactions for the year ended December 31, 2011 in accordance with Hong Kong Standard on Assurance Engagements 3000 “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” and with reference to Practice Note 740 “Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules” issued by the Hong Kong Institute of Certified Public Accountants. The auditor has issued a letter to the Board in respect of the Ferry Ticket Transactions and confirmed that for the year ended December 31, 2011:

(1) nothing has come to their attention that causes them to believe that the continuing connected transactions have not been approved by the Board;

(2) nothing has come to their attention that causes them to believe that the transactions were not entered into, in all material respects, in accordance with the relevant agreements governing such transactions; and

(3) with respect to the aggregate amount of the continuing connected transactions set out in this report, nothing has come to their attention that causes them to believe that the continuing connected transactions have exceeded the maximum aggregate annual value disclosed in the listing document of our Company dated November 30, 2011 made by our Company in respect of each of the continuing connected transactions.

The independent non-executive Directors, have reviewed the above continuing connected transactions for the year ended December 31, 2011 and the letter issued by the auditor and confirmed that the continuing connected transactions have been entered into:

(1) in the ordinary and usual course of business of our Group;

(2) either on normal commercial terms or on terms no less favorable to our Group than terms available to or from independent third parties; and

(3) in accordance with the relevant agreements governing the transactions on terms that are fair and reasonable and in the interests of the Shareholders as a whole.

The above continuing connected transactions constitute related party transactions which are set out in note 20 to the consolidated financial statements included in this annual report. Our Company has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules.

76 Melco Crown Entertainment Limited Annual Report 2011

Management Contracts

No contracts concerning the management and administration of the whole or any substantial part of the business of our Company were entered into or existed for the year ended December 31, 2011.

Related Party Transactions

Details of the significant related party transactions undertaken in the usual course of business are set out in note 20 to the consolidated financial statements included in this annual report.

Purchase, Sale or Redemption of our Company’s Listed Securities

During the year ended December 31, 2011, neither our Company nor any of its subsidiaries had purchased, sold or redeemed any of our Company’s listed securities.

Public Float

Based on the information that is publicly available to our Company and within the knowledge of its Directors, as at the date of this report, our Company has maintained the prescribed public float under the Listing Rules.

Legal and Administrative Proceedings

In March 2010, our subsidiary Melco Crown Gaming initiated proceedings against Ama International Limited (“Ama”), a former gaming promoter for Altira Macau, and Ms. Mei Huan Chen, an individual guarantor of Ama, to recover outstanding amounts owed by Ama, and in June 2010 Melco Crown Gaming terminated the gaming promotion agreement with Ama. In January 2011, Melco Crown Gaming was served with a civil action complaint filed by Ama, claiming contractual breach of the terminated gaming promotion agreement and unfair competition at Altira Macau, and seeking damages and other relief. In July 2011 a settlement was reached. Pursuant to the settlement agreements, Ama and Ms. Chen filed requests to terminate all executory and incidental proceedings made against Melco Crown Gaming and agreed to pay the settlement sum in installments.

In October 2011, the plaintiff, K&L Gates, the Hong Kong office of an international law firm K&L Gates LLP, served a writ of summons against our subsidiary, Golden Future (Management Services) Limited (“Golden Future”), as one of the co-defendants among others including Mr. Navin Kumar Aggarwal, a former partner in K&L Gates. K&L Gates claimed that Mr. Aggarwal misappropriated or misapplied funds from the plaintiff’s client accounts, and that these amounts were received by Golden Future. In March 2012, K&L Gates served a writ of summons against Melco Crown Gaming, claiming that Mr. Aggarwal had effected bank transfers directly from client accounts to Melco Crown Gaming and requesting an order that Melco Crown Gaming pay back these sums plus interest, among other forms of relief. We intend to work with our respective subsidiaries to vigorously defend ourselves against these claims.

We are a party to certain other legal and administrative proceedings which relate to matters arising out of the ordinary course of our business. We do not believe that such proceedings would, individually or in the aggregate, have a material adverse effect on our business, financial condition or results of operations.

Crown Melbourne Limited, the owner of a number of “Crown” trademarks licensed to us, is from time to time involved in legal proceedings regarding “Crown” trademarks used in Macau. We understand that Crown Melbourne Limited will continue to take vigorous measures to protect its trademarks. We believe we have a valid right under our trademark license agreement with Crown Melbourne Limited to use the Crown trademarks in Macau in our hotel casino business.

Annual Report 2011 Melco Crown Entertainment Limited 77

Report of the Directors

Corporate Governance

Our Company is committed to maintaining a high corporate governance standard so as to ensure better transparency and protection of Shareholders’ interests. Our Company has complied with the code provisions of the Corporate Governance Code and Corporate Governance Report as set out in Appendix 14 to the Listing Rules for the period from the Listing Date to December 31, 2011 except for the code provisions A.2.1 in respect of the separation of the roles of the Chairman and Chief Executive Officer and A.4.1 in respect of the appointment of non-executive Directors for specific terms.

Further information on our Company’s corporate governance practices is set out in the corporate governance report on pages 79 to 88 of this annual report.

Emolument Policy

The employees of our Group are selected, remunerated and promoted on the basis of their merit, qualifications and competence. The emoluments of the Directors are decided by our Company’s compensation committee, having regard to our Company’s operating results, individual performance and comparable market standards. Our Company has adopted the 2006 Share Incentive Plan and 2011 Share Incentive Plan, as an incentive to Directors and employees, details of the plans are set out in note 16 to the consolidated financial statements and Appendix I of this annual report.

Pre-emptive Rights

There are no provisions for pre-emptive rights under the laws of the Cayman Islands or under the Articles of Association that require our Company to offer new Shares on a pro-rata basis to our existing Shareholders.

Audit Committee

Our Company has established an audit committee for the purpose of assisting the Board in overseeing and monitoring, among others, the integrity of the financial statements of our Company, the performance of our independent auditors, and the integrity of our systems of internal accounting and financial controls. Our Company’s audit committee consists of three members, Mr. Thomas Jefferson Wu, Mr. Yiu Wa Alec Tsui and Mr. James Andrew Charles MacKenzie. Mr. James Andrew Charles MacKenzie is the chairman of our audit committee.

Auditor

The consolidated financial statements of our Company for the year ended December 31, 2011 have been audited by Messrs. Deloitte Touche Tohmatsu, who retire and, being eligible, offer themselves for re-appointment at the forthcoming annual general meeting.

On behalf of the Board

Ho, Lawrence Yau Lung

Co-Chairman and Chief Executive Officer

Hong Kong, March 28, 2012

78 Melco Crown Entertainment Limited Annual Report 2011

Corporate Governance Report

The Directors are pleased to present this corporate governance report for the period from the Listing Date to December 31, 2011.

Corporate Governance Practices

Our Company is committed to conduct our business consistent with the highest standards of corporate governance practices and procedures and has adopted its own corporate governance principles and guidelines (the “Company’s Code”) to deliver these commitments. The Company’s Code was recently amended to fully address the principles and code provisions as set out in the Corporate Governance Code and Corporate Governance Report (the “Corporate Governance Code”) as stated in Appendix 14 to the Listing Rules. The guidelines contained in the Company’s Code were also developed by the Board taking into consideration of the applicable corporate governance standards of NASDAQ. In addition, our Company has also adopted a number of other policies and guidelines, developed internally, to enhance our corporate governance practices and procedures.

Our Company has complied with all provisions in the Corporate Governance Code for the period from the Listing Date to December 31, 2011, except for the following deviations:

Pursuant to the code provision A.2.1 of the Corporate Governance Code, the roles of chairman and chief executive officer of a listed company should be separate and should not be performed by the same individual. However, in view of the present composition of the Board, the in depth knowledge of Mr. Lawrence Yau Lung Ho of the operations of our Group and of the gaming and entertainment sector in Macau in general, his extensive business network and connections in that sector and the scope of operations of our Group, the Board believes it is in the best interests of our Company for Mr. Lawrence Yau Lung Ho to assume the roles of Co-Chairman and Chief Executive Officer at this time and that such arrangement be subject to review by the Board from time to time.

Pursuant to the code provision A.4.1 of the Corporate Governance Code, non-executive Directors should be appointed for specific term, subject to re-election. Our Company has deviated from this provision in that all non-executive Directors are not appointed for specific term. They are, however, subject to retirement and re-election every three years. The reason for the deviation is that our Company does not believe that arbitrary term limits on Directors’ services are appropriate given that Directors ought to be committed to representing the long term interests of our Shareholders and the retirement and re-election requirements of non-executive Directors have given the Shareholders the right to approve continuation of non-executive Directors’ offices.

The Board of Directors – Function and Composition

Role of the Board

The Directors’ main duty is to exercise their business judgment to act in what they reasonably believe to be in the best interests of our Company and our Shareholders. The Board advises and counsels our Company’s senior management and monitors the performance of such management and the affairs of our Company.

Annual Report 2011 Melco Crown Entertainment Limited 79

Corporate Governance Report

In addition to its general oversight of management and the affairs of our Company, the Board also performs a number of specific functions, either directly or through its committees, including:

(1) selecting, evaluating and compensating our Company’s Chief Executive Officer and overseeing Chief Executive Officer succession planning;

(2) providing counsel and oversight on the selection, evaluation, development and compensation of senior management;

(3) reviewing, approving and monitoring fundamental financial and business strategies and major corporate actions;

(4) assessing major risks facing our Company and reviewing options for their mitigation; and

(5) ensuring processes are in place for maintaining the integrity of our Company: the integrity of the financial statements, the integrity of compliance with law and ethics, the integrity of relationships with customers and suppliers, and the integrity of relationships with other stakeholders.

Board Composition

The Board comprises ten Directors, of whom one is an executive Director, five are non-executive Directors and the remaining four are independent non-executive Directors. Three of our Directors were nominated by Melco and three were nominated by Crown. The following table provides information about our Directors.

Name Position

Lawrence Yau Lung Ho

Co-Chairman, Chief Executive Officer and executive Director

James Douglas Packer Co-Chairman and non-executive Director

John Peter Ben Wang Non-executive Director

Yuk Man Chung Non-executive Director

William Todd Nisbet Non-executive Director

Rowen Bruce Craigie Non-executive Director

James Andrew Charles MacKenzie Independent non-executive Director

Thomas Jefferson Wu Independent non-executive Director

Yiu Wa Alec Tsui Independent non-executive Director

Robert Wason Mactier Independent non-executive Director

None of the Board members are related to one another.

The non-executive Director and the independent non-executive Directors, all of whom are independent of the management of our Group’s businesses, are highly experienced professionals with substantial experience in areas such as legal, accounting and financial management. Their mix of skills and business experience is a major contribution to the future development of our Company. They provide a strong independent element on the Board, exercise independent judgment and ensure that matters are fully debated and that no individual or group of individuals dominates the Board’s decision making processes. In addition, they facilitate the Board to maintain a high standard of financial and other mandatory reporting and provide adequate checks and balances to safeguard the interests of Shareholders and our Company as a whole.

80 Melco Crown Entertainment Limited Annual Report 2011

Director Independence

All independent non-executive Directors have met all of the guidelines for assessing independence set out in Rule 3.13 of the Listing Rules. Our Company has received from each of them an annual written confirmation on his independence and considers each of them to be independent.

Board Meetings and Directors Attendance Records

The Board meets regularly over our Company's affairs and operations. The Board held a total of ten meetings during the year ended December 31, 2011. The chief financial officer, the chief legal officer and the company secretary attended all Board meetings to advise on statutory compliance, legal, accounting and financial matters. All businesses transacted at the meetings were documented and the records are maintained.

Set out below is the attendance record of each member of the Board at the Board meetings during the year ended December 31, 2011 which illustrates the attention given by the Board in overseeing our Company's affairs:

	No. of meetings attended/ held in 2011	Attendance rate
Executive Director		
Lawrence Yau Lung Ho (Co-Chairman)	9/10[1]	90%
Non-executive Directors		
James Douglas Packer (Co-Chairman)	9/10[1]	90%
John Peter Ben Wang	9/10[1]	90%
Yuk Man Chung	9/10[1]	90%
William Todd Nisbet	9/10[1]	90%
Rowen Bruce Craigie	9/10[1]	90%
Independent non-executive Directors		
James Andrew Charles MacKenzie	9/10	90%
Thomas Jefferson Wu	9/10	90%
Yiu Wa Alec Tsui	10/10	100%
Robert Wason Mactier	10/10	100%

Note (1): Mr. Lawrence Yau Lung Ho, Mr. James Douglas Packer, Mr. John Peter Ben Wang, Mr. Yuk Man Chung, Mr. William Todd Nisbet and Mr. Rowen Bruce Craigie, being parties interested in the transactions considered in the Board meeting held on October 17, 2011, did not attend such meeting.

Annual Report 2011 Melco Crown Entertainment Limited 81

Corporate Governance Report

Securities Dealings by Directors and Relevant Employees

The Directors and relevant employees are subject to the rules set forth in our Company's Policy for the Prevention of Insider Trading, the terms therein are no less exacting than those contained in the Model Code. The Listing Rules require an express Model Code compliance confirmation from the directors and that the confirmation be given following a specific enquiry. All Directors have confirmed that they have complied with the required standard of dealings and code of conduct regarding securities dealings by directors as set out in the Model Code for the period from the Listing Date to December 31, 2011.

Delegation by the Board

The Board reserves for its decision all major matters concerning our Company. The day-to-day management, administration and operation of our Company is delegated to the chief executive officer and senior management of our Company. The Board has formalized the functions reserved to the Board and those delegated to management. The functions and responsibilities delegated are subject to periodic review.

The Board has delegated certain functions to three Board committees, namely the audit committee, the compensation committee and the nominating and corporate governance committee. Each committee has its defined scope of duties and terms of reference within its own charter, which empowers the committee members to make decisions on certain matters.

Each Board committee, upon reasonable request is able to seek independent professional advice in appropriate circumstances, at our Company's expense.

Audit Committee

The Board has established an audit committee in 2006, with its primary duty to assist the Board in overseeing and monitoring, among others, the integrity of the financial statements of our Company, including any relevant legal and regulatory issues, the performance of the independent auditors, and the integrity of our systems of internal accounting and financial controls, our Company's risk management process, the effectiveness of our Company's internal audit function and any related party and/or connected transactions.

In line with Rule 3.21 of the Listing Rules, our Company's audit committee comprises independent non-executive Directors, namely Mr. Thomas Jefferson Wu, Mr. Yiu Wa Alec Tsui and Mr. James Andrew Charles MacKenzie. Mr. James Andrew Charles MacKenzie is the chairman of the audit committee.

Set out below is the attendance record of each member of the audit committee meetings during the year ended December 31, 2011:

	No. of meetings attended/ held in 2011	Attendance rate
James Andrew Charles MacKenzie (chairman)	11/11	100%
Thomas Jefferson Wu	7/11	63.64%
Yiu Wa Alec Tsui	11/11	100%

Other details of the roles and functions of the audit committee are available in the audit committee charter, which can be found on our Company's website and the Stock Exchange's website.

In discharging its duties, the principal work performed by the audit committee during the year and up to date of this report included the following:

82 Melco Crown Entertainment Limited **Annual Report 2011**

In relation to financial information:

(i) review of the annual financial statements of our Group for the years ended December 31, 2010 and December 31, 2011 with recommendation to the Board for the inclusion within our Company’s annual report;

(ii) review of the quarterly unaudited financial statements and key performance indicators of our Group for the quarters ended December 31, 2010, March 31, 2011, June 30, 2011, September 30, 2011 and December 31, 2011 and provide recommendations to our disclosure committee for inclusion within our Company’s quarterly earnings announcement.

In relation to relationship with independent auditor:

(iii) review and approve of the engagement letters of Messrs. Deloitte Touche Tohmatsu for audit and non-audit services, the nature and scope these services, their reporting obligations, work plan and independence;

(iv) review of the auditor’s performance and recommendation to the Board for reappointment of the auditor;

In relation to financial reporting system and internal control:

(v) review of the effectiveness of the internal controls and risk management systems of our Group, after discussion with management, internal audit department and independent auditors and review of the reports associated with our program for compliance with section 404 of the Sarbanes-Oxley Act of 2002 (“SOX 404 Compliance Program”) and internal audit plan;

(vi) review of internal audit reports, including the major findings and recommendations from internal audit;

(vii) review and approval of internal audit work plan for the year 2012;

(viii) review and approval of certain related party transactions and connected transactions carried out during the year and conducted the annual review of the continued connected transactions, together with the independent non-executive Director who is not a member of the audit committee, as included within this annual report; and

(ix) review of the staffing and resources of our Group’s internal audit and finance departments.

Compensation Committee

Our Company has established a compensation committee in 2006, with its primary duty to discharge the responsibilities of the Board relating to compensation of our executives, including by designing (in consultation with management and our Board) and evaluating the executive and Director compensation plans, policies and programs of our Company, recommending to our Board for approval. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation.

The compensation committee comprises independent non-executive Directors, namely Mr. Thomas Jefferson Wu, Mr. Yiu Wa Alec Tsui and Mr. Robert Wason Mactier. Mr. Thomas Jefferson Wu is the chairman of the compensation committee.

Annual Report 2011 Melco Crown Entertainment Limited 83

Corporate Governance Report

Set out below is the attendance record of each member of the compensation committee meetings during the year ended December 31, 2011:

	No. of meetings attended/ held in 2011	Attendance rate
Thomas Jefferson Wu (chairman)	7/7	100%
Yiu Wa Alec Tsui	6/7	85.77%
Robert Wason Mactier	7/7	100%

Other details of the roles and functions of the compensation committee are available in the compensation committee charter, which can be found on our Company's website and the Stock Exchange's website.

In discharging its duties, principal work performed by the compensation committee includes:

(i) recommendations to the Board for approval in relation to the grant of share options to participants under the 2006 Share Incentive Plan;

(ii) the approval of the 2011 Share Incentive Plan; and

(iii) the compensation of executive Director and senior management and approval of the same.

Nominating and Corporate Governance Committee

Our Company has established a nominating and corporate governance committee in 2006, with its primary duties to assist our Board in discharging its responsibilities regarding (i) the identification of qualified candidates to become members and chairs of the Board committees and to fill any such vacancies; (ii) oversight of our compliance with legal and regulatory requirements, in particular the legal and regulatory requirements of Macau (including the relevant laws related to the gaming industry), Hong Kong, the Cayman Islands, the SEC and NASDAQ; (iii) the development and recommendation to our Board of a set of corporate governance principles applicable to our Company; and (iv) the disclosure, in accordance with our relevant policies, of any material information (other than that regarding the quality or integrity of our financial statements), which is brought to its attention by the disclosure committee.

The nominating and corporate governance committee comprises independent non-executive Directors, namely Mr. Thomas Jefferson Wu, Mr. Yiu Wa Alec Tsui and Mr. Robert Wason Mactier. Mr. Yiu Wa Alec Tsui is the chairman of the nominating and corporate governance committee.

Set out below is the attendance record of each member of the nominating and corporate governance committee meetings during the year ended December 31, 2011:

	No. of meetings attended/ held in 2011	Attendance rate
Yiu Wa Alec Tsui (chairman)	2/2	100%
Thomas Jefferson Wu	2/2	100%
Robert Wason Mactier	2/2	100%

84 Melco Crown Entertainment Limited **Annual Report 2011**

Other details of the roles and functions of the nominating and corporate governance committee are available in the nominating and corporate governance charter, which can be found on our Company’s website and the Stock Exchange’s website.

In discharging its duties, the principal work performed by the nominating and corporate governance committee during the year included the following:

(i) considered and approved amendment of existing corporate governance policies to incorporate relevant Listing Rules requirements;

(ii) considered and recommended for the Board’s approval a new corporate governance policy to incorporate relevant Listing Rules requirements;

(iii) reviewed the structure, size and composition of the Board and the Board committees; and

(iv) assessed the independence of the independent non-executive Directors.

Directors’ and Auditors’ Responsibilities for Accounts

The Directors’ responsibilities for preparing the financial statements are set out on page 85 of this annual report and the reporting responsibilities of the external auditors are set out on pages 89 to 90 of this annual report.

Financial Reporting

The Board is accountable to the Shareholders and is committed to presenting comprehensive and timely information to the Shareholders on assessment of our Company’s performance, financial position and prospects.

Our Company voluntarily publishes quarterly unaudited financial results for the three months ended March 31 and September 30 and key performance indicators of our Group for each fiscal quarter generally within 45 days after the end of the relevant quarter to enable its Shareholders, investors and the public to better appraise the position and business performance of our Group. Such financial information is prepared in accordance with U.S. GAAP using the accounting policies applied to our Company’s interim and annual financial statements and there is no reconciliation of such information to IFRS.

Directors’ Responsibilities on the Financial Statements

The Directors acknowledge their responsibility for the presentation of financial statements which give a true and fair view of the state of affairs of our Company and our Group and the results and cash flow for each financial period. In preparing the financial statements, the Directors have to ensure that appropriate accounting policies are adopted. The financial statements are prepared on a going concern basis.

The Board’s responsibility to present a balanced, clear and understandable assessment extends to annual and interim reports, other price-sensitive announcements and other financial disclosures required under the Listing Rules, and reports to regulators as well as to information required to be disclosed pursuant to statutory requirements.

For the year ended December 31, 2011 and as the date of this annual report there were no material uncertainties relating to events or conditions that may cast significant doubt on our Company’s ability to continue as a going concern.

Annual Report 2011 Melco Crown Entertainment Limited 85

Corporate Governance Report

Internal Control

The Board has the overall responsibility for ensuring our Company maintains sound and effective internal controls to safeguard the Shareholders’ investment and our Company’s assets at all times. To fulfill this responsibility, the Directors have conducted a review of the effectiveness of the system of internal control of our Company and our subsidiaries for the year ended December 31, 2011, which covered the material controls, including financial, operational and compliance controls and risk management functions and the adequacy of resources, qualifications and experience of staff of our Company’s accounting and financial reporting function, and their training programs and budget. This review was conducted by considering the reports and recommendation received from the audit committee, given its role in providing oversight of the internal control and risk management system.

The audit committee delivered those reports and final recommendation based on discussions held with management, the internal audit department and independent auditors and the review of work performed and reports issued by those parties in relation to the SOX 404 Compliance Program and our Group’s internal audit plan. Refer to audit committee section within this report for more information on the work performed by the audit committee and the US Corporate Governance Practices section for further details on the SOX 404 Compliance Program.

Auditor’s Remuneration

For the year ended December 31, 2011, our Company paid approximately HK$20.9 million for services provided to us by our auditor, Messrs. Deloitte Touche Tohmatsu, comprising, HK$6.2 million for audit services and HK$14.7 million for non-audit services. Non-audit services included an interim review of our Group’s consolidated financial statements and review of certain documents associated with the issuance of our RMB Bonds, the role of reporting accountants and the internal control assessment associated with our Hong Kong listing by introduction, an assurance engagement of our continuing connected transactions, agreed-upon procedures related to our preliminary annual results announcement and certain tax services.

Communication with Shareholders

Our Company has established a shareholders’ communication policy with an aim to ensure Shareholders are provided with readily, equal and timely access to information about our Company. Information will be communicated to Shareholders mainly through our Company’s financial reports (quarterly, interim and annual reports), annual general meetings (“AGM”) and other general meetings that may be convened. Our Company will put an effort to make available all the disclosures submitted to the Stock Exchange and its corporate communications and other corporate publications on the Company’s website. A dedicated “Investor Relations” section is available on our Company’s website. Information on our website is updated on a regular basis.

86 Melco Crown Entertainment Limited Annual Report 2011

Our Company regards the AGM an important event and Shareholders are encouraged to participate in AGMs or to appoint proxies to attend and vote at meetings for and on their behalf if they are unable to attend the meetings. Shareholders may direct their questions about their shareholdings to (i) the Company’s Hong Kong registrar, Computershare Hong Kong Investor Services Limited, if Shares are registered at the Company’s Hong Kong registrar; or (ii) the Company’s Cayman Islands registrar, Walkers Corporate Service Limited, if Shares are registered at the Company’s Cayman Islands registrar.

Shareholders’ Rights

Pursuant to Article 71 of the Articles of Association, the Board may, whenever they think fit, convene an extraordinary general meeting, and extraordinary general meetings shall also be convened on the written requisition of any one or more Shareholders, provided that such requisitionists held as at the date of deposit of the requisition not less than 10% of the paid up capital of our Company which carries the right of voting at general meetings of our Company. Such member shall deposit at the principal office of our Company in Hong Kong, or in the event our Company ceases to have such a principal office, the head office or the registered office of our Company specifying the objects of the meeting and signed by the requisitionists.

The last Shareholders’ meeting of our Company was an extraordinary general meeting which was held on October 6, 2011 at Board Room, 38th Floor, The Centrium, 60 Wyndham Street, Hong Kong at 10:00 a.m. (Hong Kong time) at which resolutions were duly passed in respect of major items, among others, adopting the new amended and restated memorandum, new share incentive plan, increase authorized share capital, general mandate and repurchase mandate.

US Corporate Governance Practices

As a NASDAQ-listed company, we are also subject to other ongoing reporting obligations and requirements imposed by the SEC and NASDAQ, such as compliance with the Sarbanes-Oxley Act of 2002 (“SOX Act”), Under section 404 of the SOX Act, we are required to include a management report on the effectiveness of our internal control over financial reporting in our U.S. annual reports on Form 20-F.

Our Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our Company’s management assessed the effectiveness of our Company’s internal control over financial reporting as of December 31, 2011. In making this assessment, our Company’s management used the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in “Internal Control—Integrated Framework”.

Based on this assessment, management concluded that, as of December 31, 2011, our Company’s internal control over financial reporting is effective based on this framework.

Annual Report 2011 Melco Crown Entertainment Limited 87

Corporate Governance Report

The effectiveness of our Company’s internal control over financial reporting as of December 31, 2011, has been audited by Messrs. Deloitte Touche Tohmatsu, an independent registered public accounting firm, as stated in their report which appears herein.

For and on behalf of the Board

Ho, Lawrence Yau Lung

Co-Chairman and Chief Executive Officer

Hong Kong, March 28, 2012

88 Melco Crown Entertainment Limited Annual Report 2011

Report of Independent Registered Public Accounting Firm

Deloitte

To the Shareholders and the Board of Directors of Melco Crown Entertainment Limited:

We have audited the accompanying consolidated balance sheets of Melco Crown Entertainment Limited and subsidiaries (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for the years ended December 31, 2011, 2010 and 2009. Our audits also included the related financial statements included in Schedule 1. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2011 and 2010, and the consolidated results of their operations and their cash flows for the years ended December 31, 2011, 2010 and 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such related financial statements included in Schedule 1, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 28, 2012 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Deloitte Touche Tohmatsu

Certified Public Accountants Hong Kong

March 28, 2012

Annual Report 2011 Melco Crown Entertainment Limited 89

Report of Independent Registered Public Accounting Firm

Deloitte

To the Shareholders and the Board of Directors of Melco Crown Entertainment Limited:

We have audited the internal control over financial reporting of Melco Crown Entertainment Limited and subsidiaries (the “Company”) as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financing Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and related financial statements included in Schedule 1 as of and for the year ended December 31, 2011 of the Company and our report dated March 28, 2012 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.

Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

March 28, 2012

90 Melco Crown Entertainment Limited Annual Report 2011

Consolidated Balance Sheets

(In thousands of U.S. dollars, except share and per share data)

December 31,

2011 2010

ASSETS

CURRENT ASSETS

Cash and cash equivalents $ 1,158,024 $ 441,923

Restricted cash — 167,286

Accounts receivable, net (Note 3) 306,500 259,521

Amounts due from affiliated companies (Note 20(a)) 1,846 1,528

Amount due from a shareholder (Note 20(d)) 6 —

Income tax receivable — 198

Inventories 15,258 14,990

Prepaid expenses and other current assets 23,882 15,026

Total current assets 1,505,516 900,472

PROPERTY AND EQUIPMENT, NET (Note 4) 2,655,429 2,671,895

GAMING SUBCONCESSION, NET (Note 5) 599,505 656,742

INTANGIBLE ASSETS, NET (Note 6) 4,220 4,220

GOODWILL (Note 6) 81,915 81,915

LONG-TERM PREPAYMENT, DEPOSITS AND OTHER ASSETS (Note 7) 72,858 95,629

RESTRICTED CASH (Note 11) 364,807 —

DEFERRED TAX ASSETS (Note 15) 24 25

DEFERRED FINANCING COSTS 42,738 45,387

LAND USE RIGHTS, NET (Note 8) 942,968 428,155

TOTAL $6,269,980 $4,884,440

December 31,

2011 2010

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES

Accounts payable (Note 9) $ 12,023 $ 8,880

Accrued expenses and other current liabilities (Note 10) 588,719 462,084

Income tax payable 1,240 934

Current portion of long-term debt (Note 11) — 202,997

Amounts due to affiliated companies (Note 20(b)) 1,137 673

Amounts due to shareholders (Note 20(d)) — 36

Total current liabilities 603,119 675,604

LONG-TERM DEBT (Note 11) 2,325,980 1,521,251

OTHER LONG-TERM LIABILITIES (Note 12) 27,900 6,496

DEFERRED TAX LIABILITIES (Note 15) 70,028 18,010

LOANS FROM SHAREHOLDERS (Note 20(c)) — 115,647

LAND USE RIGHTS PAYABLE (Note 19(c)) 55,301 24,241

COMMITMENTS AND CONTINGENCIES (Note 19)

Annual Report 2011 Melco Crown Entertainment Limited 91

Consolidated Balance Sheets

(In thousands of U.S. dollars, except share and per share data)

December 31,

2011 2010

SHAREHOLDERS’ EQUITY

Ordinary shares at US$0.01 par value per share (Authorized — 7,300,000,000 and 2,500,000,000 shares as of December 31, 2011 and 2010 and issued — 1,653,101,002 and 1,605,658,111 shares as of December 31, 2011 and 2010, respectively (Note 14))

$ 16,531 $ 16,056

Treasury shares, at US$0.01 par value per share (10,552,328 and 8,409,186 shares as of December 31, 2011 and 2010, respectively (Note 14))

(106) (84)

Additional paid-in capital 3,223,274 3,095,730

Accumulated other comprehensive losses (1,034) (11,345)

Accumulated losses (282,510) (577,166)

Total Melco Crown Entertainment Limited shareholders’ equity 2,956,155 2,523,191

Noncontrolling interests 231,497 —

Total equity 3,187,652 2,523,191

TOTAL $6,269,980 $4,884,440

NET CURRENT ASSETS $ 902,397 $ 224,868

TOTAL ASSETS LESS CURRENT LIABILITIES $5,666,861 $4,208,836

The accompanying notes are an integral part of the consolidated financial statements.

92 Melco Crown Entertainment Limited Annual Report 2011

Consolidated Statements of Operations

(In thousands of U.S. dollars, except share and per share data)

Year Ended December 31,

2011 2010 2009

OPERATING REVENUES

Casino $ 3,679,423 $ 2,550,542 $ 1,304,634

Rooms 103,009 83,718 41,215

Food and beverage 61,840 56,679 28,180

Entertainment, retail and others 86,167 32,679 11,877

Gross revenues 3,930,439 2,723,618 1,385,906

Less: promotional allowances (99,592) (81,642) (53,033)

Net revenues 3,830,847 2,641,976 1,332,873

OPERATING COSTS AND EXPENSES

Casino (2,698,981) (1,949,024) (1,130,302)

Rooms (18,247) (16,132) (6,357)

Food and beverage (34,194) (32,898) (16,853)

Entertainment, retail and others (58,404) (19,776) (4,004)

General and administrative (220,224) (199,830) (130,986)

Pre-opening costs (2,690) (18,648) (91,882)

Development costs (1,110) — —

Amortization of gaming subconcession (57,237) (57,237) (57,237)

Amortization of land use rights (34,401) (19,522) (18,395)

Depreciation and amortization (259,224) (236,306) (141,864)

Property charges and others (1,025) (91) (7,040)

Total operating costs and expenses (3,385,737) (2,549,464) (1,604,920)

OPERATING INCOME (LOSS) $ 445,110 $ 92,512 $ (272,047)

Year Ended December 31,

2011 2010 2009

NON-OPERATING EXPENSES

Interest income $ 4,131 $ 404 $ 498

Interest expenses, net of capitalized interest (113,806) (93,357) (31,824)

Reclassification of accumulated losses of interest rate swap agreements from accumulated other comprehensive losses (Note 12) (4,310) — —

Change in fair value of interest rate swap agreements 3,947 — —

Amortization of deferred financing costs (14,203) (14,302) (5,974)

Loan commitment fees (1,411) 3,811 (2,253)

Foreign exchange (loss) gain, net (1,771) 3,563 491

Other income, net 3,664 1,074 2,516

Listing expenses (8,950) — —

Loss on extinguishment of debt (Note 11) (25,193) — —

Costs associated with debt modification — (3,310) —

Total non-operating expenses (157,902) (102,117) (36,546)

INCOME (LOSS) BEFORE INCOME TAX 287,208 (9,605) (308,593)

INCOME TAX CREDIT (EXPENSE) (Note 15) 1,636 (920) 132

NET INCOME (LOSS) 288,844 (10,525) (308,461)

NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS 5,812 — —

NET INCOME (LOSS) ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED $ 294,656 $ (10,525) $ (308,461)

Annual Report 2011 Melco Crown Entertainment Limited 93

Consolidated Statements of Operations

(In thousands of U.S. dollars, except share and per share data)

Year Ended December 31,

2011 2010 2009

NET INCOME (LOSS) ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE:

Basic $ 0.184 $ (0.007) $ (0.210)

Diluted $ 0.182 $ (0.007) $ (0.210)

WEIGHTED AVERAGE SHARES USED IN NET INCOME (LOSS) ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE CALCULATION:

Basic 1,604,213,324 1,595,552,022 1,465,974,019

Diluted 1,616,854,682 1,595,552,022 1,465,974,019

The accompanying notes are an integral part of the consolidated financial statements.

94 Melco Crown Entertainment Limited Annual Report 2011

Consolidated Statements of Shareholders' Equity and Comprehensive Income (Loss)

(In thousands of U.S. dollars, except share and per share data)

	Melco Crown Entertainment Limited Shareholders' Equity									
	Ordinary Shares		Treasury Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Losses	Accumulated Losses	Comprehensive (Loss) Income	Noncontrolling Interests	Total Shareholders' Equity
	Shares	Amount	Shares (Note)	Amount						
BALANCE AT JANUARY 1, 2009	1,321,550,399	$ 13,216	(385,180)	$ (4)	$ 2,689,257	$ (35,685)	$ (258,180)		$ –	$ 2,408,604
Net loss for the year	–	–	–	–	–	–	(308,461)	$ (308,461)	–	(308,461)
Foreign currency translation adjustment	–	–	–	–	–	(11)	–	(11)	–	(11)
Change in fair value of interest rate swap agreements	–	–	–	–	–	6,662	–	6,662	–	6,662
Total comprehensive loss								$ (301,810)	–	(301,810)
Share-based compensation (Note 16)	–	–	–	–	11,807	–	–		–	11,807
Shares issued, net of offering expenses (Note 14)	263,155,335	2,631	–	–	380,898	–	–		–	383,529
Shares issued upon restricted shares vested (Note 14)	8,297,110	83	–	–	6,831	–	–		–	6,914
Shares issued for future vesting of restricted shares (Note 14)	2,614,706	26	(2,614,706)	(26)	–	–	–		–	–
Issuance of shares for restricted shares vested (Note 14)	–	–	2,528,319	25	(25)	–	–		–	–
BALANCE AT DECEMBER 31, 2009	1,595,617,550	15,956	(471,567)	(5)	3,088,768	(29,034)	(566,641)		–	2,509,044
Net loss for the year	–	–	–	–	–	–	(10,525)	$ (10,525)	–	(10,525)
Foreign currency translation adjustment	–	–	–	–	–	32	–	32	–	32
Change in fair value of interest rate swap agreements	–	–	–	–	–	17,657	–	17,657	–	17,657
Total comprehensive income								$ 7,164	–	7,164
Share-based compensation (Note 16)	–	–	–	–	6,045	–	–		–	6,045
Shares issued upon restricted shares vested (Note 14)	1,254,920	12	–	–	(12)	–	–		–	–
Shares issued for future vesting of restricted shares and exercise of share options (Note 14)	8,785,641	88	(8,785,641)	(88)	–	–	–		–	–
Issuance of shares for restricted shares vested (Note 14)	–	–	43,737	1	(1)	–	–		–	–
Exercise of share options (Note 14)	–	–	804,285	8	930	–	–		–	938
BALANCE AT DECEMBER 31, 2010	1,605,658,111	16,056	(8,409,186)	(84)	3,095,730	(11,345)	(577,166)		–	2,523,191

Annual Report 2011 Melco Crown Entertainment Limited 95

Consolidated Statements of Shareholders' Equity and Comprehensive Income (Loss)

(In thousands of U.S. dollars, except share and per share data)

	Melco Crown Entertainment Limited Shareholders' Equity									
	Ordinary Shares		Treasury Shares							
	Shares	Amount	Shares (Note)	Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Losses	Accumulated Losses	Comprehensive (Loss) Income	Noncontrolling Interests	Total Shareholders' Equity
Net income for the year	–	$ –	–	$ –	$ –	$ –	$ 294,656	$ 294,656	$ (5,812)	$ 288,844
Foreign currency translation adjustment	–	–	–	–	–	(149)	–	(149)	–	(149)
Change in fair value of interest rate swap agreements	–	–	–	–	–	6,111	–	6,111	–	6,111
Change in fair value of forward exchange rate contracts	–	–	–	–	–	39	–	39	–	39
Reclassification to earnings upon discontinuance of hedge accounting (Note 12)	–	–	–	–	–	4,310	–	4,310	–	4,310
Total comprehensive income (loss)								$ 304,967	(5,812)	299,155
Acquisition of subsidiaries (Note 22)	–	–	–	–	–	–	–		237,309	237,309
Share-based compensation (Note 16)	–	–	–	–	8,624	–	–		–	8,624
Shares issued upon restricted shares vested (Note 14)	310,575	3	–	–	(3)	–	–		–	–
Shares issued for future vesting of restricted shares and exercise of share options (Note 14)	6,920,386	69	(6,920,386)	(69)	–	–	–		–	–
Issuance of shares for restricted shares vested (Note 14)	–	–	941,648	9	(9)	–	–		–	–
Exercise of share options (Note 14)	–	–	3,835,596	38	3,912	–	–		–	3,950
Issuance of shares for conversion of shareholders' loans (Note 14)	40,211,930	403	–	–	115,020	–	–		–	115,423
BALANCE AT DECEMBER 31, 2011	1,653,101,002	$ 16,531	(10,552,328)	$ (106)	$ 3,223,274	$ (1,034)	$ (282,510)		$ 231,497	$ 3,187,652

Note: The treasury shares represent new shares issued by the Company and held by the depository bank to facilitate the administration and operations of the Company's share incentive plan. These shares are to be delivered to the Directors, eligible employees and consultants on the vesting of restricted shares and upon the exercise of share options.

The accompanying notes are an integral part of the consolidated financial statements.

96 Melco Crown Entertainment Limited Annual Report 2011

Consolidated Statements of Cash Flows

(In thousands of U.S. dollars)

Year Ended December 31,

2011 2010 2009

CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss) $ 288,844 $ (10,525) $ (308,461)

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:

Depreciation and amortization 350,862 313,065 217,496

Amortization of deferred financing costs 14,203 14,302 5,974

Amortization of deferred interest expense 1,142 — —

Amortization of discount on senior notes payable 723 417 —

Loss on disposal of property and equipment 426 176 640

Impairment loss recognized on property and equipment — — 3,137

Allowance for doubtful debts and direct write off 37,803 33,182 16,757

Loss on extinguishment of debt 25,193 — —

Written off deferred financing costs on modification of debt — 1,992 —

Share-based compensation 8,624 6,043 11,385

Reclassification of accumulated losses of interest rate swap agreements from accumulated other comprehensive losses 4,310 — —

Year Ended December 31,

2011 2010 2009

Change in fair value of interest rate swap agreements $ (3,947) $ — $ —

Changes in operating assets and liabilities:

Accounts receivable (69,741) (45,795) (209,025)

Amounts due from affiliated companies (318) (1,527) 649

Income tax receivable 265 — —

Inventories (268) (5,565) (6,081)

Prepaid expenses and other current assets (9,359) 1,914 (4,107)

Long-term prepayment, deposits and other assets 379 180 (1,712)

Deferred tax assets 1 (25) 28

Accounts payable 3,143 64 6,225

Accrued expenses and other current liabilities 94,182 94,190 158,332

Income tax payable 238 (34) (1,186)

Amounts due to affiliated companies 412 (689) (1,220)

Amounts due to shareholders (267) 11 25

Other long-term liabilities 777 326 321

Deferred tax liabilities (2,967) 253 (1,434)

Net cash provided by (used in) operating activities 744,660 401,955 (112,257)

CASH FLOWS FROM INVESTING ACTIVITIES

Acquisition of subsidiaries (290,058) — —

Changes in restricted cash (185,992) 69,137 (168,142)

Acquisition of property and equipment (90,268) (197,385) (937,074)

Payment for land use right (15,271) (29,802) (30,559)

Deposits for acquisition of property and equipment (3,962) (5,224) (2,712)

Payment for entertainment production costs (70) (27,116) (21,735)

Proceeds from sale of property and equipment 233 80 3,730

Refund of deposit for acquisition of land interest — — 12,853

Net cash used in investing activities $ (585,388) $ (190,310) $ (1,143,639)

Annual Report 2011 Melco Crown Entertainment Limited 97

Consolidated Statements of Cash Flows

(In thousands of U.S. dollars)

Year Ended December 31,

2011 2010 2009

CASH FLOWS FROM FINANCING ACTIVITIES

Principal payments on long-term debt $ (117,076) $ (551,402) $ —

Payment of deferred financing costs (36,135) (22,944) (870)

Proceeds from long-term debt 706,556 592,026 270,691

Proceeds from exercise of share options 4,565 — —

Proceeds from issue of share capital — — 383,529

Net cash provided by financing activities 557,910 17,680 653,350

EFFECT OF FOREIGN EXCHANGE ON CASH AND CASH EQUIVALENTS (1,081) — —

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS 716,101 229,325 (602,546)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR 441,923 212,598 815,144

CASH AND CASH EQUIVALENTS AT END OF YEAR $ 1,158,024 $ 441,923 $ 212,598

Year Ended December 31,

2011 2010 2009

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS

Cash paid for interest (net of capitalized interest) $ (111,656) $ (85,183) $ (27,978)

Cash paid for tax (net of refunds) $(827) $ (726) $ (2,457)

NON-CASH INVESTING AND FINANCING ACTIVITIES

Construction costs and property and equipment funded through accrued expenses and other current liabilities $ 14,630 $ 16,885 $ 91,648

Land use right cost funded through accrued expenses and other current liabilities $ — $ 80 $ 22,462

Costs of property and equipment funded through amounts due to affiliated companies $ 52 $ — $ 4,427

Deferred financing costs funded through accrued expenses and other current liabilities $ 778 $ 240 $ —

Provision of bonus funded through restricted shares issued and vested $ — $ — $ 6,914

Acquisition of subsidiaries funded through accrued expenses and other current liabilities and other long-term liabilities $ 48,473 $ — $ —

Settlement of shareholders’ loans through issuance of shares $ 115,442 $ — $ —

The accompanying notes are an integral part of the consolidated financial statements.

98 Melco Crown Entertainment Limited Annual Report 2011

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

1. COMPANY INFORMATION

Melco Crown Entertainment Limited (the “Company”) was incorporated in the Cayman Islands on December 17, 2004 and completed an initial public offering of its ordinary shares in the United States of America in December 2006. The Company’s American depository shares (“ADS”) are traded on the NASDAQ Global Select Market under the symbol “MPEL”. On December 7, 2011, the Company completed a dual primary listing in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”) and listed its ordinary shares on the Main Board of The Stock Exchange of Hong Kong Limited (“SEHK”) by way of introduction, under the stock code of “6883”. The addresses of the registered office and principal place of business of the Company are disclosed in the corporate information section to the annual report.

The Company together with its subsidiaries (collectively referred to as the “Group”) is a developer, owner and, through its indirect subsidiary, Melco Crown Gaming (Macau) Limited (“Melco Crown Gaming”), operator of casino gaming and entertainment resort facilities focused on the Macau Special Administrative Region of the People’s Republic of China (“Macau”) market. The Group currently owns and operates City of Dreams – an integrated resort development which opened in June 2009, Taipa Square Casino which opened in June 2008, Altira Macau (formerly known as Crown Macau) – a casino and hotel resort which opened in May 2007, and Mocha Clubs – noncasino-based operations of electronic gaming machines which have been in operation since September 2003. The Group also holds Studio City – an integrated resort comprising entertainment, retail and gaming facilities to be developed in Macau.

As of December 31, 2011 and 2010, the major shareholders of the Company are Melco International Development Limited (“Melco”), a company listed in Hong Kong, and Crown Limited (“Crown”), an Australian-listed corporation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation and Principles of Consolidation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and includes applicable disclosures required by the Rules Governing the Listing of Securities on SEHK (the “Listing Rules”) and by the Hong Kong Companies Ordinance.

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated on consolidation.

(b) Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. These estimates and judgements are based on historical information, information that is currently available to the Group and on various other assumptions that the Group believes to be reasonable under the circumstances. Accordingly, actual results could differ from those estimates.

(c) Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell the asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. The Group estimated the fair values using appropriate valuation methodologies and market information available as of the balance sheet date.

Annual Report 2011 Melco Crown Entertainment Limited 99

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.

Cash and cash equivalents are placed with financial institutions with high-credit ratings and quality.

(e) Restricted Cash

The current portion of restricted cash consists of cash deposited into bank accounts restricted for repayment of the Group’s senior secured credit facility (the “City of Dreams Project Facility”) and payment of City of Dreams project costs in accordance with the City of Dreams Project Facility. The non-current portion of restricted cash represents RMB2,300,000,000 3.75% bonds, due 2013 (the “RMB Bonds”) proceeds deposited into a bank account for securing a long-term deposit-linked loan facility (the “Deposit-Linked Loan”) as disclosed in Note 11.

(f) Accounts Receivable and Credit Risk

Financial instruments that are potentially subject the Group to concentrations of credit risk consist principally of casino receivables. The Group issues credit in the form of markers to approved casino customers following investigations of creditworthiness including its gaming promoters in Macau which receivable can be offset against commissions payable and any other value items held by the Group to the respective customer and for which the Group intends to set-off when required. As of December 31, 2011 and 2010, a substantial portion of the Group’s markers were due from customers residing in foreign countries. Business or economic conditions, the legal enforceability of gaming debts, or other significant events in foreign countries could affect the collectability of receivables from customers and gaming promoters residing in these countries.

Accounts receivable, including casino, hotel, and other receivables, are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems it is probable the receivable is uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful debts is maintained to reduce the Group’s receivables to their carrying amounts, which approximates fair value. The allowance is estimated based on specific review of customer accounts as well as management’s experience with collection trends in the casino industry and current economic and business conditions. Management believes that as of December 31, 2011 and 2010, no significant concentrations of credit risk existed for which an allowance had not already been recorded.

(g) Inventories

Inventories consist of retail merchandise, food and beverage items and certain operating supplies, which are stated at the lower of cost or market value. Cost is calculated using the first-in, first-out, average and specific identification methods. Write downs of potentially obsolete or slow-moving inventory are recorded based on management’s specific analysis of inventory.

100 Melco Crown Entertainment Limited Annual Report 2011

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(h) Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Impairment losses and gains or losses on dispositions of property and equipment are included in operating income (loss). Major additions, renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

During the construction and development stage of the Group’s casino gaming and entertainment resort facilities, direct and incremental costs related to the design and construction, including costs under the construction contracts, duties and tariffs, equipment installation, shipping costs, payroll and payroll-benefit related costs, depreciation of plant and equipment used, applicable portions of interest and amortization of deferred financing costs, are capitalized in property and equipment. The capitalization of such costs begins when the construction and development of a project starts and ceases once the construction is substantially completed or development activity is suspended for more than a brief period.

Depreciation and amortization expense related to capitalized construction costs and other property and equipment is recognized from the time each asset is placed in service. This may occur at different stages as casino gaming and entertainment resort facilities are completed and opened.

Property and equipment and other long-lived assets with a finite useful life are depreciated and amortized on a straight-line basis over the asset’s estimated useful life. Estimated useful lives are as follows:

Classification Estimated Useful Life

Buildings 7 to 25 years or over the term of the land use right agreement, whichever is shorter

Furniture, fixtures and equipment 2 to 10 years

Plant and gaming machinery 3 to 5 years

Leasehold improvements 10 years or over the lease term, whichever is shorter

Motor vehicles 5 years

Annual Report 2011 Melco Crown Entertainment Limited 101

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(i) Capitalization of Interest and Amortization of Deferred Financing Costs

Interest and amortization of deferred financing costs incurred on funds used to construct the Group’s casino gaming and entertainment resort facilities during the active construction period are capitalized. Interest subject to capitalization primarily includes interest paid or payable on loans from shareholders, the City of Dreams Project Facility, interest rate swap agreements, $600,000 10.25% senior notes, due 2018 (the “Senior Notes”), the RMB Bonds, the Deposit-Linked Loan and the City of Dreams Project Facility amended on June 30, 2011 (the “2011 Credit Facilities”). The capitalization of interest and amortization of deferred financing costs ceases once a project is substantially complete or development activity is suspended for more than a brief period. The amount to be capitalized is determined by applying the weighted-average interest rate of the Group’s outstanding borrowings to the average amount of accumulated capital expenditures for assets under construction during the year and is added to the cost of the underlying assets and amortized over their respective useful lives. Total interest expenses incurred amounted to $116,963, $105,180 and $82,310, of which $3,157, $11,823 and $50,486 were capitalized for the years ended December 31, 2011, 2010 and 2009, respectively. Additionally, amortization of deferred financing costs of nil, nil and $4,414 were capitalized for the years ended December 31, 2011, 2010 and 2009, respectively.

(j) Gaming Subconcession, Net

The gaming subconcession is capitalized based on the fair value of the gaming subconcession agreement as of the date of acquisition of Melco Crown Gaming in 2006, and amortized using the straight-line method over the term of agreement which is due to expire in June 2022.

(k) Goodwill and Intangible Assets, Net

Goodwill represents the excess of acquisition cost over the fair value of tangible and identifiable intangible net assets of any business acquired. Goodwill is not amortized, but is tested for impairment at the reporting unit level on an annual basis, and between annual tests when circumstances indicate that the carrying value of goodwill may not be recoverable. An impairment loss is recognized in an amount equal to the excess of the carrying amount over the implied fair value.

Intangible assets other than goodwill are amortized over their useful lives unless their lives are determined to be indefinite in which case they are not amortized. Intangible assets are carried at cost, less accumulated amortization. The Group’s finite-lived intangible asset consists of the gaming subconcession. Finite-lived intangible assets are amortized over the shorter of their contractual terms or estimated useful lives. The Group’s intangible assets with indefinite lives represent Mocha Clubs trademarks, which are tested for impairment on an annual basis or when circumstances indicate that the carrying value of the intangible assets may not be recoverable.

102 Melco Crown Entertainment Limited Annual Report 2011

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(l) Impairment of Long-Lived Assets (Other Than Goodwill)

The Group evaluates the recoverability of long-lived assets with finite lives whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds its fair value. During the year ended December 31, 2009, an impairment loss amounting to $282 was recognized to write off gaming equipment due to the reconfiguration of the casino at Altira Macau to meet the evolving demands of gaming patrons and target specific segments, and an impairment loss amounting to $2,855 was recognized to write off the construction in progress carried out at the Macau Peninsula site following termination of the related acquisition agreement. These impairment losses were included in “Property Charges and Others” in the consolidated statements of operations.

(m) Deferred Financing Costs

Direct and incremental costs incurred in obtaining loans or in connection with the issuance of long-term debt are capitalized and amortized over the terms of the related debt agreements using the effective interest method. Approximately $14,203, $14,302 and $10,388 were amortized during the years ended December 31, 2011, 2010 and 2009, respectively, of which a portion was capitalized as mentioned in Note 2(i).

(n) Land Use Rights, Net

Land use rights are recorded at cost less accumulated amortization. Amortization is provided over the estimated lease term of the land on a straight-line basis.

(o) Revenue Recognition and Promotional Allowances

The Group recognizes revenue at the time persuasive evidence of an arrangement exists, the service is provided or the retail goods are sold, prices are fixed or determinable and collection is reasonably assured.

Casino revenues are measured by the aggregate net difference between gaming wins and losses less accruals for the anticipated payouts of progressive slot jackpots, with liabilities recognized for funds deposited by customers before gaming play occurs and for chips in the customers’ possession.

The Group follows the accounting standards for reporting revenue gross as a principal versus net as an agent, when accounting for operations of Taipa Square Casino and Grand Hyatt Macau hotel. For the operations of Taipa Square Casino, given the Group operates the casino under a right to use agreement with the owner of the casino premises and has full responsibility for the casino operations in accordance with its gaming subconcession, it is the principal and casino revenue is therefore recognized on a gross basis. For the operations of Grand Hyatt Macau hotel, the Group is the owner of the hotel property, and the hotel manager operates the hotel under a management agreement providing management services to the Group, and the Group receives all rewards and takes substantial risks associated with the hotel business, it is the principal and the transactions of the hotel are therefore recognized on a gross basis.

Annual Report 2011 Melco Crown Entertainment Limited 103

Notes to Consolidated Financial Statements
(In thousands of U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(o) *Revenue Recognition and Promotional Allowances (continued)*

Rooms, food and beverage, entertainment, retail and other revenues are recognized when services are performed. Advance deposits on rooms and advance ticket sales are recorded as customer deposits until services are provided to the customer. Minimum operating and right to use fee, adjusted for contractual base fee and operating fee escalations, are included in entertainment, retail and other revenues and are recognized on a straight-line basis over the terms of the related agreement.

Revenues are recognized net of certain sales incentives which are required to be recorded as a reduction of revenue; consequently, the Group's casino revenues are reduced by discounts, commissions and points earned in customer loyalty programs, such as the player's club loyalty program.

The retail value of rooms, food and beverage, entertainment, retail and other services furnished to guests without charge is included in gross revenues and then deducted as promotional allowances. The estimated cost of providing such promotional allowances for the years ended December 31, 2011, 2010 and 2009 is reclassified from rooms costs, food and beverage costs, entertainment, retail and other services costs and is included in casino expenses as follows:

	Year Ended December 31, 2011	2010	2009
Rooms	$ 12,696	$ 10,395	$ 6,778
Food and beverage	28,653	27,870	17,296
Entertainment, retail and others	6,510	5,545	3,448
	$ 47,859	$ 43,810	$ 27,522

(p) *Point-loyalty Programs*

The Group operates different loyalty programs in certain of its properties to encourage repeat business from loyal slot machine customers and table games patrons. Members earn points based on gaming activity and such points can be redeemed for free play and other free goods and services. The Group accrues for loyalty program points expected to be redeemed for cash and free play as a reduction to gaming revenue and accrues for loyalty program points expected to be redeemed for free goods and services as casino expense. The accruals are based on management's estimates and assumptions regarding the redemption value, age and history with expiration of unused points resulting in a reduction of the accruals.

104 Melco Crown Entertainment Limited Annual Report 2011

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(q) Gaming Tax

The Group is subject to taxes based on gross gaming revenue in Macau. These gaming taxes are determined from an assessment of the Group’s gaming revenue and are recorded as an expense within the “Casino” line item in the consolidated statements of operations. These taxes totaled $1,948,652, $1,362,007 and $737,485 for the years ended December 31, 2011, 2010 and 2009, respectively.

(r) Pre-opening Costs

Pre-opening costs, consist primarily of marketing expenses and other expenses related to new or start-up operations and are expensed as incurred. The Group incurred pre-opening costs in connection with Studio City since its acquisition by the Group in July 2011 as disclosed in Note 22 and City of Dreams prior to its opening in June 2009, and continues to incur such costs related to the remaining portion of City of Dreams, Studio City and other one-off activities related to the marketing of new facilities and operations.

(s) Advertising Expenses

The Group expenses all advertising costs as incurred. Advertising costs incurred during development periods are included in pre-opening costs. Once a project is completed, advertising costs are mainly included in general and administrative expenses. Total advertising costs were $31,556, $45,267 and $29,018 for the years ended December 31, 2011, 2010 and 2009, respectively.

(t) Foreign Currency Transactions and Translations

All transactions in currencies other than functional currencies of the Company during the year are remeasured at the exchange rates prevailing on the respective transaction dates. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than functional currencies are remeasured at the exchange rates existing on that date. Exchange differences are recorded in the consolidated statements of operations.

The functional currencies of the Company and its major subsidiaries are the United States dollars and Hong Kong dollars or the Macau Patacas, respectively. All assets and liabilities are translated at the rates of exchange prevailing at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year. All exchange differences arising from the translation of subsidiaries’ financial statements are recorded as a component of comprehensive (loss) income.

(u) Share-based Compensation Expenses

The Group issued restricted shares and share options under its share incentive plan during the years ended December 31, 2011, 2010 and 2009.

The Group measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognizes that cost over the service period. Compensation is attributed to the periods of associated service and such expense is being recognized on a straight-line basis over the vesting period of the awards. Forfeitures are estimated at the time of grant, with such estimate updated periodically and with actual forfeitures recognized currently to the extent they differ from the estimate.

Further information on the Group’s share-based compensation arrangements is included in Note 16.

Annual Report 2011 Melco Crown Entertainment Limited 105

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(v) Income Tax

The Group is subject to income taxes in Hong Kong, Macau, the United States of America and other jurisdictions where it operates.

Deferred income taxes are recognized for all significant temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The Group’s income tax returns are subject to examination by tax authorities in the jurisdictions where it operates. The Group assesses potentially unfavorable outcomes of such examinations based on accounting standards for uncertain income taxes. These accounting standards utilize a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely, based solely on the technical merits, of being sustained on examinations.

(w) Net income (loss) attributable to the Company per share

Basic net income (loss) attributable to the Company per share is calculated by dividing the net income (loss) attributable to the Company by the weighted-average number of ordinary shares outstanding during the year.

Diluted net income (loss) attributable to the Company per share is calculated by dividing the net income (loss) attributable to the Company by the weighted-average number of ordinary shares outstanding adjusted to include the potentially dilutive effect of outstanding share-based awards.

The weighted-average number of ordinary and ordinary equivalent shares used in the calculation of basic and diluted net income (loss) attributable to the Company per share consisted of the following:

Year Ended December 31,

2011 2010 2009

Weighted-average number of ordinary shares outstanding used in the calculation of basic net income (loss) attributable to the Company per share 1,604,213,324 1,595,552,022 1,465,974,019

Incremental weighted-average number of ordinary shares from assumed exercise of restricted shares and share options using the treasury stock method

12,641,358 — —

Weighted-average number of ordinary shares outstanding used in the calculation of diluted net income (loss) attributable to the Company per share

1,616,854,682

1,595,552,022

1,465,974,019

106 Melco Crown Entertainment Limited Annual Report 2011

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(w) Net income (loss) attributable to the Company per share (continued)

During the year ended December 31, 2011, 5,547,036 outstanding share options as at December 31, 2011 were excluded from the computation of diluted net income attributable to the Company per share as their effect would have been anti-dilutive. During the years ended December 31, 2010 and 2009, the Company had securities which would potentially dilute basic net loss attributable to the Company per share in the future, but which were excluded from the computation of diluted net loss attributable to the Company per share as their effect would have been anti-dilutive. Such outstanding securities consist of restricted shares and share options which result in an incremental weighted-average number of 9,377,509 and 13,931,088 ordinary shares from the assumed conversion/exercise of these restricted shares and share options using the treasury stock method for the years ended December 31, 2010 and 2009, respectively.

(x) Accounting for Derivative Instruments and Hedging Activities

The Group uses derivative financial instruments such as floating-for-fixed interest rate swap agreements and forward exchange rate contracts to manage its risks associated with interest rate fluctuations in accordance with lenders’ requirements under the City of Dreams Project Facility and exchange rate fluctuations for the interest payment of the RMB Bonds. The Group accounts for derivative financial instruments in accordance with applicable accounting standards. All derivative instruments are recognized in the consolidated financial statements at fair value at the balance sheet date. Any changes in fair value are recorded in the consolidated statement of operations or in accumulated other comprehensive losses, depending on whether the derivative is designated and qualifies for hedge accounting, the type of hedge transaction and the effectiveness of the hedge. The estimated fair values of interest rate swap agreements and forward exchange rate contracts are based on a standard valuation model that projects future cash flows and discounts those future cash flows to a present value using market-based observable inputs such as interest rate yields and market forward exchange rates.

Further information on the Group’s outstanding financial instruments arrangements on forward exchange rate contracts and interest rate swap agreements as of December 31, 2011 and 2010 are included in Note 11 and Note 12, respectively.

(y) Accumulated Other Comprehensive Losses

Accumulated other comprehensive losses represent foreign currency translation adjustment and changes in the fair value of the forward exchange rate contracts and interest rate swap agreements. On June 30, 2011, the Group amended the City of Dreams Project Facility and the accumulated losses of interest rate swap agreements were reclassified to earnings as the interest rate swap agreements no longer qualified for hedge accounting immediately after the amendment of the City of Dreams Project Facility. Further information on the amendment of the City of Dreams Project Facility is included in Note 11.

Annual Report 2011 Melco Crown Entertainment Limited 107

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(y) Accumulated Other Comprehensive Losses (continued)

As of December 31, 2011 and 2010, the Group’s accumulated other comprehensive losses consisted of the following:

December 31,

2011 2010

Foreign currency translation adjustment $ (1,073) $ (924)

Change in the fair value of the forward exchange rate contracts 39 —

Change in the fair value of interest rate swap agreements — (10,421)

$ (1,034) $ (11,345)

(z) Recent Changes in Accounting Standards

In May 2011, the Financial Accounting Standards Board (“FASB”) issued guidance regarding fair value measurement amendments to align the principles for fair value measurements and the related disclosure requirements under U.S. GAAP and International Financial Reporting Standards (“IFRS”). The FASB also clarified existing fair value measurement and disclosure requirements, and expanded disclosure requirements for fair value measurements. The guidance is effective on a prospective basis for the Group on January 1, 2012 and is not expected to have a material impact on the Group’s financial position, results of operations and cash flows.

In June 2011, the FASB issued an accounting standard update to revise the manner in which entities present comprehensive income in their financial statements. This guidance amends existing presentation and disclosure requirements concerning comprehensive income, most significantly by requiring that comprehensive income be presented with net income in a continuous statement, or in a separate but consecutive statement. Furthermore, the accounting standards update prohibits an entity from presenting other comprehensive income and losses in a statement of changes in equity. In December 2011, the FASB issued an accounting standards update to defer the requirement that was originally included in the June 2011 accounting standard update for an entity to present reclassifications between other comprehensive income or loss and net income or loss. This accounting standards update (as modified) is effective on a retrospective basis for the Group on January 1, 2012, and will result in changes to the presentation of comprehensive net income in the Group’s consolidated financial statements, but will have no effect on the Group’s financial position, results of operations and cash flows.

In September 2011, the FASB issued amended accounting guidance related to goodwill impairment testing. The amended guidance permits an entity to first assess qualitative factors before calculating the fair value of a reporting unit in the annual two-step quantitative goodwill impairment test required under current accounting standards. If it is determined that it is more likely than not that the fair value of a reporting unit is not less than its carrying value, further testing is not needed. The amended guidance is effective for the Group on January 1, 2012 and is not expected to have a material impact on the Group’s financial position, results of operations and cash flows.

108 Melco Crown Entertainment Limited Annual Report 2011

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(z) Recent Changes in Accounting Standards (continued)

In December 2011, the FASB issued an accounting standard update related to disclosures about offsetting assets and liabilities. The amendments require that a company disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its financial position. The amendments enhance current disclosures by requiring improved information about financial instruments and derivative instruments that are either (i) offset in accordance with current accounting guidance or (ii) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with current accounting guidance. We do not expect the provisions of this guidance, which are effective a retrospective basis for the Group on January 1, 2013, to have a material impact on the Group’s financial position, results of operations and cash flows, as its requirements are disclosure-only in nature.

3. ACCOUNTS RECEIVABLE, NET

Components of accounts receivable, net are as follows:

December 31,

2011 2010

Casino $ 385,898 $ 293,976

Hotel 3,691 4,438

Other 3,686 2,597

Sub-total $ 393,275 $ 301,011

Less: allowance for doubtful debts (86,775) (41,490)

$ 306,500 $ 259,521

During the years ended December 31, 2011, 2010 and 2009, the Group has provided allowance for doubtful debts of $36,871, $32,241 and $16,114 and has written off accounts receivable of $932, $941 and $643, respectively.

Movement of allowance for doubtful debts are as follows:

Year Ended December 31,

2011 2010 2009

At beginning of year $ 41,490 $ 24,227 $ 8,113

Additional allowance 36,871 32,241 16,114

Reclassified from (to) long-term receivables, net 8,414 (14,978) —

At end of year $ 86,775 $ 41,490 $ 24,227

Annual Report 2011 Melco Crown Entertainment Limited 109

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

3. ACCOUNTS RECEIVABLE, NET (continued)

The Group grants unsecured credit lines to gaming promoters based on pre-approved credit limits. The Group typically issues markers to gaming promoters with a credit period of 30 days. There are some gaming promoters for whom credit is granted on a revolving basis based on the Group's monthly credit risk assessment of such gaming promoters. Credit lines granted to all gaming promoters are subject to monthly review and settlement procedures. For other approved casino customers, the Group typically allows a credit period of 14 days to 28 days on issuance of markers following investigations of creditworthiness. An extended repayment term of typically 90 days may be offered to casino customers with large gaming losses and established credit history. The following is an analysis of accounts receivable by age presented based on payment due date, net of allowance:

	December 31, 2011	December 31, 2010
Current	$ 220,141	$ 156,615
1–30 days	41,571	32,305
31–60 days	3,344	8,783
61–90 days	2,573	11,981
Over 90 days	38,871	49,837
	$ 306,500	$ 259,521

4. PROPERTY AND EQUIPMENT, NET

	December 31, 2011	December 31, 2010
Cost		
Buildings	$ 2,439,117	$ 2,439,425
Furniture, fixtures and equipment	403,577	381,231
Plant and gaming machinery	147,084	131,104
Leasehold improvements	179,089	147,530
Motor vehicles	4,273	4,309
Sub-total	$ 3,173,140	$ 3,103,599
Less: accumulated depreciation	(730,313)	(481,040)
Sub-total	$ 2,442,827	$ 2,622,559
Construction in progress	212,602	49,336
Property and equipment, net	$ 2,655,429	$ 2,671,895

As of December 31, 2011 and 2010, construction in progress in relation to City of Dreams included interest paid or payable on loans from shareholders, the City of Dreams Project Facility and interest rate swap agreements, amortization of deferred financing costs and other direct incidental costs capitalized (representing insurance, salaries and wages and certain other professional charges incurred) which amounted to $7,551 and $7,820, respectively.

As of December 31, 2011, construction in progress in relation to Studio City included interest paid or payable on the RMB Bonds and other direct incidental costs capitalized (representing insurance, salaries and wages and certain other professional charges incurred) which amounted to $15,628.

During the years ended December 31, 2011, 2010 and 2009, additions to property and equipment amounted to $236,555, $119,660 and $828,736, respectively and disposals of property and equipment at carrying amount were $655, $207 and $5,279, respectively.

110 Melco Crown Entertainment Limited **Annual Report 2011**

5. GAMING SUBCONCESSION, NET

December 31,

2011 2010

Deemed cost $ 900,000 $ 900,000

Less: accumulated amortization (300,495) (243,258)

Gaming subconcession, net $ 599,505 $ 656,742

The deemed cost was determined based on the estimated fair value of the gaming subconcession contributed by a shareholder of the Company in 2006. The gaming subconcession is amortized on a straight-line basis over the term of the gaming subconcession agreement which expires in June 2022. The Group expects that amortization of the gaming subconcession will be approximately $57,237 each year from 2012 through 2021, and approximately $27,135 in 2022.

6. GOODWILL AND INTANGIBLE ASSETS, NET

Goodwill relating to Mocha Clubs and other intangible assets with indefinite useful lives, representing trademarks of Mocha Clubs, are not amortized. Goodwill and intangible assets arose from the acquisition of Mocha Slot Group Limited and its subsidiaries by the Group in 2006.

To assess potential impairment of goodwill, the Group performs an assessment of the carrying value of the reporting units at least on an annual basis or when events occur or circumstances change that would more likely than not reduce the estimated fair value of those reporting units below their carrying value. If the carrying value of a reporting unit exceeds its fair value, the Group would perform the second step in its assessment process and record an impairment loss to earnings to the extent the carrying amount of the reporting unit’s goodwill exceeds its implied fair value. The Group estimates the fair value of those reporting units through internal analysis and external valuations, which utilize income and market valuation approaches through the application of capitalized earnings, discounted cash flow and market comparable methods. These valuation techniques are based on a number of estimates and assumptions, including the projected future operating results of the reporting unit, discount rates, long-term growth rates and market comparable.

Trademarks of Mocha Clubs are tested for impairment at least annually or when events occur or circumstances change that would more likely than not reduce the estimated fair value of trademarks below its carrying value using the relief-from-royalty method. Under this method, the Group estimates the fair value of the trademarks through internal and external valuations, mainly based on the incremental after-tax cash flow representing the royalties that the Group is relieved from paying given it is the owner of the trademarks. These valuation techniques are based on a number of estimates and assumptions, including the projected future revenues of the trademarks calculated using an appropriate royalty rate, discount rate and long-term growth rates.

The Group has performed annual tests for impairment of goodwill and trademarks in accordance with the accounting standards regarding goodwill and other intangible assets. No impairment loss has been recognised during the years ended December 31, 2011, 2010 and 2009.

Annual Report 2011 Melco Crown Entertainment Limited 111

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

7. LONG-TERM PREPAYMENT, DEPOSITS AND OTHER ASSETS

Long-term prepayment, deposits and other assets consisted of the following:

December 31,

2011 2010

Entertainment production costs $ 68,553 $ 68,483

Less: accumulated amortization (9,141) (2,283)

Entertainment production costs, net $ 59,412 $ 66,200

Deposit and other 11,143 12,085

Long-term receivables, net 2,303 17,344

Long-term prepayment, deposits and other assets $ 72,858 $ 95,629

Entertainment production costs represent the amount incurred and capitalized for the entertainment show in City of Dreams, which commenced performance in September 2010. The Group expects that amortization of entertainment production costs will be approximately $6,855 each year from 2012 through 2019, and approximately $4,572 in 2020.

Long-term receivables, net, represent casino receivables from casino customers where settlement is not expected within the next year. Aging of such balances are all over 90 days and include allowance for doubtful debts of $6,564 and $14,978 as of December 31, 2011 and 2010, respectively. During the year ended December 31, 2011, long-term receivables, net, amounting to $17,344 including corresponding allowance for doubtful debts of $9,697 were reclassified to current; and current accounts receivable, net amounting to $2,303 including corresponding allowance for doubtful debts of $1,283 were reclassified to non-current. Reclassifications to current accounts receivable, net, are made when conditions support that it is probable for settlement of such balances to occur within one year.

8. LAND USE RIGHTS, NET

December 31,

2011 2010

Altira Macau — Medium-term lease (“Taipa Land”) $ 141,543 $ 141,543

City of Dreams — Medium-term lease (“Cotai Land”) 376,122 376,122

Studio City — Medium-term lease (“Studio City Land”) 549,079 —

1,066,744 517,665

Less: accumulated amortization (123,776) (89,510)

Land use rights, net $ 942,968 $ 428,155

Land use rights are recorded at cost less accumulated amortization. Amortization is provided over the estimated lease term of the land on a straight-line basis. The expiry dates of the leases of the land use rights of Altira Macau, City of Dreams and Studio City are March 2031, August 2033 and October 2026, respectively. The land use right of Studio City was acquired upon acquisition of assets and liabilities as disclosed in Note 22.

In November 2009, Melco Crown (COD) Developments Limited (“Melco Crown (COD) Developments”), an indirect subsidiary of the Company, and Melco Crown Gaming accepted in principle the initial terms for the revision of the land lease agreement from the Macau Government and recognized additional land premium of $32,118 payable to the Macau Government for the increased developable gross floor area of Cotai Land in Macau, where the City of Dreams site is located. In March 2010, Melco Crown (COD) Developments and Melco Crown Gaming accepted the final terms for the revision of the land lease agreement and fully paid the additional premium to the Macau Government. The land grant amendment process was completed on September 15, 2010.

112 Melco Crown Entertainment Limited Annual Report 2011

9. ACCOUNTS PAYABLE

The following is an aged analysis of accounts payable presented based on payment due date:

December 31,

2011 2010

Within 30 days $ 9,551 $ 8,431

31-60 days 755 319

61-90 days 1,196 37

Over 90 days 521 93

$ 12,023 $ 8,880

10. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

December 31,

2011 2010

Construction costs payable $ 13,316 $ 14,218

Customer deposits and ticket sales 42,832 50,143

Gaming tax accruals 169,576 137,299

Interest expenses payable 12,180 11,635

Interest rate swap liabilities 363 8,143

Land use right payable 15,960 15,191

Operating expense and other accruals 100,161 79,232

Other gaming related accruals 19,643 15,065

Outstanding gaming chips and tokens 187,978 131,158

Payables for acquisition of assets and liabilities (Note 22) 26,710 —

$ 588,719 $ 462,084

11. LONG-TERM DEBT

Long-term debt consisted of the following:

December 31,

2011 2010

City of Dreams Project Facility $ — $ 1,131,805

2011 Credit Facilities 1,014,729 —

Senior Notes (1) 593,166 592,443

RMB Bonds 364,807 —

Deposit-Linked Loan 353,278 —

$ 2,325,980 $ 1,724,248

Current portion of long-term debt — (202,997)

$ 2,325,980 $ 1,521,251

Annual Report 2011 Melco Crown Entertainment Limited 113

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

11. LONG-TERM DEBT (continued)

City of Dreams Project Facility

On September 5, 2007, Melco Crown Gaming (the “Borrower”) entered into the City of Dreams Project Facility with certain lenders in the aggregate amount of $1,750,000 to fund the City of Dreams project. The City of Dreams Project Facility consisted of a $1,500,000 term loan facility (the “Term Loan Facility”) and a $250,000 revolving credit facility (the “Revolving Credit Facility”). The Term Loan Facility would have matured on September 5, 2014 and was subject to quarterly amortization payments (the “Scheduled Amortization Payments”) commencing on December 5, 2010. The Revolving Credit Facility would have matured on September 5, 2012 or, if earlier, the date of repayment, prepayment or cancellation in full of the Term Loan Facility, and had no interim amortization payments. In addition to the Scheduled Amortization Payments, the Borrower was also subject to quarterly mandatory prepayments (the “Mandatory Prepayments”) in respect of the following amounts within certain subsidiaries of the Borrower (together with the Borrower collectively referred to as the “Borrowing Group”) including but not limited to: (i) 50% of the net proceeds of any permitted equity issuance of any member of the Borrowing Group; (ii) the net proceeds of any asset sales; (iii) net termination proceeds paid under the Borrower’s subconcession and certain contracts or agreements; (iv) certain net proceeds or liquidated damages paid; (v) insurance proceeds net of expenses to obtain such proceeds; and (vi) excess cash as defined under a leverage test.

Drawdowns on the Term Loan Facility were subject to satisfaction of conditions precedent specified in the City of Dreams Project Facility agreement, including registration of the land concession and execution of construction contracts, compliance with affirmative, negative and financial covenants and the provision of certificates from technical consultants. The Revolving Credit Facility was to be made available on a fully revolving basis from the date upon which the Term Loan Facility had been fully drawn, to the date that was one month prior to the Revolving Credit Facility’s final maturity date.

The indebtedness under the City of Dreams Project Facility was guaranteed by the Borrowing Group. Security for the City of Dreams Project Facility included: a first-priority mortgage over all land where Altira Macau and City of Dreams are located which are held by subsidiaries of the Company (such mortgages also cover all present and any future buildings on, and fixtures to, the relevant land); an assignment of any land use rights under land concession agreements, leases or equivalent; charges over the bank accounts in respect of the Borrowing Group, subject to certain exceptions; assignment of the rights under certain insurance policies; first priority security over the chattels, receivables and other assets of the Borrowing Group which are not subject to any security under any other security documentation; first priority charges over the issued share capital of the Borrowing Group and equipment and tools used in the gaming business by the Borrowing Group; as well as other customary security.

The City of Dreams Project Facility agreement contained certain affirmative and negative covenants customary for such financings, including, but not limited to, limitations on incurring additional liens, incurring additional indebtedness (including guarantees), making certain investments, paying dividends and other restricted payments, creating any subsidiaries and selling assets.

114 Melco Crown Entertainment Limited Annual Report 2011

11. LONG-TERM DEBT (continued)

City of Dreams Project Facility (continued)

The City of Dreams Project Facility also required the Borrowing Group to comply with certain financial covenants, including, but not limited to:

• a consolidated leverage ratio, which cannot exceed 4.50 to 1.00 for the reporting periods ending December 31, 2010, March 31, 2011 and June 30, 2011, cannot exceed 4.00 to 1.00 for the reporting periods ending September 30, 2011, December 31, 2011 and March 31, 2012, and cannot exceed 3.75 to 1.00 for the reporting periods ending June 30, 2012 onwards;

• a consolidated interest cover ratio, which must be greater than or equal to 2.50 to 1.00 for the reporting periods ending December 31, 2010 and March 31, 2011, and must be greater than or equal to 3.00 to 1.00 for the reporting periods ending June 30, 2011 onwards; and

• a consolidated cash cover ratio, which must be greater than or equal to 1.05 to 1.00 for the reporting periods ending December 31, 2010 onwards.

In addition, there were provisions that limited or prohibited payments of certain dividends and other distributions by the Borrowing Group to the Company. As of December 31, 2010, the net assets of the Borrowing Group of approximately $1,553,000 was restricted from being distributed under the terms of the City of Dreams Project Facility.

In May 2010, the Borrower entered into an amendment agreement to the City of Dreams Project Facility (the “Amendment Agreement”). The Amendment Agreement, among other things, (i) amended the date of the first covenant test date to December 31, 2010; (ii) provided additional flexibility to the financial covenants; (iii) removed the obligation but retained the right to enter into any new interest rate or foreign currency swaps or other hedging arrangements; and (iv) restricted the use of the net proceeds received from the issuance of the Senior Notes of approximately $577,066 to repayment of certain amounts outstanding under the City of Dreams Project Facility, including prepaying the Term Loan Facility in an amount of $293,714 and the Revolving Credit Facility in an amount of $150,352, with the remaining net proceeds in an amount of $133,000 deposited in a bank account that was restricted for use to pay future Scheduled Amortization Payments commencing December 2010 as well as providing for a permanent reduction of the Revolving Credit Facility of $100,000.

Borrowings under the City of Dreams Project Facility bore interest at the London Interbank Offered Rate (“LIBOR”) or Hong Kong Interbank Offered Rate (“HIBOR”) plus a margin of 2.75% per annum until substantial completion of the City of Dreams project, at which time the interest rate was reduced to LIBOR or HIBOR plus a margin of 2.50% per annum. The City of Dreams Project Facility also provided for further reductions in the margin if the Borrowing Group satisfied certain prescribed leverage ratio tests upon completion of the City of Dreams project.

A total of $250,000 short-term deposits were placed by the Borrower in May and September 2009 to replace the $250,000 letters of credit previously provided to support the contingent equity commitment by the major shareholders of the Company, Melco and Crown, which were to be released upon the final completion for the City of Dreams project (or earlier subject to lender determination that the full amount was not required to meet remaining costs) and compliance with other release conditions under the City of Dreams Project Facility.

Annual Report 2011 Melco Crown Entertainment Limited 115

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

11. LONG-TERM DEBT (continued)

City of Dreams Project Facility (continued)

The Borrower had no draw down on the Term Loan Facility and Revolving Credit Facility during the year ended December 31, 2010. During the year ended December 31, 2009, the Borrower drew down a total of $70,951, which included $12,685 and HK$453,312,004 (equivalent to $58,266) on the Term Loan Facility and a total of $199,740, which included $32,469 and HK$1,301,364,572 (equivalent to $167,271), on the Revolving Credit Facility, respectively.

The Borrower was obligated to pay a commitment fee quarterly in arrears on the undrawn amount of the City of Dreams Project Facility throughout the availability period. Loan commitment fees on the City of Dreams Project Facility amounting to $461 and $2,253 were recognized during the years ended December 31, 2011 and 2009, respectively. During the year ended December 31, 2010, the Borrower recognized a loan commitment fee with credit amount of $3,811, which include a commitment fee of $814 and a reversal of accrual not required of $4,625.

As of December 31, 2010, total outstanding borrowings relating to the City of Dreams Project Facility was $1,131,805. Management believes the Group was in compliance with all covenants of the City of Dreams Project Facility as of December 31, 2010.

In addition to the prepayment of the Term Loan Facility and Revolving Credit Facility in May 2010 in accordance with the Amendment Agreement as described above, during the years ended December 31, 2011 and 2010, the Borrower further repaid $89,158 and $35,693 and prepaid $20,896 and $71,643 of the Term Loan Facility, according to the Scheduled Amortization Payments and the Mandatory Prepayments, respectively. During the year ended December 31, 2011, the Borrower also made voluntary repayments of $7,022 before the amendment to the City of Dreams Project Facility as described below.

2011 Credit Facilities

On June 30, 2011, the City of Dreams Project Facility was further amended pursuant to an amendment agreement entered into among the Borrower and certain lenders under the City of Dreams Project Facility on June 22, 2011. The 2011 Credit Facilities, among other things: (i) reduce the Term Loan Facility to HK$6,241,440,000 (equivalent to $802,241) (the “2011 Term Loan Facility”) and increase the Revolving Credit Facility to HK$3,120,720,000 (equivalent to $401,121) (the “2011 Revolving Credit Facility”), of which both are denominated in Hong Kong Dollars; (ii) introduce new lenders and remove certain lenders originally under the City of Dreams Project Facility; (iii) extend the repayment maturity date; (iv) reduce and remove certain restrictions imposed by the covenants in the City of Dreams Project Facility; and (v) remove MPEL (Delaware) LLC, a wholly owned subsidiary of the Borrower, from the Borrowing Group (the “2011 Borrowing Group”).

116 Melco Crown Entertainment Limited Annual Report 2011

11. LONG-TERM DEBT (continued)

2011 Credit Facilities (continued)

The final maturity date of the 2011 Credit Facilities is June 30, 2016. The 2011 Term Loan Facility will be repaid in quarterly instalments according to an amortization schedule commencing on September 30, 2013. Each loan made under the 2011 Revolving Credit Facility will be repaid in full on the last day of an agreed upon interest period in respect of the loan, generally ranging from one to six months, or rolling over subject to compliance with certain covenants and satisfaction of conditions precedent. The Borrower may make voluntary prepayments in respect of the 2011 Credit Facilities in a minimum amount of HK$160,000,000 (equivalent to $20,566), plus the amount of any applicable break costs. The Borrower is also subject to mandatory prepayment requirements in respect of various amounts within the 2011 Borrowing Group, including but not limited to: (i) the net proceeds received by any member of the 2011 Borrowing Group in respect of the compulsory transfer, seizure or acquisition by any governmental authority of the assets of any member of the 2011 Borrowing Group (subject to certain exceptions); (ii) the net proceeds of any asset sale, subject to reinvestment rights and certain exceptions, which are in excess of $15,000; (iii) net termination, claim or settlement proceeds paid under the Borrower’s subconcession or the 2011 Borrowing Group’s land concessions, subject to certain exceptions; (iv) insurance proceeds net of expenses to obtain such proceeds under the property insurances relating to the total loss of all or substantially all of the Altira Macau gaming business; and (v) other insurance proceeds net of expenses to obtain such proceeds under any property insurances, subject to reinvestment rights and certain exceptions, which are in excess of $15,000.

The indebtedness under the 2011 Credit Facilities is guaranteed by the 2011 Borrowing Group. Security for the 2011 Credit Facilities remains the same as under the City of Dreams Project Facility (although the terms of the associated security documents have been amended for consistency with the 2011 Credit Facilities) except for securities related to MPEL (Delaware) LLC, which have been released.

The 2011 Credit Facilities also contain affirmative and negative covenants customary for financings of this type, with an additional covenant that the 2011 Borrowing Group must not enter into any contracts for the construction or financing of an additional hotel tower in connection with the development of City of Dreams except in accordance with plans approved by the lenders in accordance with the terms of the 2011 Credit Facilities. The 2011 Credit Facilities remove the financial covenants under the City of Dreams Project Facility, and replace them with, without limitation:

• a leverage ratio, which cannot exceed 3.00 to 1.00 for the reporting periods ending September 30, 2011, December 31, 2011, March 31, 2012, June 30, 2012, September 30, 2012, December 31, 2012, March 31, 2013 and June 30, 2013 and cannot exceed 2.50 to 1.00 for the reporting periods ending September 30, 2013 onwards;

• total leverage ratio, which cannot exceed 4.50 to 1.00 for the reporting periods ending September 30, 2011, December 31, 2011, March 31, 2012, June 30, 2012, September 30, 2012, December 31, 2012, March 31, 2013 and June 30, 2013 and cannot exceed 4.00 to 1.00 for the reporting periods ending September 30, 2013 onwards; and

• interest cover ratio, which must be greater than or equal to 4.00 to 1.00 for the reporting periods ending September 30, 2011 onwards.

Annual Report 2011 Melco Crown Entertainment Limited 117

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

11. LONG-TERM DEBT (continued)

2011 Credit Facilities (continued)

There are provisions that limit or prohibit certain payments of dividends and other distributions by the 2011 Borrowing Group to the Company or persons who are not members of the 2011 Borrowing Group (described in further detail below under “Distribution of Profits”). As of December 31, 2011, the net assets of the 2011 Borrowing Group of approximately $1,896,000 was restricted from being distributed under the terms of the 2011 Credit Facilities.

Borrowings under the 2011 Credit Facilities bear interest at HIBOR plus a margin ranging from 1.75% to 2.75% per annum as adjusted in accordance with the leverage ratio in respect of the 2011 Borrowing Group. The Borrower may select an interest period for borrowings under the 2011 Credit Facilities of one, two, three or six months or any other agreed period. The Borrower is obligated to pay a commitment fee quarterly in arrears from June 30, 2011 on the undrawn amount of the 2011 Revolving Credit Facility throughout the availability period. Loan commitment fee on the 2011 Credit Facilities amounting to $950 was recognized during the year ended December 31, 2011.

The Group accounted for the amendment of the City of Dreams Project Facility as an extinguishment of debt because the applicable future cash flows under the 2011 Credit Facilities are more than 10% different from the applicable future cash flows under the City of Dreams Project Facility as of the amendment date, June 30, 2011. The Group wrote off the unamortized deferred financing costs of $25,193 upon the extinguishment of the City of Dreams Project Facility as loss on extinguishment of debt in the consolidated statements of operations for the year ended December 31, 2011 and the 2011 Credit Facilities was recognized at fair value upon the extinguishment. In addition, the Group capitalized the third party fee and related issuance costs in relation to the 2011 Credit Facilities of $29,328 as deferred financing costs.

As of December 31, 2011, the 2011 Term Loan Facility has been fully drawn down and HK$1,653,154,570 (equivalent to $212,488) under the 2011 Revolving Credit Facility has also been drawn down, resulting in total outstanding borrowings relating to the 2011 Credit Facilities of HK$7,894,594,570 (equivalent to $1,014,729). Management believes the Group was in compliance with all covenants of the 2011 Credit Facilities as of December 31, 2011. As of December 31, 2011, HK$1,467,565,430 (equivalent to $188,633) of the 2011 Revolving Credit Facility remains available for future draw down.

118 Melco Crown Entertainment Limited Annual Report 2011

11. LONG-TERM DEBT (continued)

Senior Notes

On May 17, 2010, MCE Finance Limited (“MCE Finance”) (formerly known as MPEL Holdings Limited) issued and listed the Senior Notes on the Official List of Singapore Exchange Securities Trading Limited (“SGX-ST”). The purchase price paid by the initial purchasers was 98.671% of the principal amount. The Senior Notes are general obligations of MCE Finance, rank equally in right of payment to all existing and future senior indebtedness of MCE Finance and rank senior in right of payment to any existing and future subordinated indebtedness of MCE Finance. The Senior Notes are effectively subordinated to all of MCE Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt. The Company and MPEL International Limited (together, the “Senior Guarantors”), fully and unconditionally and jointly and severally guaranteed the Senior Notes on a senior secured basis. Certain other indirect subsidiaries of MCE Finance, including Melco Crown Gaming (together with the Senior Guarantors, the “Guarantors”), fully and unconditionally and jointly and severally guaranteed the Senior Notes on a senior subordinated secured basis. Upon entering of the 2011 Credit Facilities, the guarantees provided under the Senior Notes were amended with the principal effect being that claims of noteholders under the Senior Notes against subsidiaries of MCE Finance that are obligors under the 2011 Credit Facilities will rank equally in right of payment with claims of lenders under the 2011 Credit Facilities. The Senior Notes mature on May 15, 2018. Interest on the Senior Notes is accrued at a rate of 10.25% per annum and is payable semi-annually in arrears on May 15 and November 15 of each year, commencing on November 15, 2010.

The net proceeds from the offering after deducting the original issue discount of approximately $7,974 and underwriting commissions and other expenses of approximately $14,960 was approximately $577,066. The Group used the net proceeds from the offering to reduce the indebtedness under the City of Dreams Project Facility by approximately $444,066 and deposited the remaining $133,000 in a bank account that was restricted for use to pay future City of Dreams Project Facility Scheduled Amortization Payments commencing December 2010. The restriction was released upon the amendment of the City of Dreams Project Facility on June 30, 2011 as described above. The Senior Notes have been reflected net of discount under long-term debt in the consolidated balance sheets.

At any time after May 15, 2014, 2015 and 2016 and thereafter, MCE Finance may redeem some or all of the Senior Notes at the redemption prices of 105.125%, 102.563% and 100.000%, respectively, plus accrued and unpaid interest, additional amounts and liquidated damages, if any, to the redemption date.

Prior to May 15, 2014, MCE Finance may redeem all or part of the Senior Notes at the redemption price set forth in the related prospectus plus the applicable “make-whole” premium described in the related prospectus plus accrued and unpaid interest, additional amounts and liquidated damages, if any, to the redemption date.

Annual Report 2011 Melco Crown Entertainment Limited 119

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

11. LONG-TERM DEBT (continued)

Senior Notes (continued)

Prior to May 15, 2013, MCE Finance may redeem up to 35% of the principal amount of the Senior Notes with the net cash proceeds from one or more certain equity offerings at the redemption price of 110.25% of the principal amount of the Senior Notes, plus accrued and unpaid interest, additional amounts and liquidated damages, if any, to the redemption date. In addition, subject to certain exceptions and as more fully described in the related prospectus, MCE Finance may redeem the Senior Notes in whole, but not in part, at a price equal to 100% of their principal amount plus accrued interest and unpaid interest, additional amounts and liquidated damages, if any, to the date fixed by MCE Finance for redemption, if MCE Finance or any Guarantor would become obligated to pay certain additional amounts as a result of certain changes in withholding tax laws or certain other circumstances. MCE Finance may also redeem the Senior Notes if the gaming authority of any jurisdiction in which the Company, MCE Finance or any of their respective subsidiaries conducts or proposes to conduct gaming requires holders or beneficial owners of the Senior Notes to be licensed, qualified or found suitable under applicable gaming laws and such holder or beneficial owner, as the case may be, fails to apply or becomes licensed or qualified within the required period or is found unsuitable.

The indenture governing the Senior Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of MCE Finance and its restricted subsidiaries’ ability to, among other things: (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or sell capital stock; (iv) sell assets; (v) create liens; (vi) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (vii) enter into transactions with shareholders or affiliates; and (viii) effect a consolidation or merger. As of December 31, 2011, MCE Finance was in compliance with each of the financial restrictions and requirements.

MCE Finance has entered into a registration rights agreement whereby MCE Finance has registered the notes to be issued in an exchange offer for the Senior Notes with the U.S. Securities and Exchange Commission in August 2010 and with further amendments filed in October and November 2010 in connection with the exchange offer, which registration statement was effective on November 12, 2010.

The Group capitalized the underwriting fee and related issuance costs in relation to the Senior Notes of $14,585 as deferred financing costs.

RMB Bonds

On May 9, 2011, the Company issued and listed the RMB Bonds of RMB2,300,000,000 (equivalent to $353,278 based on exchange rate on transaction date) on SGX-ST. The RMB Bonds were priced at par. The RMB Bonds are direct, general, unconditional, unsubordinated and unsecured obligations of the Company, which will at all times rank equally without any preference or priority among themselves and at least equally with all of the Company’s other present and future unsecured and unsubordinated obligations, save for such obligations as may be preferred by provisions of law that are both mandatory and of general application. The RMB Bonds mature on May 9, 2013 and the interest on the RMB Bonds is accrued at a rate of 3.75% per annum and is payable semi-annually in arrears on May 9 and November 9 of each year, commencing on November 9, 2011.

120 Melco Crown Entertainment Limited Annual Report 2011

11. LONG-TERM DEBT (continued)

RMB Bonds (continued)

At any time after May 9, 2012, the Company may redeem in whole, but not in part, the RMB Bonds at the principal amount, together with accrued interest. The Company may also redeem the RMB Bonds in whole, but not in part, at the principal amount together with accrued interest in the event that: i) as a result of any change in the laws of the Cayman Islands or any political subdivision or any authority thereof or therein having power to tax, or any change in the application or official interpretation of such law or regulation after May 9, 2011, the Company satisfies the trustee that the Company has or will be required to pay additional amounts in respect of the RMB Bonds and such obligation cannot be avoided by taking reasonable measures available to the Company; ii) if at any time the gaming authority of any jurisdiction in which the Company and its subsidiaries conducts or proposes to conduct gaming requires that a person who is a holder or beneficial owner of the RMB Bonds be licensed, qualified or found suitable under applicable gaming laws and such holder or beneficial owner, as the case may be, fails to apply or becomes licensed or qualified within the required period or is found unsuitable; or iii) if immediately before giving such notice, at least 90% in principal amount of the RMB Bonds originally issued, including any further bonds issued prior to the time of the notice, has already been previously redeemed, or purchased and cancelled.

The indenture governing the RMB Bonds contains certain negative pledge and financial covenants, providing that the Company shall not create or permit to subsist any security interest upon the whole or any part of the Company’s present or future undertaking, assets or revenues to secure any relevant indebtedness or guarantee of relevant indebtedness without: (i) at the same time or prior thereto securing the RMB Bonds equally and rateably therewith to the satisfaction of the trustee under the RMB Bonds; or (ii) providing such other security for the RMB Bonds as the trustee may in its absolute discretion consider to be not materially less beneficial to the interests of the holders of the RMB Bonds or as may be approved by an extraordinary resolution of bondholders. In addition, the Company is also required to comply with certain financial covenants, including maintaining a specified consolidated tangible net worth not to be less than $1,000,000 and a maximum leverage ratio not to exceed 2.50:1.00.

The Company capitalized the underwriting fee and related issuance costs in relation to the RMB Bonds of $6,619 as deferred financing costs. Management believes the Company was in compliance with all covenants of the RMB Bonds as of December 31, 2011.

Annual Report 2011 Melco Crown Entertainment Limited 121

Notes to Consolidated Financial Statements
(In thousands of U.S. dollars, except share and per share data)

11. LONG-TERM DEBT (continued)

Deposit-Linked Loan

On May 20, 2011, the Company entered into the Deposit-Linked Loan with a lender in an amount of HK$2,748,500,000 (equivalent to $353,278 based on exchange rate on transaction date), which was secured by a deposit in an amount of RMB2,300,000,000 (equivalent to $353,278 based on exchange rate on transaction date) from the proceeds of the RMB Bonds as described above. The Deposit-Linked Loan matures on May 20, 2013 or, if earlier, at any time with 30 days' prior notice given to the lender, the Company may prepay the whole or any part of not less than HK$500,000,000 (equivalent to $64,267) of the Deposit-Linked Loan outstanding. The Deposit-Linked Loan bears interest at a rate of 2.88% per annum and is payable semi-annually in arrears on May 8 and November 8 of each year, commencing on November 8, 2011. On the same date, the Company entered into two RMB forward exchange rate contracts in an aggregate amount of RMB52,325,000 (approximately $8,000) for settlement of the RMB Bonds interest payable on November 9, 2011 at a rate of RMB1:HK$1.2096 and May 9, 2012 at a rate of RMB1:HK$1.2187. During the year ended December 31, 2011, one of the RMB forward contracts was settled on November 9, 2011 and as of December 31, 2011, the fair value of the remaining forward exchange rate contract of $7 was recorded as forward exchange rate contract receivable and included in prepaid expenses and other current assets.

The Company capitalized the underwriting fee and related issuance costs in relation to the Deposit-Linked Loan of $800 as deferred financing costs. As of December 31, 2011, the RMB Bonds proceeds held as a security deposit of RMB2,300,000,000 (equivalent to $364,807), required to be set aside for the duration of this debt were recorded as non-current restricted cash in the consolidated balance sheets.

Total interest on long-term debt consisted of the following:

	Year Ended December 31, 2011	2010	2009
Interest for City of Dreams Project Facility*	$ 13,269	$ 39,157	$ 50,824
Interest for 2011 Credit Facilities*	13,731	—	—
Interest for Senior Notes**	61,500	38,438	—
Amortization of discount in connection with issuance of Senior Notes**	723	417	—
Interest for RMB Bonds*	8,647	—	—
Interest for Deposit-Linked Loan*	6,300	—	—
	$ 104,170	$ 78,012	$ 50,824
Interest capitalized (Note 2(i))	(3,157)	(11,823)	(37,374)
	$ 101,013	$ 66,189	$ 13,450

* Long-term debt repayable within five years

** Long-term debt repayable after five years

During the years ended December 31, 2011, 2010 and 2009, the Group's average borrowing rates were approximately 5.50%, 6.71% and 5.73% per annum, respectively.

122 Melco Crown Entertainment Limited Annual Report 2011

11. LONG-TERM DEBT (continued)

Scheduled maturities of the long-term debt as of December 31, 2011 are as follows:

Year ending December 31,	
2012	$ –
2013	846,444
2014	256,717
2015	256,717
2016	372,936
Over 2016 [(2)]	593,166
	$ 2,325,980

The long-term debt are repayable as follows:

	December 31, 2011	2010
Within one year or on demand	$ –	$ 202,997
More than one year, but not exceeding two years	846,444	294,383
More than two years, but not exceeding five years	886,370	634,425
More than five years [(1)]	593,166	592,443
	$ 2,325,980	$ 1,724,248
Less: Amounts due within one year shown under current liabilities	–	(202,997)
	$ 2,325,980	$ 1,521,251

Notes

(1) Net of unamortized issue discount for the Senior Notes of approximately $6,834 and $7,557 as of December 31, 2011 and 2010, respectively.

(2) Net of unamortized issue discount for the Senior Notes of approximately $6,834 as of December 31, 2011.

12. OTHER LONG-TERM LIABILITIES

	December 31, 2011	2010
Interest rate swap liabilities	$ –	$ 2,278
Deferred rent liabilities	4,799	4,037
Other deposits received	196	181
Payables for acquisition of assets and liabilities (Note 22)	22,905	–
	$ 27,900	$ 6,496

In connection with the signing of the City of Dreams Project Facility in September 2007, Melco Crown Gaming entered into floating-for-fixed interest rate swap agreements to limit its exposure to interest rate risk. Eight and six interest rate swap agreements entered in 2007 and 2008 were expired during the years ended December 31, 2010 and 2011, respectively. Melco Crown Gaming also entered into another three interest rate swap agreements in 2009 that will expire in February 2012. Under the interest rate swap agreements, Melco Crown Gaming pays a fixed interest rate ranging from 1.96% to 4.74% per annum of the notional amount, and receives variable interest which is based on the applicable HIBOR for each of the payment date. As of December 31, 2011 and 2010, the notional amounts of the outstanding interest rate swap agreements amounted to $127,892 and $492,265, respectively.

Annual Report 2011 Melco Crown Entertainment Limited 123

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

12. OTHER LONG-TERM LIABILITIES (continued)

As of December 31, 2010 and before the amendment of the City of Dreams Project Facility on June 30, 2011 as disclosed in Note 11, these interest rate swap agreements were expected to remain highly effective in fixing the interest rate and qualify for cash flow hedge accounting. Therefore, there was no impact on the consolidated statements of operations from changes in the fair value of the hedging instruments. Instead, the fair value of the instruments were recorded as assets or liabilities on the consolidated balance sheets, with an offsetting adjustment to the accumulated other comprehensive losses until the hedged interest expenses were recognized in the consolidated statements of operations. As of December 31, 2010, the Group estimated that $9,752 of the net unrealized losses on the interest rate swaps would have been reclassified from accumulated other comprehensive losses into interest expenses over the next twelve months.

Immediately after the amendment of the City of Dreams Project Facility on June 30, 2011 as disclosed in Note 11, the interest rate swap agreements no longer qualified for hedge accounting. Accordingly, the Group reclassified the accumulated losses of $4,310 recognized in accumulated other comprehensive losses prior to the discontinuance of hedge accounting to the consolidated statements of operations. Any subsequent changes in fair value of the interest rate swap agreements will be recognized in the consolidated statements of operations.

As of December 31, 2011 and 2010, the fair values of interest rate swap agreements were recorded as interest rate swap liabilities, of which $363 and $8,143 were included in accrued expenses and other current liabilities, and nil and $2,278 were included in other long-term liabilities, respectively.

13. FAIR VALUE MEASUREMENTS

The carrying values of the Group’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, other current assets, long-term deposits, long-term receivables, amounts due from (to) affiliated companies and shareholders, accounts payable, other current liabilities, the 2011 Credit Facilities, the Deposit-Linked Loan, loans from shareholders, land use rights payable, interest rate swap agreements, forward exchange rate contract and debt instruments approximate their fair values, except for the Senior Notes and the RMB Bonds. The estimated fair value, based on quoted market price, of the Senior Notes was approximately $651,630 and $693,750 as of December 31, 2011 and 2010, respectively, and of the RMB Bonds was approximately $352,079 as of December 31, 2011. As of December 31, 2011 and 2010, the Group did not have any non-financial assets or liabilities that are recognized or disclosed at fair value in the consolidated financial statements. The Group’s financial assets and liabilities recorded at fair value have been categorized based upon the fair value in accordance with the accounting standards. The following fair value hierarchy table presents information about the Group’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2011 and 2010:

Quoted Prices In Active Market for Identical Assets (Level 1)

Significant Other Observable Inputs (Level 2)

Significant Unobservable Inputs (Level 3)

Total Fair Value

Forward exchange rate contract receivable December 31, 2011 $ — $ 7 $ — $ 7

Interest rate swap liabilities

December 31, 2011 $ — $ 363 $ — $ 363

December 31, 2010 $ — $ 10,421 $ — $ 10,421

124 Melco Crown Entertainment Limited Annual Report 2011

13. FAIR VALUE MEASUREMENTS (continued)

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

• Level 1 — inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

• Level 2 — inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

• Level 3 — inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models and similar techniques.

The fair value of these interest rate swap agreements and forward exchange rate contract approximates the amounts the Group would pay if these contracts were settled at the respective valuation dates. Fair value is estimated based on a standard valuation model that projects future cash flows and discounts those future cash flows to a present value using market-based observable inputs such as interest rate yields and market forward exchange rates. Since significant observable inputs are used in the valuation model, the interest rate swap arrangements and the forward exchange rate arrangement are considered as Level 2 items in the fair value hierarchy.

14. CAPITAL STRUCTURE

On May 1, 2009, the Company issued 67,500,000 ordinary shares and 22,500,000 ADSs, representing a total of 135,000,000 ordinary shares in aggregate, to the public in a follow-on offering with net proceeds after deducting the offering expenses amounted to $174,417.

On August 18, 2009, the Company issued an additional 42,718,445 ADSs, representing 128,155,335 ordinary shares, to the public in a further follow-on offering with net proceeds after deducting the offering expenses which amounted to $209,112.

Pursuant to the Company’s extraordinary general meeting held on October 6, 2011, an increase in the authorized share capital from 2,500,000,000 ordinary shares of a nominal or par value of US$0.01 each to 7,300,000,000 ordinary shares of a nominal or par value of US$0.01 each was approved.

On November 29, 2011, the Company issued a total of 40,211,930 ordinary shares to Melco and Crown for shareholders’ loan conversion as disclosed in Note 20(c).

In connection with the Company’s restricted shares granted as disclosed in Note 16, 310,575, 1,254,920 and 8,297,110 ordinary shares were vested and issued during the years ended December 31, 2011, 2010 and 2009, respectively.

Annual Report 2011 Melco Crown Entertainment Limited 125

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

14. CAPITAL STRUCTURE (continued)

The Company issued 6,920,386, 8,785,641 and 2,614,706 ordinary shares to its depository bank for issuance to employees upon their future vesting of restricted shares and exercise of share options during the years ended December 31, 2011, 2010 and 2009 respectively. 941,648, 43,737 and 2,528,319 of these ordinary shares have been issued to employees upon vesting of restricted shares and 3,835,596, 804,285 and nil of these ordinary shares have been issued to employees upon exercise of share options during the years ended December 31, 2011, 2010 and 2009, respectively. The balance of 10,552,328, 8,409,186 and 471,567 ordinary shares continue to be held by the Company for future issuance as of December 31, 2011, 2010 and 2009, respectively.

As of December 31, 2011, 2010 and 2009, the Company had 1,642,548,674, 1,597,248,925 and 1,595,145,983 ordinary shares issued and outstanding, respectively.

15. INCOME TAX (CREDIT) EXPENSE

The Company and certain subsidiaries are exempt from tax in the Cayman Islands or British Virgin Islands (“BVI”), where they are incorporated, however, the Company is subject to Hong Kong Profits Tax on profits from its activities conducted in Hong Kong. Certain subsidiaries incorporated or conducting businesses in Hong Kong, Macau, the United States of America and other jurisdictions are subject to Hong Kong Profits Tax, Macau Complementary Tax, income tax in the United States of America and in other jurisdictions, respectively, during the years ended December 31, 2011, 2010 and 2009.

Pursuant to the approval notices issued by Macau Government dated June 7, 2007, Melco Crown Gaming has been exempted from Macau Complementary Tax on income generated from gaming operations for five years commencing from 2007 to 2011 and will continue to benefit from this exemption for another five years from 2012 to 2016 pursuant to the approval notices issued by Macau Government in April 2011.

The Macau Government has granted to Altira Hotel Limited (“Altira Hotel”) and Melco Crown (COD) Hotels Limited (“Melco Crown (COD) Hotels”) the declaration of utility purpose benefit in 2007 and 2011, respectively, pursuant to which they are entitled to a property tax holiday, for a period of 12 years, on any immovable property that they own or have been granted for Altira Macau, Hard Rock Hotel and Crown Towers Hotel. Under such tax holiday, they will also be allowed to double the maximum rates applicable regarding depreciation and reintegration for purposes of assessment of Macau Complementary Tax. The Macau Government has also granted to Altira Hotel and Melco Crown (COD) Hotels a declaration of utility purposes benefit on specific vehicles purchased, pursuant to which they are entitled to a vehicle tax holiday provided there is no change in use or disposal of those vehicles within 5 years from the date of purchase.

126 Melco Crown Entertainment Limited Annual Report 2011

15. INCOME TAX (CREDIT) EXPENSE (continued)

The provision for income tax consisted of:

	Year Ended December 31, 2011	2010	2009
Income tax provision for current year:			
Macau Complementary Tax	$ 223	$ 165	$ 190
Hong Kong Profits Tax	822	473	731
Profits tax in other jurisdictions	161	65	—
Sub-total	$ 1,206	$ 703	$ 921
Under (over) provision of income tax in prior years:			
Macau Complementary Tax	$ 3	$ (18)	$ 2
Hong Kong Profits Tax	142	(1)	351
Profits tax in other jurisdictions	(21)	8	—
Sub-total	$ 124	$ (11)	$ 353
Deferred tax (credit) charge:			
Macau Complementary Tax	$ (2,779)	$ 166	$ (1,537)
Hong Kong Profits Tax	(185)	58	131
Profits tax in other jurisdictions	(2)	4	—
Sub-total	$ (2,966)	$ 228	$ (1,406)
Total income tax (credit) expense	$ (1,636)	$ 920	$ (132)

A reconciliation of the income tax (credit) expense to income (loss) before income tax per the consolidated statements of operations is as follows:

	Year Ended December 31, 2011	2010	2009
Income (loss) before income tax	$ 287,208	$ (9,605)	$ (308,593)
Macau Complementary Tax rate	12%	12%	12%
Income tax expense (credit) at Macau Complementary Tax rate	34,465	(1,153)	(37,031)
Effect of different tax rates of subsidiaries operating in other jurisdictions	242	169	235
Under (over) provision in prior years	124	(11)	353
Effect of income for which no income tax expense is payable	(575)	(258)	(633)
Effect of expense for which no income tax benefit is receivable	12,191	7,868	2,978
Effect of tax holiday granted by Macau Government	(69,677)	(28,069)	—
Losses that cannot be carried forward	—	—	15,639
Change in valuation allowance	21,594	22,374	18,327
	$ (1,636)	$ 920	$ (132)

Annual Report 2011 Melco Crown Entertainment Limited 127

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

15. INCOME TAX (CREDIT) EXPENSE (continued)

Macau Complementary Tax and Hong Kong Profits Tax have been provided at 12% and 16.5% on the estimated taxable income earned in or derived from Macau and Hong Kong, respectively during the years ended December 31, 2011, 2010 and 2009, if applicable. Profits tax in other jurisdictions for the years ended December 31, 2011 and 2010 were provided mainly for the profits of the representative offices and branches set up by a subsidiary in the region where they operate. No provision for profits tax in other jurisdictions for the year ended December 31, 2009 was made as the representative offices and branches incurred tax losses where they operate. No provision for income tax in the United States of America for the years ended December 31, 2011,

2010 and 2009 was provided as the subsidiaries incurred tax losses.

Melco Crown Gaming was granted a tax holiday from Macau Complementary Tax on casino gaming profits by the Macau Government in 2007. In April 2011, this tax holiday for Melco Crown Gaming was extended for an additional 5 years through 2016. During the years ended December 31, 2011 and 2010, Melco Crown Gaming reported net income and had the Group been required to pay such taxes, the Group’s consolidated net income attributable to the Company for the year ended December 31, 2011 would have been decreased by $69,677, and basic and diluted net income attributable to the Company per share would have reported reduced income of $0.043 per share; and the Group’s consolidated net loss attributable to the Company for the year ended December 31, 2010 would have been increased by $28,069, and basic and diluted net loss attributable to the Company per share would have reported additional loss of $0.018 per share. Melco Crown Gaming reported net loss during the year ended December 31, 2009, thus, there was no impact on the Group’s basic and diluted net loss attributable to the Company per share. Melco Crown Gaming’s non-gaming profits remain subject to the Macau Complementary Tax and its casino revenues remain subject to the Macau special gaming tax and other levies in accordance with its gaming subconcession agreement.

The effective tax rates for the years ended December 31, 2011 and 2010 were negative rates of 0.6% and 9.6%, respectively, and the effective tax rate for the year ended December 31, 2009 was a positive rate of 0.04%. Such rates differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of change in valuation allowance for the years ended December

31, 2011, 2010 and 2009 and the effect of tax holiday granted by the Macau Government as described in the preceding paragraphs during the years ended December 31, 2011 and 2010 and the impact of net loss of Melco Crown Gaming during the year ended December 31, 2009.

128 Melco Crown Entertainment Limited Annual Report 2011

15. INCOME TAX (CREDIT) EXPENSE (continued)

The deferred tax assets and liabilities as of December 31, 2011 and 2010 consisted of the following:

December 31,

2011 2010

Deferred tax assets

Net operating loss carried forwards $60,782 $47,183

Depreciation and amortization 24 —

Sub-total $60,806 $47,183

Valuation allowance

Current (17,816)(6,968)

Long-term (42,966)(40,190)

Sub-total $(60,782) $(47,158)

Total net deferred tax assets $24 $25

Deferred tax liabilities

Land use rights $(68,552) $(16,209)

Intangible assets (505)(505)

Unrealized capital allowance (971)(1,296)

Total net deferred tax liabilities $(70,028) $(18,010)

As of December 31, 2011 and 2010, valuation allowance of $60,782 and $47,158 were provided, respectively, as management does not believe that it is more likely than not that these deferred tax assets will be realized. As of December 31, 2011, adjusted operating tax loss carry forwards, amounting to $148,470, $178,100 and $179,953 will expire in 2012, 2013 and 2014, respectively. Adjusted operating tax loss carried forwards of $57,563 has expired during the year ended December 31, 2011.

Deferred tax, where applicable, is provided under the liability method at the enacted statutory income tax rate of the respective tax jurisdictions, applicable to the respective financial years, on the difference between the consolidated financial statements carrying amounts and income tax base of assets and liabilities.

Undistributed earnings of subsidiaries are accounted for as a temporary difference, except that deferred tax liabilities are not recorded for undistributed earnings of foreign subsidiaries that are considered indefinitely reinvested in foreign jurisdictions. The Company has a plan for reinvestment of undistributed earnings of its foreign subsidiaries as of December 31, 2011, which demonstrates such earnings will be indefinitely reinvested in the applicable jurisdictions. As such, no deferred tax liabilities have been recorded.

An evaluation of the tax positions for recognition was conducted by the Group by determining if the weight of available evidence indicates it is more likely than not that the positions will be sustained on audit, including resolution of related appeals or litigation processes, if any. Uncertain tax benefits associated with the tax positions were measured based solely on the technical merits of being sustained on examinations. The Group concluded that there was no significant uncertain tax position requiring recognition in the consolidated financial statements for the years ended December 31, 2011, 2010 and 2009 and there is no material unrecognized tax benefit which would favourably affect the effective income tax rate in future periods. As of December 31, 2011 and 2010, there were no interest and penalties related to uncertain tax positions recognized in the consolidated financial statements. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months.

The income tax returns of the Company and its subsidiaries remain open and subject to examination by the tax authorities of Hong Kong, Macau, the United States of America and other jurisdictions until the statute of limitations expire in each corresponding jurisdiction. The statute of limitations in Hong Kong, Macau and the United States of America are 6 years, 5 years and 3 years, respectively.

Annual Report 2011 Melco Crown Entertainment Limited 129

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

16. SHARE-BASED COMPENSATION

The Group adopted a share incentive plan in 2006 (“2006 Share Incentive Plan”) to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to employees, Directors and consultants and to promote the success of its business. Under the 2006 Share Incentive Plan, the Group may grant either options to purchase the Company’s ordinary shares or restricted shares (Note: The restricted shares, as named in respective grant documents, are accounted for as nonvested shares). The plan administrator would determine the exercise price of an option and set forth the price in the award agreement. The exercise price may be a fixed or variable price related to the fair market value of the Company’s ordinary shares. If the Group grants an incentive share option to an employee who, at the time of that grant, owns shares representing more than 10% of the voting power of all classes of the Company’s share capital, the exercise price cannot be less than 110% of the fair market value of the Company’s ordinary shares on the date of that grant. The term of an award shall not exceed 10 years from the date of the grant. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2006 Share Incentive Plan (including shares issuable upon exercise of options) is 100,000,000 over 10 years, with a maximum of 50,000,000 over the first five years, which the Board of Directors of the Company approved the removal of the maximum limit of 50,000,000 shares issued over the first five years and the shareholders of the Company approved this removal at the general meeting held in May 2009. The new share incentive plan (“2011 Share Incentive Plan”) as described below was effective immediately after the listing of the Company’s ordinary shares on the Main Board of SEHK on December 7, 2011 and no further awards may be granted under the 2006 Share Incentive Plan on or after such date as all subsequent awards will be issued under the 2011 Share Incentive Plan. As of December 31, 2011 and 2010, nil and 63,347,487 shares out of 100,000,000 shares remained available for the grant of share options or restricted shares under the 2006 Share Incentive Plan.

On October 6, 2011, the Group adopted the 2011 Share Incentive Plan to promote the success and enhance the value of the Company by linking personal interests of the members of the Board, employees and consultants to those of the shareholders and by providing such individuals with incentive for outstanding performance to generate superior returns to the shareholders and such adoption was conditional upon the listing of the Company’s ordinary shares on the Main Board of SEHK on December 7, 2011. Under the 2011 Share Incentive Plan, the Group may grant various share based awards, including but not limited to, options to purchase the Company’s ordinary shares, share appreciation rights, restricted shares, etc. The term of such awards shall not exceed 10 years from the date of the grant. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2011 Share Incentive Plan is 100,000,000 over 10 years, which could be raised up to 10% of the issued share capital upon shareholders’ approval. As of December 31, 2011, 100,000,000 shares remain available for the grant of various share based awards as no award had been granted or agreed to be granted under the 2011 Share Incentive Plan.

The Group granted ordinary share options to certain personnel under the 2006 Share Incentive Plan during the years ended December 31, 2011 and 2010 with the exercise price determined at the closing price of the date of grant. These ordinary share options became exercisable over different vesting periods ranging from immediately vested on date of grant to four years with different vesting scale. The ordinary share options granted expire 10 years after the date of grant, except for options granted in the exchange program, described below, which have a range of 7.7 to 8.3 years’ life.

130 Melco Crown Entertainment Limited Annual Report 2011

16. SHARE-BASED COMPENSATION (continued)

During the year ended December 31, 2009, the Board of Directors of the Company approved a proposal to allow for a one-time share option exchange program, designed to provide eligible employees an opportunity to exchange certain outstanding underwater share options for a lesser amount of new share options to be granted with lower exercise prices. Share options eligible for exchange were those that were granted on or prior to April 11, 2008 under the 2006 Share Incentive Plan. A total of approximately 5.4 million eligible share options were tendered by employees, representing 94% of the total share options eligible for exchange. The Group granted an aggregate of approximately 3.6 million new share options in exchange for the eligible share options surrendered. The exercise price of the new share options was $1.43, which was the closing price of the Company’s ordinary share on the grant date. No incremental share option expense was recognized for the exchange because the fair value of the new options, using Black-Scholes valuation model, was approximately equal to the fair value of the surrendered options they replaced. The significant assumptions used to determine the fair value of the new options includes expected dividend of nil, expected stock price volatility of 87.29%, risk-free interest rate of 2.11% and expected average life of 5.6 years.

During the year ended December 31, 2009, the Group settled bonus provision related to the year ended December 31, 2008 to employees with approximately 6.4 million restricted shares granted and vested on the same date in 2009. The total fair value of those restricted shares amounted to $6,914.

The Group has also granted restricted shares to certain personnel under the 2006 Share Incentive Plan during the years ended December 31, 2011, 2010 and 2009. These restricted shares have a vesting period ranging from immediately vested on date of grant to four years. The grant date fair value is determined with reference to the market closing price at date of grant.

The Group uses the Black-Scholes valuation model to determine the estimated fair value for each option grant issued, with highly subjective assumptions, changes in which could materially affect the estimated fair value. Expected volatility is based on the historical volatility of a peer group of publicly traded companies. Expected term is based upon the vesting term or the historical of expected term of publicly traded companies. The risk-free interest rate used for each period presented is based on the United States of America Treasury yield curve at the time of grant for the period equal to the expected term.

The fair value per option was estimated at the date of grant using the following weighted-average assumptions (excludes options granted in share option exchange program):

2011 December 31, 2010 2009

Expected dividend yield — — —

Expected stock price volatility 81.87% 79.24% 74.60%

Risk-free interest rate 2.07% 1.78% 1.45%

Expected average life of options (years) 5.1 5.5 5.5

Annual Report 2011 Melco Crown Entertainment Limited 131

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

16. SHARE-BASED COMPENSATION (continued)

Share Options

A summary of share options activity under the 2006 Share Incentive Plan as of December 31, 2011, and changes during the years ended December 31, 2011, 2010 and 2009 are presented below:

Number of Share Options Weighted-Average Exercise Price per Share Weighted-Average Remaining Aggregate Contractual Intrinsic Term Value

Outstanding at

January 1, 2009 22,270,246 $2.14

Granted 4,792,536 $1.07

Granted under option

exchange program 3,612,327 $1.43

Exercised — $ —

Forfeited (2,809,419) $1.93

Expired(104,738) $4.58

Cancelled under option

exchange program(5,418,554) $4.39

Outstanding at

December 31, 2009 22,342,398 $1.26

Granted 4,266,174 $1.17

Exercised (804,285) $1.17

Forfeited (5,169,216) $1 .27

Expired (181,578) $4.48

Outstanding at

December 31, 2010 20,453,493 $1.22

Granted 5,150,946 $2.52

Exercised (3,835,596) $1.03

Forfeited (783,423) $1.52

Expired (68,958) $4.40

Outstanding at

December 31, 2011 20,916,462 $1.55 7.54 $35,367

Exercisable at

December 31, 2011 11,007,541 $1.25 6.88 $22,290

A summary of share options vested and expected to vest under the 2006 Share Incentive Plan at December 31, 2011 are presented below:

Vested

Weighted- Weighted-

Average Average

Number Exercise Remaining Aggregate

of Share Price per Contractual Intrinsic

Options Share Term Value

Range of exercise prices

per share ($1.01-$5.06)

(Note) 11,007,541 $1 .25 6.88 $22,290

Note: 6,961,784 share options vested during the year ended December 31, 2011 of which 68,958 share options expired.

Expected to Vest

Weighted- Weighted-

Average Average

Number Exercise Remaining Aggregate

of Share Price per Contractual Intrinsic

Options Share Term Value

Range of exercise

prices per share

($1.01-$4.69) 9,908,921 $1.89 8.26 $13,077

132 Melco Crown Entertainment Limited Annual Report 2011

16. SHARE-BASED COMPENSATION (continued)

Share Options (continued)

The weighted-average fair value of share options granted (excludes options granted in the share option exchange program) during the years ended December 31, 2011, 2010 and 2009 were $1.67, $0.84 and $0.67, respectively. 3,835,596 and 804,285 share options were exercised and proceeds amounted to $3,950 and $938 were recognized during the years ended December 31, 2011 and 2010, respectively. The total intrinsic value of share options exercised for the years ended December 31, 2011 and 2010 were $8,348 and $767, respectively. No share options were exercised during the year ended December 31, 2009 and therefore no cash proceeds was recognized.

As of December 31, 2011, there was $9,183 unrecognized compensation costs related to unvested share options and the costs were expected to be recognized over a weighted-average period of 2.03 years.

Restricted Shares

A summary of the status of the 2006 Share Incentive Plan’s restricted shares as of December 31, 2011, and changes during the years ended December 31, 2011, 2010 and 2009 are presented below:

Number of Restricted Shares Weighted- Average Grant Date Fair Value

Unvested at January 1, 2009 7,538,076 $2.02

Granted 7,071,741 1.09

Vested (10,825,445) 1.61

Forfeited (538,341) 1.61

Unvested at December 31, 2009 and

January 1, 2010 3,246,031 $1.41

Granted 1,463,151 1.38

Vested (1,298,657) 1.67

Forfeited (761,466) 1.27

Unvested at December 31, 2010 and

January 1, 2011 2,649,059 $1.31

Granted 2,908,383 2.52

Vested (1,252,223) 1.07

Forfeited (302,716) 1.97

Unvested at December 31, 2011 4,002,503 $2.22

The total fair values at date of grant of the restricted shares vested during the years ended December 31, 2011, 2010 and 2009 were $1,339, $2,166 and $17,433, respectively.

Annual Report 2011 Melco Crown Entertainment Limited 133

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

16. SHARE-BASED COMPENSATION (continued)

Restricted Shares (continued)

As of December 31, 2011, there was $6,033 of unrecognized compensation costs related to restricted shares and the costs are expected to be recognized over a weighted-average period of 2.12 years.

The impact of share options and restricted shares for the years ended December 31, 2011, 2010 and 2009 recognized in the consolidated financial statements were as follows:

Year Ended December 31,

2011 2010 2009

Share options $5,570 $4,439 $5,169

Restricted shares 3,054 1,606 6,638

Total share-based

compensation expenses $8,624 $6,045 $11,807

Less: share-based compensation

expenses capitalized in

construction in progress —(2) (422)

Share-based compensation

recognized in general and

administrative expenses $8,624 $6,043 $11,385

17. EMPLOYEE BENEFIT PLANS

The Group provides defined contribution plans for its employees in Macau, Hong Kong, the United States of America and other jurisdictions.

Macau

Employees employed by the Group in Macau are members of government- managed Social Security Fund Scheme (the “SSF Scheme”) operated by the Macau Government and the Group is required to pay a monthly fixed contribution to the SSF Scheme to fund the benefits. The only obligation of the Group with respect to the SSF Scheme operated by the Macau Government is to make the required contributions under the scheme.

Hong Kong

Employees employed by the Group in Hong Kong are members of Mandatory Provident Fund Scheme (the “MPF Scheme”) operated by the Group. For these employees, with exception of senior management, the Group’s and the employees’ contributions to the MPF Scheme are each set at 5% of the employees’ relevant income up to a maximum of HK$1,000 per employee per month. For senior management, the employees’ contributions to the MPF Scheme are set at 5% of the employees’ salaries up to a maximum of HK$1,000 per employee per month. The Group’s contribution to the MPF Scheme is set at 10% of the employees’ base salaries. The excess of contributions over the Group’s mandatory portion, which is 5% of the employees’ salaries up to a maximum of HK$1,000 per employee per month, are treated as the Group’s voluntary contribution and are vested to senior management at 10% per year with full vesting in 10 years. The Group’s contributions to the MPF Scheme are fully and immediately vested to the employees once they are paid. The MPF Scheme was established under trust with the assets of the funds held separately from those of the Group by independent trustees.

134 Melco Crown Entertainment Limited Annual Report 2011

17. EMPLOYEE BENEFIT PLANS (continued)

United States of America and Other Jurisdictions

The Group’s United States of America and other jurisdictions’ subsidiaries operate a number of defined contribution schemes. Contributions to the defined contribution schemes applicable to each year are made at a certain percentage of the employees’ payroll and met the minimum mandatory requirements.

During the years ended December 31, 2011, 2010 and 2009, the Group’s contributions into the provident fund were $5,414, $5,070 and $5,012, respectively.

18. DISTRIBUTION OF PROFITS

All subsidiaries incorporated in Macau are required to set aside a minimum of 10% to 25% of the entity’s profit after taxation to the legal reserve until the balance of the legal reserve reaches a level equivalent to 25% to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the subsidiaries’ statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the board of directors of the relevant subsidiaries. As of December 31, 2011 and 2010, the balance of the reserve amounted to $3 in each of those years.

The City of Dreams Project Facility contained restrictions on payment of dividends by the Borrowing Group which applied until the City of Dreams Project Facility was amended on June 30, 2011. There was a restriction on paying dividends during the construction phase of the City of Dreams project.

Upon completion of the construction of the City of Dreams, the relevant subsidiaries were only be able to pay dividends if they satisfied certain financial tests and conditions.

The 2011 Credit Facilities contain restrictions which apply on and from June 30, 2011 on paying dividends to the Company or persons who are not members of the 2011 Borrowing Group, unless certain financial tests and conditions are satisfied. Dividends may be paid from (i) excess cash flow as defined in the 2011 Credit Facilities generated by the 2011 Borrowing Group subject to compliance with the financial covenants under the 2011 Credit Facilities; or (ii) cash held by the 2011 Borrowing Group in an amount not exceeding the aggregate cash and cash equivalents investments of the 2011 Borrowing Group as at June 30, 2011 subject to a certain amount of cash and cash equivalents being retained for operating purposes and, in either case, there being no event of default continuing or likely to occur under the 2011 Credit Facilities as a result of making such payment.

The indenture governing the Senior Notes also contains certain covenants that, subject to certain exceptions and conditions, restrict the payment of dividends for MCE Finance and its restricted subsidiaries.

During the years ended December 31, 2011, 2010 and 2009, the Company did not declare or pay any cash dividends on the ordinary shares. No dividends have been proposed since the end of the reporting period.

Annual Report 2011 Melco Crown Entertainment Limited 135

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

19. COMMITMENTS AND CONTINGENCIES

(a) Capital Commitments

As of December 31, 2011, the Group had capital commitments contracted for but not provided mainly for the construction and acquisition of property and equipment for City of Dreams and Studio City totaling $60,643.

(b) Lease Commitments and Other Arrangements Operating Leases-As a lessee

The Group leases office space, Mocha Clubs sites and staff quarters under non-cancellable operating lease agreements that expire at various dates through June 2022. Those lease agreements provide for periodic rental increases based on both contractual agreed incremental rates and on the general inflation rate once agreed by the Group and its lessor. During the years ended December 31, 2011, 2010 and 2009, the Group incurred rental expenses amounting to $16,944, $15,373 and $14,557, respectively.

As of December 31, 2011, minimum lease payments under all non- cancellable leases were as follows:

As grantor of operating and right to use arrangement

The Group entered into non-cancellable operating and right to use agreements mainly for mall spaces in the City of Dreams site with various retailers that expire at various dates through February 2022. Certain of the operating and right to use agreements include minimum base fee and operating fee with escalated contingent fee clauses. During the years ended December 31, 2011, 2010 and 2009, the Group received contingent fees amounting to $18,053, $12,801 and $5,547, respectively.

As of December 31, 2011, minimum future fees to be received under all non-cancellable operating and right to use agreements were as follows:

Year ending December 31,

2012 $11,359

2013 10,602

2014 9,835

2015 5,567

2016 1,418

Over 2016 163

$38,944

The total minimum future fees do not include the escalated contingent fee clauses.

Year ending December 31, 2012 $12,105

2013 7,272

2014 5,098

2015 3,850

2016 2,686

Over 2016 12,145

$43,156

136 Melco Crown Entertainment Limited Annual Report 2011

19. COMMITMENTS AND CONTINGENCIES (continued)

(c) Other Commitments

Gaming subconcession

On September 8, 2006, the Macau Government granted a gaming subconcession to Melco Crown Gaming to operate the gaming business in Macau. Pursuant to the gaming subconcession agreement, Melco Crown Gaming has committed to the following:

i) To pay the Macau Government a fixed annual premium of $3,744 (MOP30,000,000).

ii) To pay the Macau Government a variable premium depending on the number and type of gaming tables and gaming machines that the Group operates. The variable premium is calculated as follows:

$37 (MOP300,000) per year for each gaming table (subject to a minimum of 100 tables) reserved exclusively for certain kind of games or to certain players;

$19 (MOP150,000) per year for each gaming table (subject to a minimum of 100 tables) not reserved exclusively for certain kind of games or to certain players; and

$0.1 (MOP1,000) per year for each electrical or mechanical gaming machine, including the slot machine.

iii) To pay the Macau Government a sum of 1.6% of the gross revenues of the gaming business operations on a monthly basis, that will be made available to a public foundation for the promotion, development and study of social, cultural, economic, educational, scientific, academic and charity activities, to be determined by the Macau Government.

iv) To pay the Macau Government a sum of 2.4% of the gross revenues of the gaming business operations on a monthly basis, which will be used for urban development, tourist promotion and the social security of Macau.

v) To pay special gaming tax to the Macau Government of an amount equal to 35% of the gross revenues of the gaming business operations on a monthly basis.

vi) Melco Crown Gaming must maintain two bank guarantees issued by a specific bank with the Macau Government as the beneficiary in a maximum amount of $62,395 (MOP500,000,000) from September 8, 2006 to September 8, 2011 and a maximum amount of $37,437 (MOP300,000,000) from September 8, 2011 until the 180th day after the termination date of the gaming subconcession.

As a result of the bank guarantees given by the bank to the Macau Government as disclosed in Note 19(c)(vi) above, a sum of 1.75% of the guarantee amount will be payable by Melco Crown Gaming quarterly to such bank.

Annual Report 2011 Melco Crown Entertainment Limited 137

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

19. COMMITMENTS AND CONTINGENCIES (continued)

(c) Other Commitments (continued)

Land concession contracts

The Company’s subsidiaries have entered into concession contracts for the land on which our Altira Macau, City of Dreams and Studio City properties and development projects are located. The title to the land lease right is obtained once the related land concession contract is published in the Macau official gazette. The contracts have a term of 25 years, which is renewable for further consecutive periods of 10 years, subject to payment of a special contribution to be defined by the Macau Government, and impose special development conditions. The Company’s land holding subsidiaries are required to i) pay an upfront land premium, which is recognized as land use right in the consolidated balance sheet and a nominal annual government land use fee, which is recognized as general and administrative expense and may be adjusted every five years; and ii) place a guarantee deposit upon acceptance of the land lease terms, which is subject to adjustments from time to time in line with the amounts paid as annual land use fee. During the land concession term, amendments have been sought which have or will result in revisions to the development conditions, land premium and government land use fees.

Altira Macau

In March 2006, the Macau Government granted the Taipa Land on which Altira Macau is located to Altira Developments Limited (“Altira Developments”), an indirect subsidiary of the Company. The land premium of approximately $18,685 was fully paid in July 2006, a guarantee deposit of approximately $20 was paid upon acceptance of the land lease terms in 2006 and government land use fees of approximately $171 per annum are payable. As of December 31, 2011, the Group’s total commitment for government land use fees for the Altira Macau site to be paid during the remaining term of the land concession contract was $3,282.

City of Dreams

In August 2008, the Macau Government granted the Cotai Land on which City of Dreams is located to Melco Crown (COD) Developments and Melco Crown Gaming. The initial land premium is approximately $105,091, of which approximately $80,850 has been paid as of December 31, 2011 and the remaining amount of approximately $24,241, accruing with 5% interest per annum, is due to be paid in three biannual instalments, and a guarantee deposit of approximately $424 was also paid upon acceptance of the land lease terms in February 2008. Melco Crown (COD) Developments and Melco Crown Gaming applied for an amendment to the land concession contract in 2009 to increase the total developable gross floor area and the purpose of such area which required an additional land premium of approximately $32,118 was fully paid in March 2010, and government land use fees were revised to approximately $1,185 per annum. This amendment process was completed on September 15, 2010. As of December 31, 2011 and 2010, the total outstanding balance of the land premium was included in accrued expenses and other current liabilities in an amount of $15,960 and $15,191 and in land use rights payable in an amount of $8,281 and $24,241, respectively. As of December 31, 2011, the Group’s total commitment for government land use fees for the City of Dreams site to be paid during the remaining term of the land concession contract was $25,569.

138 Melco Crown Entertainment Limited Annual Report 2011

19. COMMITMENTS AND CONTINGENCIES (continued)

(c) Other Commitments (continued)

Land concession contracts (continued)

Studio City

In October 2001, the Macau Government granted the Studio City Land on which Studio City is located to Studio City Developments Limited (formerly known as MSC Desenvolvimentos, Limitada and East Asia Satellite Television Limited) (“Studio City Developments”), an indirect subsidiary of the Company. In accordance with the terms of the land concession contract, a land premium of approximately $2,910 was fully paid in 2005, a guarantee deposit of approximately $105 has been provided and government land use fees of approximately $105 per annum are payable. Since 2005, the land concession contract has been in the process of being amended.

In November 2006, the Macau Government issued a proposed amendment which was accepted by Studio City Developments that required an additional land premium of approximately $70,581 and the government land use fees would be revised to approximately $326 per annum during the development period of Studio City and approximately $527 per annum after the development period. An additional guarantee deposit of approximately $326 was paid upon acceptance of the land lease terms and conditions proposed by the Macau Government.

Approximately $23,561 of the additional land premium due was paid in 2006 and the remaining amount of approximately $47,020 would be due in five biannual instalments, accrued with 5% interest per annum, with the first instalment to be paid within six months from the date the amended contract would be published in the Macau official gazette. The November 2006 proposed amendment was not published and since that date other amendments have been requested and are in progress with the Macau Government.

As of December 31, 2011, the Group’s total outstanding balance of the land premium of approximately $47,020 was included in land use rights payable and the Group’s total commitment for government land use fees for the Studio City site to be paid during the remaining term of the land concession contract was approximately $7,799.

Service agreements

As of December 31, 2011, the Group had other commitments contracted for but not provided in respect of shuttle buses and limousines services mainly for the operations of Altira Macau and the City of Dreams totaling $2,237. Expenses for the shuttle buses and limousines services during the years ended December 31, 2011, 2010 and 2009 amounted to $12,734, $12,709 and $10,653, respectively.

Annual Report 2011 Melco Crown Entertainment Limited

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

19. COMMITMENTS AND CONTINGENCIES (continued)

(c) Other Commitments (continued)

Service agreements (continued)

As of December 31, 2011, the Group had other commitments contracted for but not provided in respect of cleaning, maintenance, consulting, marketing and other services mainly for the operations of Mocha Clubs, Altira Macau and City of Dreams totaling $14,435. Expenses for such services during the years ended December 31, 2011, 2010 and 2009 amounted to $23,994, $17,201 and $5,561, respectively.

As of December 31, 2011, the Group had other commitments contracted but not provided in respect of trademark and memorabilia license fees for operations of City of Dreams hotels and casino totaling $6,678. Expenses for the trademark and memorabilia license fees during the years ended 31 December 2011, 2010 and 2009 amounted to $1,757, $1,610 and $889, respectively.

As of December 31, 2011, the Group had other commitments contracted for but not provided in respect of fees for the operation of an entertainment show in City of Dreams, which commenced performance in September 2010, totaling $20,667. Fees for the operation of the entertainment show during the years ended December 31, 2011 and 2010 amounted to $8,076 and $2,349, respectively.

(d) Guarantees

As of December 31, 2011, Melco Crown Gaming has issued a promissory note (“Livrança”) of $68,635 (MOP550,000,000) to a bank in respect of bank guarantees issued to the Macau Government as disclosed in Note 19(c)(vi) to the consolidated financial statements.

As of December 31, 2011, the Group has entered into two deeds of guarantee with third parties amounted to $35,000 to guarantee certain payment obligations of the City of Dreams’ operations.

During the year ended December 31, 2009, the Group issued a bank guarantee to the Macau Government amounted to $22,462 (MOP180,000,000) to guarantee payment of the additional land premium of $32,118 payable to the Macau Government for the increased developable gross floor area of Cotai Land, where the City of Dreams site is located, as disclosed in Note 8. The guarantee has been released as of December 31, 2010.

(e) Litigation

As of December 31, 2011, the Group is currently a party to certain legal proceedings which relate to matters arising out of the ordinary course of its business. Management does not believe that the outcome of such proceedings will have a material effect on the Group’s financial position, results of operations or cash flows.

140 Melco Crown Entertainment Limited Annual Report 2011

20. RELATED PARTY TRANSACTIONS

During the years ended December 31, 2011, 2010 and 2009, the Group entered into the following significant related party transactions:

Related companies

Nature of transactions

Year Ended December 31,

2011 2010 2009

Transactions with affiliated companies that constituted connected transactions under Chapter 14A of the Listing Rules

Chin Son, Limited(1) Purchase of property and equipment $1,756 $— $—

Crown’s subsidiary Consultancy fee capitalized in construction in progress — — 1,312

Consultancy fee recognized as expense 461 298 761

Management fees expense — 3 45

Office rental expense — 3 13

Purchase of property and equipment 307 — 74

Service fee expense(5) — (24) 48

Traveling expense — — 12

Other service fee income 43 14 767

Rooms and food and beverage income — 3 —

Lisboa Holdings Limited(1) Office rental expense 1,493 1,106 1,105

Annual Report 2011 Melco Crown Entertainment Limited

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

20. RELATED PARTY TRANSACTIONS (continued)

Related companies	Nature of transactions	Year Ended December 31, 2011	2010	2009
Transactions with affiliated companies that constituted connected transactions under Chapter 14A of the Listing Rules (continued)				
Melco's subsidiaries and its associated companies	Advertising and promotional expenses	$ 9	$ —	$ —
	Consultancy fee expense	509	570	540
	Management fees expense	14	14	—
	Network support fee expense	—	—	28
	Office rental expense	533	533	485
	Operating and office supplies expenses	68	160	33
	Purchase of property and equipment	186	1,287	55,021
	Repairs and maintenance expenses	—	236	87
	Service fee expense[6]	502	524	646
	Other service fee income	307	254	129
	Rooms and food and beverage income	221	13	12
Melco Crown Entertainment Charity Association ("MCE Charity Association")[2]	Donation expense	120	—	—
Shun Tak Holdings Limited and its subsidiaries (referred to as "Shun Tak Group")[1]	Advertising and promotional expenses	—	—	126
	Office rental expense	124	212	131
	Operating and office supplies expenses	20	18	18
	Purchase of property and equipment	6	—	—
	Traveling expense[7] [8]	2,794	2,750	2,058
	Rooms and food and beverage income	445	64	—

142 Melco Crown Entertainment Limited Annual Report 2011

20. RELATED PARTY TRANSACTIONS (continued)

Related companies

Nature of transactions

Year Ended December 31,

2011 2010 2009

Transactions with affiliated companies that constituted connected transactions under Chapter 14A of the Listing Rules (continued)

Sky Shuttle Helicopters Limited (“Sky Shuttle”)(1) Traveling expense $2,008 $1,433 $852

Sociedade de Jogos de Macau S.A. (“SJM”)(1) Office rental expense — 158 206

Traveling expense capitalized in construction in progress(7) 2 — —

Traveling expense recognized as expense(7) 482 — —

Sociedade de Turismo e Diversões de Macau, S.A. (“STDM”) and its subsidiaries (together with STDM referred to as “STDM Group”)(1) Advertising and promotional expenses 116 75 85

Office rental expense 807 259 259

Service fee expense 113 — 54

Traveling expense capitalized in construction in progress(7) — 3 65

Traveling expense recognized as expense(7) 115 792 739

Annual Report 2011 Melco Crown Entertainment Limited

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

20. RELATED PARTY TRANSACTIONS (continued)

Related companies

Nature of transactions

Year Ended December 31,

2011 2010 2009

Transactions with affiliated companies that did not constitute connected transactions under

Chapter 14A of the Listing Rules

Chang Wah Garment Manufacturing Company

Limited (“Chang Wah”)(3) Operating and office supplies expenses $—$—$175

Purchase of property and equipment — — 150

MGM Grand Paradise Limited (“MGM”)(1) Office rental expense — — 155

Operating and office supplies expenses — 3 —

Purchase of property and equipment — — 37

Shuffle Master Asia Limited (“Shuffle Master”)(4) Operating and office supplies expenses — — 31

Purchase of property and equipment — — 4,200

Transactions with shareholders that constituted connected transactions under

Chapter 14A of the Listing Rules

Crown Interest charges capitalized in construction in progress — — 198

Interest charges recognized as expense 97 86 77

Other service fee income 4 — —

Rooms and food and beverage income 39 — —

Melco Interest charges capitalized in construction in progress — — 765

Interest charges recognized as expense 174 156 138

Other service fee income — 23 —

Rooms and food and beverage income $15 $39 $11

Melco Crown Entertainment Limited Annual Report 2011

20. RELATED PARTY TRANSACTIONS (continued)

Notes

(1) Companies in which a relative/relatives of Mr. Lawrence Ho, the Company’s Chief Executive Officer, has/have beneficial interests.

(2) An association of which certain subsidiaries of the Company are directors.

(3) A company in which a relative of Mr. Lawrence Ho had beneficial interest until end of December 2009.

(4) Companies in which the Company’s former Chief Operating Officer, who resigned this position in May 2009, was an independent non-executive director of its parent company.

(5) The negative amount including reversal of over-accrual of related expense during the year.

(6) The amounts mainly represent the Company’s reimbursement to Melco’s subsidiary for service fees incurred on its behalf for rental, office administration, travel and security coverage for the operation of the office of the Company’s Chief Executive Officer.

(7) Traveling expenses including ferry and hotel accommodation services within Hong Kong and Macau.

(8) The transaction constituted continuing connected transaction which was subject to reporting, announcement and annual review, but exempt from independent shareholders’ approval requirements under Chapter 14A.34 of the Listing Rules.

(a) Amounts Due From Affiliated Companies

The outstanding balances arising from operating income received or prepayment of operating expenses as of December 31, 2011 and 2010 are as follows:

December 31,

2011 2010

Melco’s subsidiaries and

its associated companies $ 1,744 $ 1,464

Shun Tak Group 102 64

$ 1,846 $ 1,528

The maximum amounts outstanding due from Melco’s subsidiaries during the years ended December 31, 2011 and 2010 were $1,841 and $1,757, respectively. The maximum amounts outstanding due from Melco’s associated companies during the years ended December 31,

2011 and 2010 were $4 and $5, respectively.

The maximum amounts outstanding due from Shun Tak Group during the years ended December 31, 2011 and 2010 were $236 and $64, respectively.

The outstanding balances due from affiliated companies as of December 31, 2011 and 2010 as mentioned above are unsecured, non-interest bearing and repayable on demand.

Annual Report 2011 Melco Crown Entertainment Limited

Notes to Consolidated Financial Statements
(In thousands of U.S. dollars, except share and per share data)

20. RELATED PARTY TRANSACTIONS (continued)

(b) *Amounts Due To Affiliated Companies*

The outstanding balances arising from operating expenses as of December 31, 2011 and 2010 are as follows:

	December 31, 2011	2010
Crown's subsidiary	$ 18	$ 99
Melco's subsidiaries and its associated companies	179	134
MCE Charity Association	120	—
Shun Tak Group	304	276
SJM	113	—
Sky Shuttle	302	—
STDM Group	101	164
	$ 1,137	$ 673

The outstanding balances due to affiliated companies as of December 31, 2011 and 2010 as mentioned above are unsecured, non-interest bearing and repayable on demand.

(c) *Loans From Shareholders*

Melco and Crown provided loans to the Company mainly for working capital purposes, for the acquisition of the Altira Macau and the City of Dreams sites and for construction of Altira Macau and City of Dreams.

As of December 31, 2010, the outstanding loan balance due to Melco amounted to HK$578,577,752 (approximately $74,367), was unsecured, interest bearing at 3-month HIBOR per annum and at 3-month HIBOR plus 1.5% per annum only during the period from May 16, 2008 to May 15, 2009 and repayable in May 2012. As of December 31, 2010, the outstanding loan balance due to Crown amounted to HK$321,157,031 (approximately $41,280), was unsecured, interest bearing at 3-month HIBOR per annum and repayable in May 2012.

On November 18, 2011, Melco and Crown agreed to convert their respective shareholder loans into equity. They entered into a series of agreements, pursuant to which, on November 29, 2011 (the "Capitalization Date"):

- Melco transferred by novation HK$180,000,000 (approximately $23,136) of the outstanding loan balances owed to Melco by the Company to Crown. On completion of the novation, the Company was indebted to Melco in the sum of HK$398,577,752 (approximately $51,231) and Crown in the sum of HK$501,157,031 (approximately $64,416).

- Each of Melco and Crown agreed to convert outstanding loan balances owed by the Company to them into shares. The Company issued a total of 40,211,930 ordinary shares in connection with the shareholder loan conversion, based on a conversion price of $2.87 per share.

The maximum amount of outstanding loan balances due to Melco and Crown during the years ended December 31, 2011 and 2010 was HK$578,577,752 (approximately $74,367) and HK$501,157,031 (approximately $64,416), respectively.

146 Melco Crown Entertainment Limited Annual Report 2011

20. RELATED PARTY TRANSACTIONS (continued)

(d) Amounts Due From/To Shareholders

As of December 31, 2011, the outstanding balance due from Melco of $6, arising from operating income received. As of December 31, 2010, the outstanding balance was a payable to Melco of $23, mainly related to interest payable on the outstanding loan balances. These amounts were unsecured, non-interest bearing and repayable on demand.

The amounts of $13 due to Crown as of December 31, 2010, related to interest payable on the outstanding loan balances, were unsecured, non-interest bearing and repayable on demand.

21. SEGMENT INFORMATION

The Group is principally engaged in the gaming and hospitality business. The chief operating decision maker monitors its operations and evaluates earnings by reviewing the assets and operations of Mocha Clubs, Altira Macau, City of Dreams and Studio City, which was acquired by the Group in July 2011. Taipa Square Casino is included within Corporate and Others. All revenues were generated in Macau.

Total Assets

December 31,

2011 2010 2009

Mocha Clubs $ 174,404 $ 145,173 $ 144,455

Altira Macau 577,145 571,504 575,477

City of Dreams 3,103,458 3,202,692 3,075,052

Studio City 713,637 — —

Corporate and Others 1,701,336 965,071 1,067,861

Total consolidated assets $6,269,980 $4,884,440 $4,862,845

Capital Expenditures

Year Ended December 31,

2011 2010 2009

Mocha Clubs $ 23,558 $ 13,140 $ 11,448

Altira Macau 6,662 7,784 6,712

City of Dreams 39,774 94,279 808,424

Studio City 713,253 — —

Corporate and Others 2,387 4,457 2,152

Total capital expenditures $ 785,634 $ 119,660 $ 828,736

Annual Report 2011 Melco Crown Entertainment Limited

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

21. SEGMENT INFORMATION (continued)

For the years ended December 31, 2011, 2010 and 2009, there was no single customer that contributed more than 10% of the total revenues.

The Group's segment information on its results of operations for the following years is as follows:

	Year Ended December 31, 2011	2010	2009
NET REVENUES			
Mocha Clubs	$ 131,934	$ 111,984	$ 97,984
Altira Macau	1,173,930	859,755	658,043
City of Dreams	2,491,383	1,638,401	552,141
Studio City	—	—	—
Corporate and Others	33,600	31,836	24,705
Total net revenues	$ 3,830,847	$ 2,641,976	$ 1,332,873
ADJUSTED PROPERTY EBITDA [(1)]			
Mocha Clubs	$ 40,475	$ 29,831	$ 25,416
Altira Macau	246,300	133,679	13,702
City of Dreams	594,440	326,338	56,666
Studio City	(300)	—	—
Total adjusted property EBITDA	880,915	489,848	95,784
OPERATING COSTS AND EXPENSES			
Pre-opening costs	(2,690)	(18,648)	(91,882)
Development costs	(1,110)	—	—
Amortization of gaming subconcession	(57,237)	(57,237)	(57,237)
Amortization of land use rights	(34,401)	(19,522)	(18,395)
Depreciation and amortization	(259,224)	(236,306)	(141,864)
Share-based compensation	(8,624)	(6,043)	(11,385)
Property charges and others	(1,025)	(91)	(7,040)
Corporate and others expenses	(71,494)	(59,489)	(40,028)
Total operating costs and expenses	$ (435,805)	$ (397,336)	$ (367,831)

	Year Ended December 31, 2011	2010	2009
OPERATING INCOME (LOSS)	$ 445,110	$ 92,512	$ (272,047)
NON-OPERATING EXPENSES			
Interest income	4,131	404	498
Interest expenses, net of capitalized interest	(113,806)	(93,357)	(31,824)
Reclassification of accumulated losses of interest rate swap agreements from accumulated other comprehensive losses	(4,310)	—	—
Change in fair value of interest rate swap agreements	3,947	—	—
Amortization of deferred financing costs	(14,203)	(14,302)	(5,974)
Loan commitment fees	(1,411)	3,811	(2,253)
Foreign exchange (loss) gain, net	(1,771)	3,563	491
Other income, net	3,664	1,074	2,516
Listing expenses	(8,950)	—	—
Loss on extinguishment of debt	(25,193)	—	—
Costs associated with debt modification	—	(3,310)	—
Total non-operating expenses	(157,902)	(102,117)	(36,546)
INCOME (LOSS) BEFORE INCOME TAX	287,208	(9,605)	(308,593)
INCOME TAX CREDIT (EXPENSE)	1,636	(920)	132
NET INCOME (LOSS)	288,844	(10,525)	(308,461)
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	5,812	—	—
NET INCOME (LOSS) ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED	$ 294,656	$ (10,525)	$ (308,461)

148 Melco Crown Entertainment Limited Annual Report 2011

21. SEGMENT INFORMATION (continued)

Note

(1) “Adjusted property EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, share-based compensation, property charges and others, corporate and other expenses, and other non-operating income and expenses. The chief operating decision maker uses Adjusted property EBITDA to measure the operating performance of Mocha Clubs, Altira Macau, City of Dreams and Studio City and to compare the operating performance of its properties with those of its competitors.

22. ACQUISITION OF SUBSIDIARIES

On June 16, 2011, the Company entered into a share purchase agreement and through its indirect subsidiary, MCE Cotai Investments Limited (“MCE Cotai”), to acquire from an affiliate of eSun Holdings Limited (“eSun Holdings”), an independent third party, a 60% equity interest in Studio City International Holdings Limited (formerly known as Cyber One Agents Limited) (“Studio City International Holdings”) (together with its direct and indirect subsidiaries, the “Studio City Group”), which is the developer of Studio City. The total consideration under the share purchase agreement and related transaction documents is $360,000 which include i) a payment to an affiliate of eSun Holdings for its entire 60% interest in, and a shareholder’s loan extended to, the Studio City Group at $200,000 and $60,000, respectively; where $65,000 and $195,000 were paid by the Group in June 2011 and July 2011, respectively, and ii) a payment of $100,000 in cash in three instalments of $50,000, $25,000 and $25,000 over two years commencing upon the closing of the transaction on July 27, 2011 to New Cotai Holdings, LLC (the noncontrolling shareholder who owns 40% interest in Studio City International Holdings), for transferring to the Studio City Group the shares of other entities that own rights to develop the gaming areas of Studio City. The first instalment of $50,000 was settled by the Group in August 2011, the second instalment of $25,000 will be payable in July 2012 and the remaining instalment of $25,000 will be payable in July 2013.

On July 27, 2011, the Group completed the acquisition of 60% equity interest in the Studio City Group. The Studio City Group did not have any operation and revenue before the acquisition. The Group principally acquired a parcel of land and related construction in progress through the acquisition of the Studio City Group and this transaction was accounted for as acquisition of assets and liabilities.

Annual Report 2011 Melco Crown Entertainment Limited 149

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

22. ACQUISITION OF SUBSIDIARIES (continued)

The net assets acquired in the transaction are as follows:

Amount recognized at the date of acquisition

Net assets acquired:

Cash and cash equivalents $35,818

Prepaid expenses and other current assets 72

Deposits 432

Land use right, net 549,079

Construction in progress 139,201

Accrued expenses and other current liabilities (10,939)

Land use right payable (47,020)

Deferred tax liabilities (54,985)

Noncontrolling interests (237,309)

Net assets $374,349

Total consideration satisfied by:

Cash paid $310,000

Payables for acquisition of assets and liabilities 45,964

355,964

Direct costs incurred for acquisition of assets and liabilities 18,385

$374,349

23. OPERATING INCOME (LOSS)

Operating income (loss) is arrived at after charging:

Year Ended December 31, 2011 2010 2009

Auditor’s remuneration $791 $906 $929

Loss on disposal of property and equipment $426 $176 $640

150 Melco Crown Entertainment Limited Annual Report 2011

24. DIRECTORS’ EMOLUMENTS

Details of the emoluments paid or payable to the Directors during the years ended December 31, 2011, 2010 and 2009 were as follows:

Directors’ Fees

Salaries and Other Benefits

Performance Bonuses(1)

Retirement Benefit Scheme Contributions

Share-based Compensation

2011 Total

Co-chairman, executive Director

Lawrence Yau Lung Ho $— $1,050 $1,575 $2 $2,102 $4,729

Co-chairman, non-executive Director

James Douglas Packer — — — — — —

Non-executive Directors

John Peter Ben Wang — — — — 89 89

Yuk Man Chung — — — — 89 89

William Todd Nisbet — — — — — —

Rowen Bruce Craigie — — — — — —

Independent non-executive Directors

James Andrew Charles MacKenzie 115 — — — 65 180

Thomas Jefferson Wu 102 — — — 105 207

Yiu Wa Alec Tsui 110 — — — 105 215

Robert Wason Mactier 86 — — — 105 191

$413 $1,050 $1,575 $2 $2,660 $5,700

Annual Report 2011 Melco Crown Entertainment Limited 151

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

24. DIRECTORS’ EMOLUMENTS (continued)

Directors’ Fees

Salaries and Other Benefits

Performance Bonuses(1)

Retirement Benefit Scheme Contributions

Share-based Compensation

2010 Total

Co-chairman, executive Director

Lawrence Yau Lung Ho $— $1,050 $2,074 $2 $1,004 $4,130

Co-chairman, non-executive Director

James Douglas Packer — — — — — —

Non-executive Directors

John Peter Ben Wang — — — — 58 58

Yuk Man Chung — — — — 58 58

William Todd Nisbet — — — — — —

Rowen Bruce Craigie — — — — — —

Independent non-executive Directors

James Andrew Charles MacKenzie 94 — — — 40 134

Thomas Jefferson Wu 95 — — — 81 176

Yiu Wa Alec Tsui 95 — — — 81 176

Robert Wason Mactier 74 — — — 81 155

$358 $1,050 $2,074 $2 $1,403 $4,887

152 Melco Crown Entertainment Limited Annual Report 2011

24. DIRECTORS’ EMOLUMENTS (continued)

Directors’ Fees

Salaries and Other Benefits

Performance Bonuses(1)

Retirement Benefit Scheme Contributions

Share-based Compensation

2009 Total

Co-chairman, executive Director

Lawrence Yau Lung Ho $— $713 $— $2 $3,292 $4,007

Co-chairman, non-executive Director

James Douglas Packer — — — — — —

Non-executive Directors

John Peter Ben Wang — — — — 84 84

Yuk Man Chung — — — — 84 84

William Todd Nisbet — — — — — —

Rowen Bruce Craigie — — — — 32 32

John Henry Alexander (resigned as non-executive Director on October 14, 2009) (2) — — — —(2) (2)

Independent non-executive Directors

James Andrew Charles MacKenzie 88 — — — 33 121

Thomas Jefferson Wu 86 — — — 107 193

Yiu Wa Alec Tsui 90 — — — 107 197

Robert Wason Mactier 70 — — — 107 177

$334 $713 $— $2 $3,844 $4,893

Notes

(1) Performance bonuses are determined with reference to the performance of individuals and market trends.

(2) The negative amount for Mr. John Henry Alexander in 2009 includes reversal of share-based compensation for previous years of services after his resignation as non-executive Director on October 14, 2009.

Annual Report 2011 Melco Crown Entertainment Limited 153

Notes to Consolidated Financial Statements
(In thousands of U.S. dollars, except share and per share data)

24. DIRECTORS' EMOLUMENTS (continued)

During the years ended December 31, 2011, 2010 and 2009, no emoluments have been paid to the Directors or the five highest paid individuals disclosed in Note 25 as an inducement to join or upon joining the Company, or as compensation for loss of office. Except for Mr. Rowen Bruce Craigie who waived emoluments of $200 related to services provided in 2008 and 2009 during the year ended December 31, 2010, and Mr. William Todd Nisbet who waived emoluments of $120 related to services provided in 2010 during the year ended December 31, 2011, no Director or the five highest paid individuals disclosed in Note 25 waived any emoluments during the years ended December 31, 2011, 2010 and 2009.

25. EMPLOYEES' EMOLUMENTS

For each of the three years ended December 31, 2011, 2010 and 2009, the five highest paid individuals included one Director of the Company. The emoluments of the remaining four highest paid individuals for the years ended December 31, 2011, 2010 and 2009 are as follows:

	Year Ended December 31, 2011	2010	2009
Basic salaries, housing allowances, other allowances and benefits in kind	$ 2,359	$ 2,912	$ 1,724
Performance bonuses[1]	1,909	1,908	—
Retirement benefit scheme contributions	149	94	157
Share-based compensation	1,968	1,828	2,325
	$ 6,385	$ 6,742	$ 4,206

Note

(1) Performance bonuses are determined with reference to the performance of individuals and market trends.

Their emoluments were within the following bands:

	Number of Employees Year Ended December 31, 2011	2010	2009
HK$6,000,001 (approximately $771) to HK$6,500,000 (approximately $835)	–	–	1
HK$6,500,001 (approximately $835) to HK$7,000,000 (approximately $900)	–	–	1
HK$7,500,001 (approximately $964) to HK$8,000,000 (approximately $1,028)	–	–	1
HK$9,000,001 (approximately $1,157) to HK$9,500,000 (approximately $1,221)	1	–	–
HK$9,500,001 (approximately $1,221) to HK$10,000,000 (approximately $1,285)	–	1	–
HK$10,000,001 (approximately $1,285) to HK$10,500,000 (approximately $1,350)	–	1	–
HK$10,500,001 (approximately $1,350) to HK$11,000,000 (approximately $1,414)	1	–	–
HK$11,000,001 (approximately $1,414) to HK$11,500,000 (approximately $1,478)	–	1	–
HK$12,000,001 (approximately $1,542) to HK$12,500,000 (approximately $1,607)	–	–	1
HK$14,500,001 (approximately $1,864) to HK$15,000,000 (approximately $1,928)	2	–	–
HK$21,000,001 (approximately $2,699) to HK$21,500,000 (approximately $2,763)	–	1	–
	4	4	4

154 Melco Crown Entertainment Limited Annual Report 2011

26. DIFFERENCES BETWEEN U.S. GAAP AND IFRS

The consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from IFRS. The significant differences, that have a material impact on the Company’s shareholders’ equity and net income (loss) attributable to the Company, relate principally to the accounting for the following:

(a) Capitalization of amortization of land use rights as property and equipment

Under U.S. GAAP, the amortization of land use rights is recognized in the consolidated statements of operations over the estimated lease term of the land on a straight-line basis and is not capitalized to the construction in progress during the property construction period.

Under IFRS, the amortization of land use rights is generally recognized in the consolidated statements of operations over the estimated lease term of the land on a straight-line basis. If the amortization of land use rights is expenditure directly attributable to bringing a property to working condition for its intended use, the related amortization is capitalized to construction in progress, until such time as the construction works are completed.

(b) Borrowing costs

Under U.S. GAAP, the amount of interest cost to be capitalized is determined by applying the capitalization rate to the average amount of accumulated expenditures for the asset during the construction period. If the average accumulated expenditures exceed the total amount of that borrowing, the capitalization rate to be applied to such excess shall be a weighted average of the rates applicable to other borrowings of the entity. Income earned on temporary investment of actual borrowings is not generally deducted from the amount of borrowing costs to be capitalized.

Under IFRS, to the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the entity shall determine the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. If an entity borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the entity shall determine the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate shall be the weighted average of the borrowing costs applicable to the borrowings of the entity that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset.

(c) Deferred income taxes

Under U.S. GAAP, deferred income tax is recognized for the temporary differences arising from an asset purchase that is not a business combination. The tax effect of asset purchases that are not business combinations in which the amount paid differs from the tax basis of the asset shall not result in immediate statements of operations recognition. The differences are considered to be a temporary difference and a deferred tax asset or liability should be recognized. The simultaneous-equations method shall be used to calculate the assigned value of the asset and the related deferred tax assets or deferred tax liabilities.

Annual Report 2011 Melco Crown Entertainment Limited 155

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

26. DIFFERENCES BETWEEN U.S. GAAP AND IFRS (continued)

(c) Deferred income taxes (continued)

Under IFRS, deferred income tax is not recognized for temporary differences resulting from the initial recognition of an asset or liability in a transaction that is not a business combination and do not affect accounting or taxable profit as of the transaction date. Therefore, the carrying value of the asset and liability is not adjusted.

The value of land use rights acquired for Altira Macau, City of Dreams and Studio City are different under U.S. GAAP and IFRS. Accordingly, the amount of amortization of land use rights over the estimated useful lives and the deferred income taxes are different.

(d) Share-based compensation

Under U.S. GAAP, for awards that have graded vesting features and service condition only, an entity has to choose as an accounting policy either to (1) recognize a charge on an accelerated basis to reflect the vesting as it occurs (which is similar to the method under IFRS) or (2) amortize the entire grant on a straight-line basis over the longest vesting period.

IFRS states that share-based compensation expense is recognized on an accelerated method where an entity recognizes compensation cost over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards. Each portion is treated as a separate grant, as each portion has a different vesting period.

The Group has adopted the straight-line method in the preparation of its consolidated financial statements. Compensation expense recognized will be different under U.S. GAAP and IFRS.

(e) Deferred financing costs

Under U.S. GAAP, fees paid to lenders and other third-party costs incurred in relation to a debt refinancing are distinguished and accounted for differently depending on the classification of such debt as modified or extinguished in accordance with U.S. GAAP. If the debt is extinguished, fees paid to lenders are included in gain or loss on extinguishment of debt and other third-party costs are capitalized as deferred financing costs and amortized as an adjustment of interest expense over the term of the amended debt instrument.

Under IFRS, if an exchange of debt instruments or modification of terms is accounted for as an extinguishment, all fees and costs incurred are recognized as part of the gain or loss on the extinguishment, there is no difference in the treatment for fees paid to lenders and other third-party costs.

In addition, deferred financing costs are presented in the consolidated balance sheets as either assets or a reduction of the debt balance under U.S. GAAP whilst they can only be presented in the consolidated balance sheets as a reduction of debt balance under IFRS.

156 Melco Crown Entertainment Limited Annual Report 2011

26. DIFFERENCES BETWEEN U.S. GAAP AND IFRS (continued)

There are other differences between U.S. GAAP and IFRS relevant to the accounting policies of the Group. Such differences do not have a material impact on the Company’s shareholders’ equity as at December 31, 2011 and 2010 and net income (loss) attributable to the Company during the years ended December 31, 2011, 2010 and 2009 but may affect future periods and the relevant details are set out below:

Impairment of assets

Under U.S. GAAP, entities are required to use a two-step approach to measure impairment. In step 1, entities perform a recoverability test by comparing the expected undiscounted future cash flows to be derived from the asset with its carrying amount. If the asset fails the recoverability test, step 2 is required, and the entity must record an impairment loss calculated as the excess of the asset’s carrying amount over its fair value. Fair value should be calculated as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date”.

Under IFRS, the impairment loss is calculated as the excess of the asset’s carrying amount over its recoverable amount. The recoverable amount is the higher of an asset’s (1) fair value less costs to sell and (2) value in use. “Fair value less costs to sell” is defined as “the amount obtainable from the sale of an asset or cash-generating unit in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal”. When entities calculate value in use, they discount the expected future cash flows to be generated by the asset to their net present value.

Under U.S. GAAP, if the recoverability test in step 1 is passed, impairment is not recorded even if the fair value of the asset is less than its carrying amount. Accordingly, an impairment loss may be recorded under IFRS but may not be recorded under U.S. GAAP under the same set of circumstances. When an impairment loss is recorded under both U.S. GAAP and IFRS, the amount of the impairment loss may not be the same under U.S. GAAP and IFRS because the fair value (under U.S. GAAP) and recoverable amount (under IFRS) may differ.

During the years ended December 31, 2011, 2010 and 2009, the management of the Group considered that there is no material difference between the amount of impairment loss recorded under U.S. GAAP and IFRS.

There are also differences between U.S. GAAP and IFRS in the presentation and classification of items in the consolidated statements of operations, balance sheets and statements of cash flows. In addition, there are differences on financial statement disclosure required between U.S. GAAP and IFRS. Such differences do not have impact on the Company’s shareholders’ equity as at December 31, 2011 and 2010 or net income (loss) attributable to the Company during the years ended December 31, 2011,

2010 and 2009.

Annual Report 2011 Melco Crown Entertainment Limited 157

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

26. DIFFERENCES BETWEEN U.S. GAAP AND IFRS (continued)

The material adjustments necessary to restate net income (loss) attributable to the Company and the Company’s shareholders’ equity in accordance with IFRS are summarized as follows:

Year Ended December 31,

2011 2010 2009

Net income (loss) attributable to the Company as reported under U.S. GAAP $ 294,656 $ (10,525) $ (308,461)

IFRS adjustments:

Capitalization of amortization of land use rights as property and equipment 13,346 382 6,872

Additional (reduction in) capitalization of borrowing costs as property and equipment 217 1,129 (110)

Reversal of deferred tax in relation to land use rights (2,642) (940) (1,537)

Decrease in amortization of land use rights as a result of change in assigned value of land use rights 2,505 941 941

Additional depreciation of property and equipment in relation to difference in capitalization of amortization of land use rights and borrowing costs (2,029) (1,847) (1,057)

Additional share-based compensation recognized (1,639) (210) (1,449)

Reduction in amortization of deferred financing costs 3,386 — —

Financing costs recognized as part of loss on extinguishment of debt (29,328) — —

Reduction in net loss attributable to noncontrolling interests (1) (5,220) — —

Net income (loss) attributable to the Company as reported under IFRS $ 273,252 $ (11,070) $ (304,801)

Year Ended December 31, 2011 2010 2009

Net income (loss) attributable to the Company per share under IFRS:

Basic $ 0.170 $ (0.007) $ (0.208)

Diluted $ 0.169 $ (0.007) $ (0.208)

Weighted average shares used in net income (loss) attributable to the Company per share calculation under IFRS:

Basic 1,604,213,324 1,595,552,022 1,465,974,019

Diluted 1,618,034,027 1,595,552,022 1,465,974,019

158 Melco Crown Entertainment Limited Annual Report 2011

26. DIFFERENCES BETWEEN U.S. GAAP AND IFRS (continued)

December 31, 2011 2010

The Company’s shareholders’ equity as reported under U.S. GAAP $2,956,155 $2,523,191

IFRS adjustments:

Capitalization of amortization of land use rights as property and equipment 61,143 47,797

Additional capitalization of borrowing costs as property and equipment 1,706 1,489

Reduction in amortization of deferred financing costs 3,386 —

Reversal of deferred tax in relation to land use rights (11,155) (8,513)

Decrease in amortization of land use rights as a result of change in assigned value of land use rights 7,347 4,842

Additional depreciation of property and equipment in relation to difference in capitalization of amortization of land use rights and borrowing costs (5,597) (3,568)

Financing costs recognized as part of loss on extinguishment of debt (29,328) —

Reduction in net loss attributable to noncontrolling interests (5,220) —

The Company’s shareholders’ equity as reported under IFRS $2,978,437 $2,565,238

A reconciliation of the significant consolidated balance sheets accounts from amounts as reported under U.S. GAAP to amounts as reported under IFRS is as follows:

December 31, 2011 2010

Property and equipment, net:

As reported $2,655,429 $2,671,895

IFRS adjustments:

Capitalization of amortization of land use rights as property and equipment 62,181 47,797

Additional capitalization of borrowing costs as property and equipment 1,706 1,489

Additional depreciation of property and equipment in relation to difference in capitalization of amortization of land use rights and borrowing costs (5,597) (3,568)

Capitalization of start-up costs as property and equipment 910 —

Under IFRS $2,714,629 $2,717,613

Deferred financing costs:

As reported $ 42,738 $ 45,387

IFRS adjustments(2):

Reduction in amortization of deferred financing costs 3,386 —

Financing costs recognized as part of loss on extinguishment of debt (29,328) —

Under IFRS $ 16,796 $ 45,387

Annual Report 2011 Melco Crown Entertainment Limited 159

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

26. DIFFERENCES BETWEEN U.S. GAAP AND IFRS (continued)

December 31, 2011 2010

Land use rights, net:

As reported $942,968 $428,155

IFRS adjustments:

Decrease in amortization of land use right as a result of change in assigned value of land use rights 7,347 4,842

Reversal of deferred tax liabilities recognized upon acquisition of land use rights (79,707) (24,722)

Reduction in land use rights recognized upon acquisition of subsidiaries as a result of capitalization of amortization of land use rights and start-up costs as property and equipment (1,948) —

Under IFRS $868,660 $408,275

Deferred tax liabilities:

As reported $70,028 $18,010

IFRS adjustments:

Reversal of deferred tax in relation to land use rights 11,155 8,513

Reversal of deferred tax liabilities recognized upon acquisition of land use rights (79,707) (24,722)

Under IFRS $1,476 $1,801

December 31, 2011 2010

Additional paid-in capital:

As reported $ 3,223,274 $ 3,095,730

IFRS adjustment:

Additional share-based compensation recognized 6,025 4,386

Under IFRS $ 3,229,299 $ 3,100,116

Noncontrolling interests:

As reported $ 231,497 $ —

IFRS adjustments:

Noncontrolling interests’ share on capitalization of amortization of land use rights as property and equipment 5,338 —

Noncontrolling interests’ share on decrease in amortization of land use rights as a result of change in assigned value of land use rights 626 —

Noncontrolling interests’ share on reversal of deferred tax in relation to land use rights (744) —

Under IFRS $ 236,717 $ —

160 Melco Crown Entertainment Limited Annual Report 2011

26. DIFFERENCES BETWEEN U.S. GAAP AND IFRS (continued)

December 31, 2011 2010

Accumulated losses:

As reported $282,510 $577,166

IFRS adjustments:

Capitalization of amortization of land use rights as property and equipment (61,143) (47,797)

Additional capitalization of borrowing costs as property and equipment (1,706) (1,489)

Reversal of deferred tax in relation to land use rights 11,155 8,513

Decrease in amortization of land use rights as a result of change in assigned value of land use rights (7,347) (4,842)

Additional depreciation of property and equipment in relation to difference in capitalization of amortization of land use rights and borrowing costs 5,597 3,568

Additional share-based compensation recognized 6,025 4,386

Reduction in amortization of deferred financing costs (3,386) —

Financing costs recognized as part of loss on extinguishment of debt 29,328 —

Reduction in net loss attributable to noncontrolling interests 5,220 —

Under IFRS $266,253 $539,505

A reconciliation of the significant consolidated statements of operations accounts from amounts as reported under U.S. GAAP to amounts as reported under IFRS is as follows:

Year Ended December 31, 2011 2010 2009

General and administrative expenses:

As reported $ 220,224 $ 199,830 $ 130,986

IFRS adjustment:

Additional share-based compensation recognized 1,639 210 1,449

Under IFRS $ 221,863 $ 200,040 $ 132,435

Amortization of land use rights:

As reported $ 34,401 $ 19,522 $ 18,395

IFRS adjustments:

Capitalization of amortization of land use rights as property and equipment (13,346) (382) (6,872)

Decrease in amortization of land use rights as a result of change in assigned value of land use rights (2,505) (941) (941)

Under IFRS $ 18,550 $ 18,199 $ 10,582

Annual Report 2011 Melco Crown Entertainment Limited 161

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

26. DIFFERENCES BETWEEN U.S. GAAP AND IFRS (continued)

Year Ended December 31, 2011 2010 2009

Depreciation and amortization:

As reported $ 259,224 $ 236,306 $ 141,864

IFRS adjustment:

Additional depreciation of property and equipment in relation to difference in capitalization of amortization of land use rights and borrowing costs 2,029 1,847 1,057

Under IFRS $ 261,253 $ 238,153 $ 142,921

Interest expenses, net of capitalized interest:

As reported $ 113,806 $ 93,357 $ 31,824

IFRS adjustment:

(Additional) reduction in capitalization of borrowing costs as property and equipment (217) (1,129) 91

Under IFRS $ 113,589 $ 92,228 $ 31,915

Amortization of deferred financing costs:

As reported $ 14,203 $ 14,302 $ 5,974

IFRS adjustments:

Reduction in amortization of deferred financing costs (3,386) — —

Reduction in capitalization of borrowing costs as property and equipment — — 19

Under IFRS $ 10,817 $ 14,302 $ 5,993

Year Ended December 31, 2011 2010 2009

Loss on extinguishment of debt:

As reported $ 25,193 $ — $ —

IFRS adjustment:

Financing costs recognized as part of loss on extinguishment of debt 29,328 — —

Under IFRS $ 54,521 $ — $ —

Income tax credit (expense):

As reported $ 1,636 $(920) $ 132

IFRS adjustment:

Reversal of deferred tax in relation to land use rights (2,642) (940) (1,537)

Under IFRS $(1,006) $(1,860) $(1,405)

Net loss attributable to noncontrolling interests:

As reported $ 5,812 $ — $ —

IFRS adjustments:

Noncontrolling interests’ share on capitalization of amortization of land use rights as property and equipment (5,338) — —

Noncontrolling interests’ share on decrease in amortization of land use rights as a result of change in assigned value of land use rights (626) — —

Noncontrolling interests’ share on reversal of deferred tax in relation to land use rights 744 — —

Under IFRS $ 592 $ — $ —

Notes

(1) The amount represents the effect attributable to noncontrolling interests as a result of the differences between U.S. GAAP and IFRS.

(2) The IFRS adjustment does not include the reclassification of the deferred financing costs as a reduction of the debt balance as this has no effect on the Company’s shareholders’ equity or net income (loss) attributable to the Company.

162 Melco Crown Entertainment Limited Annual Report 2011

27. PARTICULARS OF SUBSIDIARIES OF THE COMPANY

Particulars of subsidiaries are as follows:

Name of Subsidiary	Place of Incorporation/ Establishment/ Operation	Nominal Value of Issued and Fully Paid Share Capital/Quota Capital	Attributable Proportion of Nominal Value of Issued Share Capital/ Quota Capital Held by the Group 2011	2010	Principal Activities
Altira Developments	Macau	Ordinary shares — MOP1,000,000	100%**	100%**	Casino and hotel development
Altira Hotel	Macau	Quota capital — MOP25,000	100%**	100%**	Hotel related businesses
COD Theatre Limited	Macau	Quota capital — MOP25,000	100%**	100%**	Performance theatre show operations
Golden Future (Management Services) Limited	Macau	Quota capital — MOP25,000	100%**	100%**	Management services provider
MCE Cotai	Cayman Islands	Ordinary share — US$0.01	100%**	N/A	Investment holding
MCE Designs and Brands Limited	BVI	Ordinary share — US$1	100%**	100%**	Inactive
MCE Finance	Cayman Islands	Ordinary shares — US$12.02	100%*	100%*	Financing
MCE Holdings Limited	Cayman Islands	Ordinary share — US$0.01	100%*	100%*	Investment holding
MCE Holdings Three Limited (formerly known as MPEL (Greater China) Limited)	Cayman Islands	Ordinary shares — Class A shares: US$0.4 Class B shares: US$1.6	100%**	100%**	Investment holding
MCE Holdings Two Limited (formerly known as MPEL (Macau Peninsula) Limited)	BVI	Ordinary share — US$1	100%*	100%*	Investment holding

Annual Report 2011 Melco Crown Entertainment Limited 163

Notes to Consolidated Financial Statements
(In thousands of U.S. dollars, except share and per share data)

27. PARTICULARS OF SUBSIDIARIES OF THE COMPANY (continued)

Name of Subsidiary	Place of Incorporation/ Establishment/ Operation	Nominal Value of Issued and Fully Paid Share Capital/Quota Capital	Attributable Proportion of Nominal Value of Issued Share Capital/ Quota Capital Held by the Group 2011	2010	Principal Activities
MCE International Limited	Hong Kong	Ordinary share — HK$1	100%*	100%*	Marketing services provider
MCE Management Limited	Hong Kong	Ordinary share — HK$1	100%*	100%*	Inactive
Melco Crown (Cafe) Limited	Macau	Quota capital — MOP25,000	100%**	100%**	Catering operations and management services provider
Melco Crown COD (CT) Hotel Limited	Macau	Quota capital — MOP25,000	100%**	100%**	Inactive
Melco Crown (COD) Developments	Macau	Quota capital — MOP1,000,000	100%**	100%**	Integrated entertainment resort development
Melco Crown COD (GH) Hotel Limited	Macau	Quota capital — MOP25,000	100%**	100%**	Hotel related businesses
Melco Crown (COD) Hotels	Macau	Quota capital — MOP25,000	100%**	100%**	Hotel related businesses
Melco Crown COD (HR) Hotel Limited	Macau	Quota capital — MOP25,000	100%**	100%**	Inactive
Melco Crown (COD) Retail Services Limited	Macau	Quota capital — MOP25,000	100%**	100%**	Retail and shops operations
Melco Crown (COD) Ventures Limited	Macau	Quota capital — MOP25,000	100%**	100%**	Inactive
Melco Crown Gaming	Macau	Ordinary shares — Class A shares[1]: MOP280,000,000 Class B shares[2]: MOP720,000,000	100%**[3]	100%**[3]	Casino operations and investment holding

164 Melco Crown Entertainment Limited Annual Report 2011

27. PARTICULARS OF SUBSIDIARIES OF THE COMPANY (continued)

Name of Subsidiary	Place of Incorporation/ Establishment/ Operation	Nominal Value of Issued and Fully Paid Share Capital/Quota Capital	Attributable Proportion of Nominal Value of Issued Share Capital/ Quota Capital Held by the Group 2011	2010	Principal Activities
Melco Crown Hospitality and Services Limited	Macau	Quota capital — MOP25,000	100%**	100%**	Management services provider
Melco Crown (Macau Peninsula) Developments Limited	Macau	Quota capital — MOP25,000	100%**	100%**	Management services provider
Melco Crown (Macau Peninsula) Hotel Limited	Macau	Quota capital — MOP25,000	100%**	100%**	Inactive
Melco Crown Security Services Limited	Macau	Quota capital — MOP1,000,000	100%**	100%**	Management services provider
Mocha Cafe Limited	Macau	Quota capital — MOP25,000	100%**	100%**	Inactive
Mocha Slot Group Limited	BVI/ Macau	Ordinary shares — US$100	100%**	100%**	Investment holding
Mocha Slot Management Limited	Macau	Quota capital — MOP25,000	100%**	100%**	Inactive
MPEL Cotai Developments Limited	Macau	Quota capital — MOP25,000	100%**	100%**	Inactive
MPEL (Delaware) LLC	United States of America	Capital contribution — US$100	100%**	100%**	Inactive
MPEL International Limited	Cayman Islands	Ordinary shares — US$4	100%**	100%**	Investment holding
MPEL Investments Limited	Cayman Islands	Ordinary shares — US$2.02	100%**	100%**	Investment holding
MPEL Nominee One Limited	Cayman Islands	Ordinary share — US$0.01	100%**	100%**	Investment holding

Annual Report 2011 Melco Crown Entertainment Limited 165

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

27. PARTICULARS OF SUBSIDIARIES OF THE COMPANY (continued)

Name of Subsidiary	Place of Incorporation/ Establishment/ Operation	Nominal Value of Issued and Fully Paid Share Capital/Quota Capital	Attributable Proportion of Nominal Value of Issued Share Capital/ Quota Capital Held by the Group 2011	2010	Principal Activities
MPEL Nominee Three Limited	Cayman Islands	Ordinary share — US$0.01	100%**	100%**	Investment holding
MPEL Nominee Two Limited	Cayman Islands	Ordinary share — US$0.01	100%**	100%**	Investment holding
MPEL Projects Limited	BVI	Ordinary share — US$1	100%**	100%**	Investment holding
MPEL Properties (Macau) Limited	Macau	Quota capital — MOP25,000	100%**	100%**	Property holding
MPEL Services Limited	Hong Kong	Ordinary share — HK$1	100%*	100%*	Management services provider
MPEL Services (US) Ltd.	United States of America	Common stock — US$100,000	100%**	100%**	Management services provider
MPEL Ventures Limited	BVI	Ordinary share — US$1	100%*	100%*	Investment holding
Studio City Developments	Macau	Quota capital — MOP6,000,000	60%**	N/A	Integrated entertainment resort development
Studio City Hospitality and Services Limited (formerly known as MSC Hospitalidade e Serviços Sociedade Unipessoal Limitada)	Macau	Quota capital — MOP25,000	60%**	N/A	Management services provider
Studio City Hotels Limited (formerly known as MSC Hotéis, Limitada)	Macau	Quota capital — MOP25,000	60%**	N/A	Hotel related businesses
Studio City Services Limited (formerly known as MSC Serviços Limitada)	Macau	Quota capital — MOP25,000	60%**	N/A	Investment holding
MSCT Limited[4]	Macau	Quota capital — MOP30,000	45%**	N/A	Inactive and dissolved on December 14, 2011

166 Melco Crown Entertainment Limited Annual Report 2011

27. PARTICULARS OF SUBSIDIARIES OF THE COMPANY (continued)

Name of Subsidiary	Place of Incorporation/ Establishment/ Operation	Nominal Value of Issued and Fully Paid Share Capital/Quota Capital	Attributable Proportion of Nominal Value of Issued Share Capital/ Quota Capital Held by the Group 2011	2010	Principal Activities
New Cotai Entertainment, LLC	United States of America	Capital contribution — US$100	60%**	N/A	Investment holding
Studio City Entertainment Limited (formerly known as MSC Diversões, Limitada and New Cotai Entertainment (Macau) Limited)	Macau	Quota capital — MOP100,000	60%**	N/A	Management services provider
Studio City Company Limited	BVI	Ordinary share — US$1	60%**	N/A	Inactive
Studio City Finance Limited	BVI	Ordinary share — US$1	60%**	N/A	Investment holding
Studio City (HK) Limited (formerly known as Macau Studio City (Hong Kong) Limited and Macao Studio City (Hong Kong) Limited)	Hong Kong	Ordinary share — HK$1	60%**	N/A	Management services provider
Studio City Holdings Limited	BVI	Ordinary share — US$1	60%**	N/A	Investment holding
Studio City Holdings Two Limited (formerly known as Cyber Neighbour Limited)	BVI	Ordinary share — US$1	60%**	N/A	Investment holding
Studio City International Holdings	BVI	Ordinary shares — US$10,000	60%**	N/A	Investment holding
Studio City Investments Limited	BVI	Ordinary share — US$1	60%**	N/A	Investment holding

* Directly owned by the Company

** Indirectly owned by the Company

Annual Report 2011 Melco Crown Entertainment Limited 167

Notes to Consolidated Financial Statements

(In thousands of U.S. dollars, except share and per share data)

27. PARTICULARS OF SUBSIDIARIES OF THE COMPANY (continued)

Notes

(1) The holders of the class A shares, as a group, are entitled to an annual dividend in an amount in the aggregate of up to MOP1 (the “Class A Dividend”) and a preferential distribution in the event of liquidation of Melco Crown Gaming or return of capital to the class A shares in an amount in the aggregate of up to MOP1 (the “Class A Capital Distribution”), and shall be entitled to no other dividends, distributions, return of capital, liquidation proceeds, return of par value, or other sum of any type from Melco Crown Gaming.

(2) The class B shares in the aggregate represent the entire rights to receive dividends and other distributions from, and capital of, Melco Crown Gaming, after payment of the Class A Dividend and the Class A Capital Distribution in respect of class A shares. The holders of the class B shares, in proportion to their ownership thereof, shall be entitled to receive any dividends, distributions, capital, liquidation proceeds, par value, or other emoluments that may at any time be paid to or received by the holders of the class A shares, except the Class A Dividend and the Class A Capital Distribution.

(3) Certain Macau laws require companies limited by shares (sociedade anonima) incorporated in Macau to have a minimum of three shareholders, and all gaming concessionaires and subconcessionaires to be managed by a Macau permanent resident, the managing director, who must hold at least 10% of the share capital of the concessionaire or subconcessionaire. In accordance with such Macau laws, approximately 90% of the share capital of Melco Crown Gaming is indirectly owned by the Company. While the Group complies with the Macau laws, Melco Crown Gaming is considered an indirectly 100% owned subsidiary of the Company for purposes of the consolidated financial statements of the Company because the economic interest of the 10% holding of the managing director is limited to, in aggregate with other class A shareholders, MOP1 on the winding up or liquidation of Melco Crown Gaming and to receive an aggregate annual dividend of MOP1.

(4) This company was a 75% non-wholly owned subsidiary of Studio City International Holdings and it was dissolved on December 14, 2011.

None of the subsidiaries had any debt securities outstanding at the end of the year or at any time during the year except for the Senior Notes issued by MCE Finance as disclosed in Note 11, which the Group had no interest.

168 Melco Crown Entertainment Limited Annual Report 2011

Additional Information — Financial Statements Schedule 1

Financial Information of Parent Company

(In thousands of U.S. dollars, except share and per share data)

BALANCE SHEETS

December 31,

2011 2010

ASSETS

CURRENT ASSETS

Cash and cash equivalents $ 77,805 $ 3,198

Amounts due from affiliated companies 1,551 1,351

Amounts due from subsidiaries 49,889 77,682

Income tax receivable — 198

Prepaid expenses and other current assets 5,966 4,722

Total current assets 135,211 87,151

INVESTMENTS IN SUBSIDIARIES(1) 3,415,113 2,734,880

LONG-TERM PREPAYMENT 135 641

RESTRICTED CASH 364,807 —

DEFERRED FINANCING COST 5,159 —

TOTAL $ 3,920,425 $ 2,822,672

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES

Accrued expenses and other current liabilities $ 8,317 $ 1,890

Income tax payable 67 —

Amounts due to affiliated companies 52 137

Amounts due to subsidiaries 181,609 181,771

Amounts due to shareholders — 36

Total current liabilities $ 190,045 $ 183,834

December 31,

2011 2010

LONG-TERM DEBT $ 718,085 $ —

ADVANCE FROM A SUBSIDIARY 56,140 —

LOANS FROM SHAREHOLDERS — 115,647

SHAREHOLDERS’ EQUITY

Ordinary shares at US$0.01 par value per share

(Authorized — 7,300,000,000 and 2,500,000,000 shares as of December 31, 2011 and 2010 and issued — 1,653,101,002 and 1,605,658,111 shares as of December 31, 2011 and 2010, respectively) 16,531 16,056

Treasury shares, at US$0.01 par value per share (10,552,328 and 8,409,186 shares as of December 31, 2011 and 2010, respectively) (106) (84)

Additional paid-in capital 3,223,274 3,095,730

Accumulated other comprehensive losses (1,034) (11,345)

Accumulated losses (282,510) (577,166)

Total shareholders’ equity 2,956,155 2,523,191

TOTAL $ 3,920,425 $ 2,822,672

NET CURRENT LIABILITIES $(54,834) $(96,683)

TOTAL ASSETS LESS CURRENT LIABILITIES $ 3,730,380 $ 2,638,838

Note

(1) Amounts included investments in unlisted subsidiaries of $2,007,060 (2010: $1,675,978) and advances to subsidiaries of $1,408,053 (2010: $1,058,902)

Annual Report 2011 Melco Crown Entertainment Limited 169

Additional Information — Financial Statements Schedule 1

Financial Information of Parent Company

(In thousands of U.S. dollars, except share and per share data)

STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

	Ordinary Shares		Treasury Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Losses	Accumulated Losses	Total Shareholders' Equity	Comprehensive (Loss) Income
	Shares	Amount	Shares	Amount					
BALANCE AT JANUARY 1, 2009	1,321,550,399	$ 13,216	(385,180)	$ (4)	$ 2,689,257	$ (35,685)	$ (258,180)	$ 2,408,604	
Net loss for the year	–	–	–	–	–	–	(308,461)	(308,461)	$ (308,461)
Foreign currency translation adjustment	–	–	–	–	–	(11)	–	(11)	(11)
Change in fair value of interest rate swap agreements	–	–	–	–	–	6,662	–	6,662	6,662
Share-based compensation	–	–	–	–	11,807	–	–	11,807	
Shares issued, net of offering expenses	263,155,335	2,631	–	–	380,898	–	–	383,529	
Shares issued upon restricted shares vested	8,297,110	83	–	–	6,831	–	–	6,914	
Shares issued for future vesting of restricted shares	2,614,706	26	(2,614,706)	(26)	–	–	–	–	
Issuance of shares for restricted shares vested	–	–	2,528,319	25	(25)	–	–	–	
BALANCE AT DECEMBER 31, 2009	1,595,617,550	15,956	(471,567)	(5)	3,088,768	(29,034)	(566,641)	2,509,044	$ (301,810)
Net loss for the year	–	–	–	–	–	–	(10,525)	(10,525)	$ (10,525)
Foreign currency translation adjustment	–	–	–	–	–	32	–	32	32
Change in fair value of interest rate swap agreements	–	–	–	–	–	17,657	–	17,657	17,657
Share-based compensation	–	–	–	–	6,045	–	–	6,045	
Shares issued upon restricted shares vested	1,254,920	12	–	–	(12)	–	–	–	
Shares issued for future vesting of restricted shares and exercise of share options	8,785,641	88	(8,785,641)	(88)	–	–	–	–	
Issuance of shares for restricted shares vested	–	–	43,737	1	(1)	–	–	–	
Exercise of share options	–	–	804,285	8	930	–	–	938	
BALANCE AT DECEMBER 31, 2010	1,605,658,111	16,056	(8,409,186)	(84)	3,095,730	(11,345)	(577,166)	2,523,191	$ 7,164

170 Melco Crown Entertainment Limited Annual Report 2011

STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS) (continued)

Ordinary Shares Shares Amount

Treasury Shares Shares Amount

Additional Paid-in Capital

Accumulated Other Comprehensive Losses

Accumulated Losses

Total Shareholders’ Equity

Comprehensive (Loss) Income

Net income for the year — $ — — $ — $ — $ — $ 294,656 $ 294,656 $ 294,656

Foreign currency translation adjustment — — — — — (149) — (149) (149)

Change in fair value of interest rate swap agreements — — — — — 6,111 — 6,111 6,111

Change in fair value of forward exchange rate contracts — — — — — 39 — 39 39

Reclassification to earnings upon discontinuance of

hedge accounting — — — — — 4,310 — 4,310 4,310

Share-based compensation — — — — 8,624 — — 8,624

Shares issued upon restricted shares vested 310,575 3 — — (3) — — —

Shares issued for future vesting of restricted shares and exercise of share options 6,920,386 69 (6,920,386) (69) — — — —

Issuance of shares for restricted shares vested — — 941,648 9 (9) — — —

Exercise of share options — — 3,835,596 38 3,912 — — 3,950

Issuance of shares for conversion of shareholders’ loans 40,211,930 403 — — 115,020 — — 115,423

BALANCE AT DECEMBER 31, 2011 1,653,101,002 $ 16,531 (10,552,328) $(106) $ 3,223,274 $(1,034) $(282,510) $ 2,956,155 $ 304,967

Annual Report 2011 Melco Crown Entertainment Limited 171

Additional Information — Financial Statements Schedule 1

Financial Information of Parent Company

(In thousands of U.S. dollars, except share and per share data)

NOTES TO FINANCIAL STATEMENTS SCHEDULE

1 1. Basis of presentation

The financial information has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company has used equity method to account for its investments in subsidiaries.

2. Long-term debt

The Company issued the RMB Bonds and obtained the Deposit-Linked Loan during the year ended December 31, 2011 as disclosed in Note 11 to the Group’s consolidated financial statements.

Scheduled maturities of the long-term debt of the Company as of December 31, 2011 are as follows:

Year ending December 31,

2012 $ —

2013 718,085

$ 718,085

172 Melco Crown Entertainment Limited Annual Report 2011

Financial Summary

	Year Ended December 31,				
	2011	2010	2009	2008	2007
	(In thousands of US$, except share and per share data and operating data)				
Consolidated Statements of Operations Data:					
Net revenues	$ 3,830,847	$ 2,641,976	$ 1,332,873	$ 1,416,134	$ 358,496
Total operating costs and expenses	(3,385,737)	(2,549,464)	(1,604,920)	(1,414,960)	(554,313)
Operating income (loss)	$ 445,110	$ 92,512	$ (272,047)	$ 1,174	$ (195,817)
Net income (loss)	$ 288,844	$ (10,525)	$ (308,461)	$ (2,463)	$ (178,151)
Net loss attributable to noncontrolling interests	5,812	—	—	—	—
Net income (loss) attributable to Melco Crown Entertainment	294,656	(10,525)	(308,461)	$ (2,463)	$ (178,151)
Net income (loss) attributable to Melco Crown Entertainment per Share					
— Basic	$ 0.184	$ (0.007)	$ (0.210)	$ (0.002)	$ (0.145)
— Diluted	$ 0.182	$ (0.007)	$ (0.210)	$ (0.002)	$ (0.145)
Net income (loss) attributable to Melco Crown Entertainment per ADS[1]					
— Basic	$ 0.551	$ (0.020)	$ (0.631)	$ (0.006)	$ (0.436)
— Diluted	$ 0.547	$ (0.020)	$ (0.631)	$ (0.006)	$ (0.436)
Weighted average Shares used in calculating net income (loss) attributable to Melco Crown Entertainment per Share					
— Basic	1,604,213,324	1,595,552,022	1,465,974,019	1,320,946,942	1,224,880,031
— Diluted	1,616,854,682	1,595,552,022	1,465,974,019	1,320,946,942	1,224,880,031

Annual Report 2011 Melco Crown Entertainment Limited 173

Financial Summary

December 31, 2011 2010 2009 2008 2007

(In thousands of US$)

Consolidated Balance Sheets Data:

Cash and cash equivalents $ 1,158,024 $ 441,923 $ 212,598 $ 815,144 $ 835,419

Restricted cash 364,807 167,286 236,119 67,977 298,983

Total assets 6,269,980 4,884,440 4,862,845 4,495,442 3,617,099

Total current liabilities 603,119 675,604 521,643 447,289 480,516

Total debts(2) 2,325,980 1,839,931 1,798,879 1,529,195 616,376

Total liabilities 3,082,328 2,361,249 2,353,801 2,086,838 1,188,558

Noncontrolling interests 231,497 — — — —

Total equity 3,187,652 2,523,191 2,509,044 2,408,604 2,428,541

(1) Each ADS represents three ordinary shares.

(2) Includes amounts due to shareholders within one year, loans from shareholders and current and non-current portion of long-term debt.

174 Melco Crown Entertainment Limited Annual Report 2011

Corporate Information

BOARD OF DIRECTORS

Executive Director

Mr. Lawrence Yau Lung Ho (Co-Chairman and Chief Executive Officer)

Non-executive Directors

Mr. James Douglas Packer (Co-Chairman) Mr. John Peter Ben Wang Mr. Yuk Man Chung Mr. William Todd Nisbet Mr. Rowen Bruce Craigie

Independent Non-executive Directors

Mr. James Andrew Charles MacKenzie Mr. Thomas Jefferson Wu Mr. Yiu Wa Alec Tsui Mr. Robert Wason Mactier

AUDIT COMMITTEE

Mr. James Andrew Charles MacKenzie (Chairman) Mr. Thomas Jefferson Wu Mr. Yiu Wa Alec Tsui

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

Mr. Yiu Wa Alec Tsui (Chairman) Mr. Thomas Jefferson Wu Mr. Robert Wason Mactier

COMPENSATION COMMITTEE

Mr. Thomas Jefferson Wu (Chairman) Mr. Yiu Wa Alec Tsui Mr. Robert Wason Mactier

REGISTERED OFFICE IN CAYMAN ISLANDS

Walker House 87 Mary Street George Town Grand Cayman KY1-9005 Cayman Islands

PRINCIPAL PLACE OF BUSINESS AND HEAD OFFICE IN MACAU

22/F, Golden Dragon Centre Avenida Xian Xing Hai Macau

PLACE OF BUSINESS IN HONG KONG REGISTERED UNDER PART XI OF THE COMPANIES ORDINANCE

36/F, The Centrium 60 Wyndham Street Central Hong Kong

LEGAL ADVISORS

As to Hong Kong law and U.S. law Shearman & Sterling

As to Macau law Manuela António — Lawyers and Notaries

As to Cayman Islands law Walkers

AUDITOR

Messrs. Deloitte Touche Tohmatsu

COMPANY SECRETARY

Ms. Stephanie Cheung

COMPANY’S WEBSITE

www.melco-crown.com

LISTING INFORMATION

Hong Kong stock code: 6883 NASDAQ symbol: MPEL

PRINCIPAL BANKERS

Bank of China, Macau Branch Citibank N.A., Hong Kong Branch

HONG KONG SHARE REGISTRAR

Computershare Hong Kong Investor Services Limited Shops 1712-1716, 17th Floor Hopewell Centre 183 Queen’s Road East Wanchai Hong Kong

CAYMAN ISLANDS PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE

Walkers Corporate Service Limited Walker House 87 Mary Street George Town Grand Cayman KY1-9005 Cayman Islands

Annual Report 2011 Melco Crown Entertainment Limited 175

Defi nitions and Glossary

DEFINITIONS

“2006 Share Incentive Plan” refers to a share incentive plan as adopted and revised by the Board on November 28, 2006 and March 17, 2009 and as approved by the Shareholders on December 1, 2006 and May 19, 2009, respectively, which aims to provide incentives in the form of awards to consultants, employees and members of the Board with the view of promoting further success of our Company;

“2011 Credit Facilities” refers to the credit facilities entered into pursuant to an amendment agreement dated June 22, 2011 between, amongst others, Melco Crown Gaming, Deutsche Bank AG, Hong Kong Branch as agent and DB Trustees (Hong Kong) Limited as security agent, comprising a term loan facility and a revolving credit facility, for a total amount of HK$9.36 billion (approximately US$1.2 billion), and which reduce and remove certain restrictions in the City of Dreams Project Facility;

“2011 Share Incentive Plan” refers to a share incentive plan as adopted by our Company pursuant to a resolution passed by our Shareholder at an extraordinary general meeting on October 6, 2011 and became effective on the Listing Date, which aims to provide incentives in the form of awards to consultants, employees and members of the Board, with the view of promoting further success of our Company;

“Adjusted EBITDA” refers to earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, and other non-operating income and expenses;

“Adjusted property EBITDA” refers to earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, corporate and other expenses and other non-operating income and expenses;

“ADSs” refers to our American Depositary Shares, each of which represents three Shares;

“Altira Macau” refers to an integrated casino and hotel development that caters to Asian rolling chip customers, which opened in May 2007 and owned by Altira Developments Limited, our subsidiary;

“Articles of Association” refers to our articles of association conditionally adopted on October 6, 2011 and which has become effective on the Listing Date of December 7, 2011;

“Board” and “Board of Directors” refers to the board of Directors or a duly constituted committee thereof;

“China”, “mainland China” and “PRC” refer to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan;

“City of Dreams” refers to an integrated resort located on two adjacent pieces of land in Cotai, Macau, which opened in June 2009, and currently features a casino areas and three luxury hotels, including a collection of retail brands, a wet stage performance theater and other entertainment venues, and owned by Melco Crown (COD) Developments;

“City of Dreams Project Facility” refers to the project facility dated September 5, 2007 entered into between, amongst others, Melco Crown Gaming as borrower and certain other subsidiaries as guarantors, for a total sum of US$1.75 billion for the purposes of fi nancing, among other things, certain project costs of City of Dreams, as amended and supplemented from time to time;

“Cotai” refers to an area of reclaimed land located between the islands of Taipa and Coloane in Macau;

“Crown” refers to Crown Limited, an Australian-listed corporation, which completed its acquisition of the gaming businesses and investments of PBL, now known as Consolidated Media Holdings Limited, on December 12, 2007;

176 Melco Crown Entertainment Limited Annual Report 2011

“Crown Asia Investments” refers to Crown Asia Investments Pty, Ltd., formerly known as PBL Asia Investments Limited, which is 100% indirectly owned by Crown and was incorporated in the Cayman Islands but is now a registered Australian company;

“Crown Entertainment Group Holdings” refer to Crown Entertainment Group Holdings Pty, Ltd., a company incorporated on June 19, 2007 under the laws of Australia and a subsidiary of Crown;

“Deposit-Linked Loan” refers to a deposit linked facility for HK$2.7 billion (equivalent to US$353.3 million based on exchange rate on transaction date) entered into on May 20, 2011, which is secured by a deposit of RMB2.3 billion (equivalent to US$353.3 million based on exchange rate on transaction date) from the proceeds of the RMB Bonds;

“DICJ” refers to the Direcção de Inspecção e Coordenação de Jogos (the Gaming Inspection and Coordination Bureau), a department of the Public Administration of Macau;

“Directors” refers to the director(s) of our Company;

“Exchange Act” refers to the United States Securities Exchange Act of 1934;

“Greater China” refers to mainland China, Hong Kong and Macau, collectively;

“Group” refers to our Company and our subsidiaries and, in respect of the period before our Company became the holding company of such subsidiaries, the entities which carried on the business of the present Group at the relevant time;

“HK$” and “H.K. dollars” refer to the legal currency of Hong Kong;

“Hong Kong” refers to the Hong Kong Special Administration Region of the PRC;

“Hong Kong Listing” and “Listing” refer to the listing of our Shares on the Main Board of the Stock Exchange on December 7, 2011;

“IFRS” refers to International Financial Reporting Standards;

“Listing Date” refers to December 7, 2011, on which our Shares are listed and from which dealings in our Shares are permitted to take place on the Main Board of the Stock Exchange;

“Listing Rules” refers to the Rules Governing the Listing of Securities on the Stock Exchange, as amended, supplemented or otherwise modifi ed from time to time;

“Macau” and “Macau SAR” refer to the Macau Special Administrative Region of the PRC;

“Macau Tower” refers to the Macau Tower Convention & Entertainment Centre, owned by Sociedade de Turismo e Diversoes de Macau, S.A. and operated by Shun Tak Holdings Limited;

“MCE Finance” refers to our wholly-owned subsidiary MCE Finance Limited, a Cayman Islands exempted company with limited liability;

“Melco” refers to Melco International Development Limited, a Hong Kong listed company;

“Melco Crown (COD) Developments” refers to our subsidiary, Melco Crown (COD) Developments Limited, a Macau company through which we hold the land and buildings for City of Dreams;

“Melco Crown Gaming” refers to our subsidiary, Melco Crown Gaming (Macau) Limited, a Macau company and the holder of our Subconcession;

“Melco Leisure” refers to Melco Leisure and Entertainment Group Limited, a company incorporated under the laws of the British Virgin Islands and a wholly-owned subsidiary of Melco;

“Mocha Clubs” collectively refers to clubs with gaming machines, the fi rst of which opened in September 2003, and are now the largest non-casino based operations of electronic gaming machines in Macau, and operated by Melco Crown Gaming;

Annual Report 2011 Melco Crown Entertainment Limited

Definitions and Glossary

• “Model Code” refers to the Model Code for Securities Transactions by Directors of Listed issuers as set out in Appendix 10 to the Listing Rules;

• “NASDAQ” refers to the National Association of Securities Dealers Automated Quotation System;

• “New Cotai Holdings” refers to New Cotai Holdings, LLC, a company incorporated in Delaware, the United States on March 24, 2006 under the laws of Delaware, primarily owned by U.S. investment funds managed by Silver Point Capital, L.P. and Oaktree Capital Management, L.P.;

• “our Subconcession” refers to the Macau gaming subconcession held by Melco Crown Gaming;

• “Patacas” and “MOP” refer to the legal currency of Macau;

• “PBL” refers to Publishing and Broadcasting Limited, an Australian-listed corporation that is now known as Consolidated Media Holdings Limited;

• “Renminbi” and “RMB” refer to the legal currency of China;

• “Revolving Credit Facility” refers to the revolving credit facility granted under the City of Dreams Project Facility, originally for a sum of US$250 million;

• “RMB Bonds” refers to the RMB2.3 billion aggregate principal amount of 3.75% bonds due 2013 issued by our Company on May 9, 2011;

• “SCI” refers to Studio City International Holdings Limited, formerly known as Cyber One Agents Limited, a company incorporated in the British Virgin Islands with limited liability that is 60% owned by one of our subsidiaries and 40% owned by New Cotai Holdings;

• “SEC” refers to the U.S. Securities and Exchange Commission;

• “SFO” refers to the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time;

• “SGX-ST” refers to Singapore Exchange Securities Trading Limited;

• “Senior Notes” refers to the initial notes (i.e. the US$600 million aggregate principal amount of 10.25% senior notes due 2018 issued by MCE Finance on May 17, 2010) and the exchange notes (i.e. approximately 99.96% of the initial notes which were, on December 27, 2010, exchanged for 10.25% senior notes due 2018, registered under the U.S. Securities Act of 1933, collectively);

• “Share(s)” refer to our ordinary share(s), par value of US$0.01 each;

• “Shareholder(s)” refers to holder(s) of our Share(s) from time to time;

• “SPV” refers to Melco Crown SPV Limited, formerly known as Melco PBL SPV Limited, a Cayman Islands exempted company which is 50/50 owned by Melco Leisure and Crown Asia Investments;

• “Stock Exchange” refers to The Stock Exchange of Hong Kong Limited;

• “Studio City” refers to an integrated resort comprising entertainment, retail and gaming facilities proposed to be developed under the shareholder agreement between our Company and New Cotai, LLC;

• “US$” and “U.S. dollars” refer to the legal currency of the United States;

• “U.S.” and “United States” refer to the United States of America, its territories, its possessions and all areas subject to its jurisdiction;

• “U.S. GAAP” refers to the accounting principles generally accepted in the United States;

• “we”, “us”, “our”, “our Company”, “the Company”, “MCE” and “Melco Crown Entertainment” refer to Melco Crown Entertainment Limited and, as the context requires, its predecessor entities and its consolidated subsidiaries; and

• “Wynn Macau” refers to Wynn Resorts (Macau) S.A.

178 Melco Crown Entertainment Limited Annual Report 2011

GLOSSARY

“average daily rate” or “ADR”

calculated by dividing total room revenues (less service charges, if any) by total rooms occupied, i.e., average price of occupied rooms per day

“cage”

a secure room within a casino with a facility that allows patrons to exchange cash for chips required to participate in gaming activities, or to exchange chips for cash

“chip”

round token that is used on casino gaming tables in lieu of cash

“concession”

a government grant for the operation of games of fortune and chance in casinos in Macau under an administrative contract pursuant to which a concessionaire, or the entity holding the concession, is authorized to operate games of fortune and chance in casinos in Macau

“drop”

the amount of cash to purchase gaming chips and promotional vouchers that are deposited in a gaming table’s drop box, plus gaming chips purchased at the casino cage

“drop box”

a box or container that serves as a repository for cash, chips, chip purchase vouchers, credit markers and forms used to record movements in the chip inventory on each table game

“gaming machine handle (volume)”

the total amount wagered in gaming machines

“gaming promoter” or “junket representative”

an individual or corporate entity who, for the purpose of promoting rolling chip gaming activity, arranges customer transportation and accommodation, provides credit in its sole discretion if authorized by a gaming operator, and arranges food and beverage services and entertainment in exchange for commissions or other compensation from a gaming operator

“hold percentage”

the amount of win (calculated before discounts and commissions) as a percentage of drop or rolling chip volume

“integrated resort”

a resort which provides customers with a combination of hotel accommodations, casinos or gaming areas, retail and dining facilities, MICE space, entertainment venues and spas

“marker”

evidence of indebtedness by a player to the casino or gaming operator

“mass market patron”

a customer who plays in the mass market segment

“mass market segment”

consists of both table games and slot machines played on public mass gaming floors by mass market patrons for cash stakes that are typically lower than those in the rolling chip segment

“mass market table games drop” (previously known as “non-rolling chip volume”)

the amount of table games drop in the mass market table games segment

Annual Report 2011 Melco Crown Entertainment Limited 179

Definitions and Glossary

“mass market table games hold percentage” (previously known as “non-rolling chip hold percentage”)

“MICE”

“non-negotiable chip”

“non-rolling chip” or “traditional cash chip”

“occupancy rate”

“revenue per available room” or “REVPAR”

“rolling chip”

mass market table games win as a percentage of mass market table games drop

Meetings, Incentives, Conventions and Exhibitions, an acronym commonly used to refer to tourism involving large groups brought together for an event or specific purpose promotional casino chip that is not to be exchanged for cash chip that can be exchanged for cash, used by mass market patrons to make wagers the average percentage of available hotel rooms occupied during a period calculated by dividing total room revenues (less service charges, if any) by total rooms available, thereby representing a combination of hotel average daily room rates and occupancy non-negotiable chip primarily used by rolling chip patrons to make wagers

“rolling chip patron”

“rolling chip volume”

“rolling chip win rate” (previously known as “rolling chip hold percentage”)

“slot machine”

“subconcession”

“table games win”

“wet stage performance theater”

“win percentage-gaming machines”

a player who is primarily a VIP player and typically receives various forms of complimentary services from the gaming promoters or concessionaires or subconcessionaires the amount of non-negotiable chips wagered and lost by the rolling chip market segment rolling chip table games win as a percentage of rolling chip volume traditional gaming machine operated by a single player and electronic multiple-player gaming machines an agreement for the operation of games of fortune and chance in casinos between the entity holding the concession, or the concessionaire, a subconcessionaire and Macau government, pursuant to which the subconcessionaire is authorized to operate games of fortune and chance in casinos in Macau the amount of wagers won net of wagers lost that is retained and recorded as casino revenues the approximately 2,000-seat theater specifically designed to stage “The House of Dancing Water” show actual win expressed as a percentage of gaming machine handle

180 Melco Crown Entertainment Limited Annual Report 2011

Appendix I — 2006 Share Incentive Plan and 2011 Share Incentive Plan

2006 Share Incentive Plan

We adopted the 2006 Share Incentive Plan to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentives to employees, directors and consultants and to promote the success of our business. The 2006 Share Incentive Plan has been succeeded by our 2011 Share Incentive Plan. No further awards may be granted under the 2006 Share Incentive Plan. All subsequent awards will be issued under the 2011 Share Incentive Plan. Awards previously granted under the 2006 Share Incentive Plan shall remain subject to the terms and conditions of the 2006 Share Incentive Plan.

The following paragraphs describe the principal terms included in the 2006 Share Incentive Plan.

Types of Awards. The awards permitted to be granted under our 2006 Share Incentive Plan included options to purchase our Shares and restricted Shares.

Eligibility. We were permitted to grant awards to employees, directors and consultants of our Company or any of our related entities, including Melco, Crown, other joint venture entities of Melco or Crown, our own subsidiaries or any entities in which we hold a substantial ownership interest. However, we could grant options that are intended to qualify as incentive share options only to our employees.

Maximum Number of Shares. Under the 2006 Share Incentive Plan, the maximum aggregate number of Shares which could be issued pursuant to all awards (including Shares issuable upon exercise of options) was 100,000,000 over 10 years.

Plan Administration. Our compensation committee would administer the 2006 Share Incentive Plan and determine the provisions and terms and conditions of each award grant.

Award Agreement. Awards granted were to be evidenced by an award agreement that sets forth the terms, conditions and limitations for each award.

Exercise Price and Term of Awards. In general, the plan administrator would determine the exercise price of an option and set forth the price in the award agreement. The exercise price could be a fixed or variable price related to the fair market value of our Shares. If we granted an incentive share option to an employee who, at the time of that grant, owned Shares representing more than 10% of the voting power of all classes of our share capital, the exercise price could not be less than 110% of the fair market value of our Shares on the date of that grant. The term of each award would be stated in the award agreement, and would not exceed 10 years from the date of the grant.

Vesting Schedule. In general, the plan administrator determined, or the award agreement would specify, the vesting schedule.

As of December 31, 2011 the unvested share options granted under the 2006 Share Incentive Plan represented approximately 0.599% of our issued share capital. If all the unvested share options were to be exercised and vested during the year ended December 31, 2011 on an unaudited pro-forma basis, there would be a dilution effect on the shareholdings of our Shareholders of approximately 0.599% and basic earnings per Share of US$0.0011.

Annual Report 2011 Melco Crown Entertainment Limited 181

Appendix I — 2006 Share Incentive Plan and 2011 Share Incentive Plan

2011 Share Incentive Plan

We adopted the 2011 Share Incentive Plan to provide our employees, directors and consultants with incentives to increase shareholder value, and to attract and retain the services of those upon whom we depend for the success of our business. The

2011 Share Incentive Plan was conditionally approved by our Shareholders at the extraordinary general meeting held on October 6, 2011 and became effective upon commencement of dealings in our Shares on the Stock Exchange on December 7, 2011. The 2011 Share Incentive Plan succeeds the 2006 Share Incentive Plan.

The following paragraphs summarize the principal terms of the 2011 Share Incentive Plan.

Types of Awards. The awards that may be granted under the plan include options, incentive share options, restricted Shares, share appreciation rights, dividend equivalents, share payments, deferred shares and restricted share units.

Eligibility. We may grant awards to employees, directors and consultants of our Company, any parent or subsidiary of our Company, or any of our related entities that our Board designates as a related entity for the purposes of the 2011 Share Incentive Plan. Our compensation committee may from time to time select from among eligible individuals those to whom awards shall be granted. However, only employees of our Company or of a parent or subsidiary of our Company are eligible to receive incentive share option awards.

Maximum Number of Shares. The maximum aggregate number of Shares which may be issued pursuant to all awards under the 2011 Share Incentive Plan is 100,000,000 Shares. This limit may be increased from time to time, but by no more than 10% of the Shares then in issue as at the date of the Shareholders’ meeting to approve such increase. The Shares which may be issued upon exercise of all outstanding awards granted and yet to be exercised under the plan shall not exceed 30% of the Shares in issue from time to time, as prescribed under relevant Listing Rules. No award has been granted under the 2011 Share Incentive Plan during the year ended December 31, 2011.

Maximum Entitlement of Option Holders. The maximum aggregate number of Shares underlying an option grant shall not, in any 12-month period up to the date of grant, exceed 1% of the number of Shares in issue on the date of grant, unless Shareholders’ approval is obtained in accordance with the Listing Rules. The maximum aggregate number of Shares to be issued upon exercise of options granted to a substantial Shareholder or an independent non-executive director of our Company, or any of their respective associates, shall not exceed 0.1% of the Shares in issue on the offer date or have an aggregate value, based on the official closing price of the Shares as quoted by the Stock Exchange on the offer date, in excess of HK$5 million, unless Shareholders’ approval is obtained in accordance with the Listing Rules. Such limits may be amended from time to time by the Stock Exchange. Our compensation committee may not grant options to a director, chief executive or substantial Shareholder of our Company, or any of their respective associates, without approval by independent non-executive Directors on the compensation committee at the time of such determination.

182 Melco Crown Entertainment Limited Annual Report 2011

Option Periods and Payments. Our compensation committee may in its discretion determine, subject to the plan expiration period: the period within which Shares must be taken up under an option; the minimum period, if any, for which an option must be held before it can be exercised; the amount, if any, payable on application or acceptance of the option; and the period within which payments or calls must or may be made or loans for such purposes must be repaid.

Plan Administration. Our compensation committee will administer the 2011 Share Incentive Plan and has the power to, among other actions, designate eligible participants, determine the number and types of awards to be granted, and set the terms and conditions of each award grant.

Award Agreement. Awards granted will be evidenced by an award agreement that sets forth the terms, conditions and limitations for each award.

Exercise Price. In general, the compensation committee may establish the exercise price or purchase price, if any, of any award. The exercise price of an option may be a fixed or variable price related to the fair market value of our Shares, but in any event shall not be less than the highest of: the official closing price quoted on the Stock Exchange on the date such option is offered in writing to a participant, or the offer date; the average of the official closing prices as quoted on the Stock Exchange for the five business days immediately preceding the offer date; and the nominal value of a Share. If we grant an incentive share option award to an employee who, at the time of that grant, owns Shares representing more than 10% of the voting power of all classes of our Shares, the exercise price may not be less than 110% of the fair market value of our Shares on the date of that grant.

Term of Awards. The term of each award shall be stated in the award agreement, and may not exceed 10 years from the date of the grant. If the participant ceases to be eligible for any reason, the validity of the award shall depend on the terms and conditions of the award agreement. For a participant granted an incentive share option, upon three months of termination of employment as an employee, the right to exercise the incentive share option shall be revoked.

Transferability. Rights in awards are personal to participants and, except as otherwise provided by our compensation committee, no award shall be assigned, transferred, or otherwise disposed of by a participant other than by will or the laws of descent and distribution.

Adjustments. In the event of any share split, combination or exchange of shares, spin-off, recapitalization, reorganization, merger, consolidation or any other change affecting our share capital, our compensation committee shall make proportionate and equitable adjustments to reflect such change with respect to: (i) the aggregate number and types of shares that may be issued under the plan; (ii) the terms and conditions of any outstanding awards; and (iii) the grant price or exercise price per share for any outstanding awards.

Annual Report 2011 Melco Crown Entertainment Limited 183

Appendix I — 2006 Share Incentive Plan and 2011 Share Incentive Plan

Change in Control Transactions. In the event of a change in the control of our Company, our compensation committee may in its sole discretion provide for termination, purchase or realization of awards, or replacement of awards with other rights or property. Upon the consummation of a merger or consolidation in which our Company is not the surviving entity, a sale of substantially all of our assets, the complete liquidation or dissolution of our Company or a reverse takeover, each award will terminate, unless the award is assumed by the successor entity. If the successor entity assumes the award or replaces it with a comparable award, or replaces the award with a cash incentive program and provides for subsequent payout, the replacement award or cash incentive program will automatically become fully vested, exercisable and payable, as applicable, upon termination of the participant’s employment without cause within 12 months of such corporate transaction. If the award is neither assumed nor replaced, it shall become fully vested and exercisable and released from any repurchase or forfeiture rights immediately prior to the effective date of such corporate transaction, provided that the participant remains eligible on the effective date of the corporate transaction.

Amendment and Termination. Subject to applicable laws, our compensation committee may terminate, amend or modify the 2011 Share Incentive Plan upon obtaining the approval of our Board and the approval of the Shareholders for the amended plan. However, no amendment, modification or termination shall adversely affect in any material way any award previously granted under 2011 Share Incentive Plan or any previous plans, without the prior written consent of the participant.

Expiration. The 2011 Share Incentive Plan will expire 10 years after the date it became effective. No awards may be granted pursuant to the 2011 Share Incentive Plan after that time.

184 Melco Crown Entertainment Limited Annual Report 2011